UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Corporate Responsibility Report

Item 1

Israel Chemicals Ltd.
Corporate Responsibility Report 2014

Where needs take us

People
Agriculture

Food

Engineered Materials

Cities

Broadening the information presented about our corporate responsibility-related activities

With the objective of broadening the information presented about our corporate responsibility-related activities, this year have integrated videos and stakeholders QandAs from our website.

We invite you to download a free QR code reader from your favorite app store and then scan the QR codes throughout this report. If you are reading the online version of this report, please press the QR code.

For ICL's website where you can find a wealth of information about the company, including corporate responsibility reports from previous years, scan the QR code or press the QR code.

ICL Corporate Review 2014 1

Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative ("KPMG
International"), a Swiss entity.

2 ICL Corporate Review 2014

Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative ("KPMG
International"), a Swiss entity.

ICL Corporate Review 2014 3

Contents

7 Foreword

8 Letter from the Chairman and CEO

Chapter One

10 About ICL – Organizational Profile & Corporate Responsibility Overview

ICL at a Glance	13
ICL's Story: "Needs Evolve, So Do We"	18
"Continuously More Global"	20
ICL's Leading Position	22
Focusing on Core Activities: Material M&A and Divestitures	23
Financial Performance	24
ICL Corporate Responsibility Policy & Guiding Principles	27
Material Issues	30
Transparency and Dialogue with Stakeholders	33

Chapter Two

40 Corporate Governance & Economic Responsibility

Corporate Governance	42
Corporate Structure	42
Board of Directors	44
Executive Compensation	46
Procedure for Transactions with Interested Parties	47
Feedback and Control Mechanisms	47
Compliance with Laws and Regulations	48
Voluntary External Standards of Quality	49
Organizational and Business Culture	50
Code of Ethics	52
Protection of Human Rights	52
Business Conduct	52
ICL's Impact on State Economies: Two Case Studies - Israel and Spain	54

Chapter Three

66 Environmental Responsibility

Environmental Policy	68
Sustainability for Product Lifecycle	71
Product Stewardship on the Ground	74
Stage 1: Materials Extraction	74
Stage 2: Product Development	91
Stage 3: Production & Operation	100
Stage 4: Logistic & Distribution	107
Stage 5: Product Use Stage	112
Stage 6: End of product life	116
Environmental Performances & Measures for Improvement	118
Energy Consumption	118
Greenhouse Gas Emissions & Climate Change	124
Air Quality	126
Water Consumption	131
Solid and Liquid Waste and by products	134

Chapter Four

140 Social Responsibility

Employment Responsibility	142
Fair Employment	148
Employee Empowerment	150
Organizational Changes	152
Occupation Health & Safety	154
Socially Responsible Actions towards Communities and Society in General	162
Vision and Strategy for Community Engagement	162
Social Involvement in Israel	164
Social Involvement in Europe	175
Social Involvement in Americas	178

Chapter Five

182 About the Report

184 GRI G4 Content Index

4 ICL Corporate Review 2014

ICL Corporate Review 2014 5

Sustainability: "Greening" Our Activities

6 ICL Corporate Review 2014

Foreword

Foreword

We are honored to present the Corporate Responsibility Report of Israel
Chemicals (ICL) for 2014.

Resulting from the consolidation of the corporate management, this report aims to provide accountability to ICL's internal and external stakeholders, by conveying a true, balanced picture of the Company's policies, activities and results in social and environmental topics associated with its business.

Sustainable development is a key factor in the Company's strategy, which is oriented to long-term economic success. Consequently, proactive thinking and responsible action have top priority. The information presented in this report results from the collaborative work of numerous people and reflects a process of continuous improvement and strengthening sustainability practices.

In its ongoing commitment to Corporate Responsibility, ICL publishes a
Sustainability Report each year, and it intends to continue reporting, and even to expand this format in the future, as part of the Company's enhanced strategic thinking and activity on social and environmental issues, in all aspects of its business.

As a global company with operations worldwide, the report preparation process demonstrates the challenge that lies in integrating and managing businesses that are located in various geographic locations, while preserving their best practices to benefit the Company, its stakeholders and society in general.

The tradition of annual reporting makes it possible for ICL to make significant improvements in the process of gathering and upgrading data so that it may be presented to its stakeholders in the most reliable, accurate manner.

This report is written in accordance with international guidelines of the
Global Reporting Initiative (GRI), pursuant to GRI G4 Guidelines. The selection of topics reflects material issues concerning ICL's activities. The report complements ICL's 2014 financial report and information included on the
Company's website.

On the following pages, you will find information relating to
ICL's operations throughout the life cycle of the products and materials that it manufactures, including policies, practices and stakeholder relationships, as well as data pertaining to ICL's economic, social and environmental performance.

We invite you to use your smart phone to download a free QR reader in order to scan QR codes placed throughout this publication for additional content.

This report demonstrates ICL's genuine commitment to transparency and hope that you will also find it informative and interesting.

ICL Corporate Review 2014 7

Letter from the Chairman and CEO

our commitment to manage ICL responsibly is clearer than ever and serves as a beacon for decision making within the company.

We are pleased to present ICL's 2014 Corporate Responsibility Report as the company continues its transformation from a group of successful businesses into one, truly unified, global company.
We are accomplishing this by creating a collaborative, efficient and innovative environment for our 12,000 valued employees that will enable them to address evolving needs in our core markets: agriculture, food and engineered materials.
The integrated social, environmental and financial aspects of sustainability are key components of this transformation.

Much of our "Next Step Forward" strategy to evolve ICL into a company that fulfills essential needs based on integrated mineral value chains, pertains to issues reflected in this report: we are implementing multiple initiatives to improve our financial and ecological efficiency and to build sustainable platforms that will enable us to become more flexible, resilient and productive in the face of growing global challenges.

We are also continuing to reduce our environmental footprint, enhance product sustainability throughout the value chain, and develop next generation products in energy storage, balanced fertilization, food additives and environmentally friendly flame retardants. Some of these projects have been completed while others will continue through 2015 and beyond. In this report, we present a snapshot of the progress we have achieved to date and lay out our roadmap for the future. This year, we have also included for the first time an analysis of material issues that are of concern to our various stakeholders as well as the focus of our activities.

We are proud of our progress in light of the various challenges we face in our markets and Israel's

increasingly uncertain and unfavorable business climate. These challenges have highlighted the critical importance of our social and environmental policies and our focus on excellence and innovation in the sustainability arena in all of the countries in which we operate. With thousands of customers, employees and stakeholders throughout the world depending upon us, our commitment to manage ICL responsibly is clearer than ever and serves as a beacon for decision making within the company.

With our Next Step Forward strategy well underway, we are building ICL into a stronger, more focused and more global company, better positioned to take advantage of global opportunities and to create long-term and sustainable value.

Pleasant reading!

Mr. Nir Gilad Mr. Stefan Borgas
Chairman of the Board President and CEO

Mr. Nir Gilad
Chairman of the Board

Mr. Stefan Borgas
President and CEO

8 ICL Corporate Review 2014
ICL Corporate Review 2014 9

Chapter One

About ICL -

Organizational
                                Profile and Corporate Responsibility Overview
ICL's Activity Throughout the Lifecycle:

One ICL
One Purpose One Mission

ICL at a Glance

Company's Raison D'[]tre: Fulfilling Humanity's Essential Needs

ICL, Israel Chemicals Ltd. , and its subsidiaries, associated companies and joint ventures (hereinafter -- "the Company") is a leading specialty minerals company that operates a unique, integrated business model, through which it utilizes sophisticated processing expertise, proprietary technologies and innovation capabilities to extract specialty minerals and develop and manufacture products that fulfill humanity's essential needs, primarily in three markets: agriculture, food and engineered materials. ICL's activities are mainly in the areas of fertilizers and specialty chemicals and its operations are organized into three segments: Fertilizers, Industrial Products and
Performance Products.

Nature of ownership and legal form: Limited liability company operating under the laws of Israel

Public company: ICL shares are traded on the New York Stock Exchange
("NYSE") (since September 2014), as well as on the Tel Aviv Stock Exchange
("TASE")

Number of Employees: 12,457

Registered office and principal place of business: Millennium Tower, 23
Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel

Website address: www .icl-group.com "Where Needs Take Us"

Scan QR code or press the QR code to watch ICL's President and CEO, Mr. Stefan
Borgas, present the Company's unique business model, its "Next Step Forward"
strategy and its goals.

ICL Corporate Review 2014 13

Chapter 1: About ICL

Unique Portfolio of Mineral Assets

Resources

Dead Sea



UK/ Spain Mines



Negev Desert



Global opportu-nities



Specialty Minerals

- Potash Bromine Magnesium
- Potash Polysulphate
- Phosphate
- Potash Phosphate

Fully Integrated & Diversified Value Chain

Expertise

- Mining Operation
- Effective Chemistry
- Innovative Formulations

Fully Integrated & Diversified Value Chain

Segments

- Fertilizers
- Industrial Products
- Performance Products

Leading Positions in Concentrated Global Markets with Strong Fundamentals

End Markets -

Constitute over 90% of ICL revenue

- Agriculture
- Engineered Materials
- Processed Food

Lines of Business

- Potash
- Phosphates & Compound Fertilizers
- Specialty Fertilizers
- Flame Retardants
  bromine- & phosphorus-based
- Industrial Solutions
  bromine & phosphorus-based
- Advanced Additives
  phosphates & phosphorus-based
- Food Specialties
  phosphates-based

Potassium	Phosphorus	Bromine	Magnesium
K	P	Br	Mg
39.10 19	30.97 15	79.90 35	24.31 12

Potash

Potash (potassium chloride) is one of the three major nutrients required for plant growth. Not only is it vital for the physiological processes of the plant, Potash improves the durability of the produce it fertilizes, helping the product survive storage and transportation and prolong its shelf life. There are currently no artificial substitutes for potassium.

Phosphate

Derived from phosphate rock, phosphate is one of the three major nutrients required for plant growth. Phosphorus directly contributes to a wide range of physiological processes in a plant and accelerates the growth rate of crops. There are currently no artificial substitutes for Phosphorus.

Bromine

Bromine is a member of the halogen family and is known for its diverse uses in many industries. Bromine is rarer than about three-quarters of elements in the Earth's crust and is found in seawater and underground brine deposits. Due to its high concentration of salt, the Dead Sea is a major source of the world's Bromine.

Magnesium

Magnesium is the eighth most abundant element in the earth's crust and plays an important role in plant and animal life.

Strengths

- A global entity with a broad presence across five continents
- Unique portfolio of mineral assets
- Growth opportunities across a fully integrated and diversified value chain
- Leading position in concentrated global markets with strong fundamentals
- Strong cash flow generation and return of capital to shareholders


Processed Food


Engineered Materials


Agriculture

14 ICL Corporate Review 2014

ICL Corporate Review 2014 15

Chapter 1: About ICL

Segments

67%

Fertilizers*

ICL Fertilizers (ICL-Fertilizers) extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL
Fertilizers processes the potash into several types of fertilizers and markets them throughout the world. This segment also uses a portion of the potash to produce compound fertilizers.
ICL Fertilizers provides end-users and manufacturers on five continents with a wide range of high-performance solutions from potash.

In addition, ICL Fertilizers mines and processes phosphate rock in open mines in the south of Israel, and produces sulfuric acid in Israel, agricultural phosphoric acid, phosphate fertilizers, compound fertilizers, based mainly on potash and phosphate, liquid fertilizers and soluble fertilizers. ICL
Fertilizers also manufactures compound fertilizers in the Netherlands, Germany and Belgium, liquid fertilizers and soluble fertilizers in Spain, slow release fertilizers and controlled release fertilizers in the Netherlands and in the
United States, and phosphate based food additives for livestock, in Turkey and in Israel.

ICL Fertilizers markets its products worldwide, mainly in Europe, Brazil,
India, China and Israel. The activities of ICL Fertilizers also include the activities of Mifalei Tovala Ltd., which is engaged in the transportation of cargo, mainly of ICL companies in Israel, since a large part of the Company's activities consists of bulk transport of cargo of the ICL Fertilizers segment.

*Based on full year 2014 EBITDA (Adjusted)

15%

Industrial Products*

ICL Industrial Products (ICL-IP) produces bromine from a solution created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in
Israel, the Netherlands and China. This segment also extracts salt, magnesia and chlorine from Dead Sea brine, and produces chlorine-based products in
Israel and the United States.

In addition, ICL Industrial Products engages in the production and marketing of flame retardants and additional phosphorus based products.

*Based on full year 2014 EBITDA

18%

Performance Products*

ICL Performance Products (ICL-PP) purifies some of the agricultural phosphoric acid manufactured by ICL Fertilizers, purchases purified phosphoric acid from other sources and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value, phosphate salts, which are also used as a raw material for manufacturing, food additives, hygiene products and flame retardants and fire extinguishing products. ICL
Performance Products also manufactures phosphorous derivatives based on phosphorous acquired from outside sources as well as specialty products based on aluminum acids and other raw materials. The manufacturing of ICL's performance products is conducted primarily at production sites in Europe,
(particularly in Germany), the United States, Brazil, Israel, China, Mexico and
other countries.

*Based on full year 2014 EBITDA

**In addition to the segments described above, ICL has other operations, including production and marketing of pure magnesium as well as magnesium alloys.

End Markets

52%

Agriculture*

The demand for fertilizers is driven and influenced by the growth of the world's population, the increase in the standard of living and a shortage of arable land, which are creating an increasing demand for food. The agricultural products that ICL produces help to feed the world's growing population by providing essential nutrients that help farmers increase the quantity and quality of their crops. ICL is also an expert in the area of specialty fertilizers meeting the needs of specific crops and climates in order to maximize their productivity and quality.

*Based on full year 2014 external sales

8%

Food*

ICL is a leader in supplying effective and innovative products to the food and beverage industries. The Company's portfolio and expertise allow it to provide customers with products specifically tailored to the needs of their industry.

*Based on full year 2014 external sales

31%

Engineered Materials*

ICL is a global leader in industrial additives and materials, including a broad range of flame retardants, phosphate salts and specialty phosphate blends, purified phosphoric acid and electronic-grade specialty phosphoric acids. The
Company is also a leading provider of magnesium alloys for the automobile industry. ICL's strong technical support team works closely with customers across the globe to provide customized high-performance applications. These materials help to create more efficient and environmentally friendly energy, prevent the spread of forest fires, and allow the safe and broad use of hundreds of products and materials.

*Based on full year 2014 external sales

Fertilizers Worldwide

Scan QR code or press the QR code to watch the video.

Stakeholder QandA

Scan QR code or press the QR code to read QandA concerning ICL's essential products (currently available in Hebrew).

16 ICL Corporate Review 2014

ICL Corporate Review 2014 17

Chapter 1: About ICL

ICL's Story: "Needs Evolve, So Do We"

Based on its commitment to provide essential needs to humanity, ICL monitors the needs of its customers, the communities in which it operates and its other stakeholders. The Company keeps its finger on the pulse of changes and developments in the future, not only to maintain its operations, but to ensure that it leads the market in providing effective, helpful and the most advanced solutions to meet these needs.

Business changes that require creative solutions: electronic products that require advanced flame retardants that are environmentally friendly; growing populations and rising standards of living that require more fertilizers; new diets that require fertilizers and advanced supplements.

Environmental and regulatory changes rise in the importance of environmental issues which require strict adherence to the principles of sustainability throughout the production chain and product life.

Social and technological changes are a platform for social engagement and for growing social and environmental regulation, and accordingly, ICL must accelerate the Company's adoption of greater transparency and become more open to the social environment in which it operates through dialogue with communities in which it works, as well as with its customers and other stakeholders.



Business Changes
Environmental Changes
Regulatory Changes
ICL
Where needs take us
Social Changes
Technological Changes

"If in the past, minerals and the products we produce from them were our focus, today we are focusing on what is indispensable, the essential things that people need in order to survive. Today, humanity is our client."

Stefan Borgas, President & CEO



ICL's Fertilizers and Speciality Fertilizers Help Efficiently Feed a Growing Global Population
ICL's Special Fire Retardants Help Contain Forrest Fires Caused by Forever Changing Climate Conditions
Examples
ICL's Advanced Polymeric Flame Retardants Help Meet the Growing Demand for Environmentally Friendly Fire Safety Products
ICL's Food Specialities Provide Solutions to the Growing Middle Class's Need for improved Texture, Taste and Stability in the Processed Food Industry
ICL's Merquel Product Help Produce Energy in an Environmentally Friendler and Healthier Manner, Reducing Mercury Emissions in Coal Power Stations and Deep Sea Oil Production

ICL – Fulfilling humanity's essential needs in agriculture, food and engineered materials

Scan QR code or press the QR code to watch the video.

"ICL is committed to constaly listen for any new development in humanity's essential needs, creating solutions that lead change, not just respond to it."

18 ICL Corporate Review 2014

ICL Corporate Review 2014 19

Continuously More Global

The following diagram shows the geographic distribution of ICL sales in 2014 and the locations of the Company's main sites:

FR122P (Netherlands and Israel)
Polysulphate Expansion (UK)
Thermphos (Germany)
Hagesud (Germany)
Prolactal (Austria)
Yunnan Yuntianhua Group (China)
Israel Advocacy and Efficiency
Potash for Life (India)
Allana (Ethiopia)
Fosbrasil (Brazil)
South America 9%
Other countries 3%
Mexico Europe 39%
Israel 5%
Asia 21%

ICL Corporate Review 2014 21

Chapter 1: About ICL

ICL holds a leading position in most of the markets in which it operates


End-Markets
Agriculture
Engineered Materials
Processed Food
Potash
IPK Fertilizers
Specialty Fertilizers
#1 in Western Europe
#2 in Western Europe; #3 in India; #4 in China and Brazil
#1 Worldwide in MAP / MKP Soluble Agriculture Fertilizers; #1 in the United States in Controlled-Release Fertilizers; #2 (tied) in Europe in Controlled-Release Fertilizers
Specialty Phosphates
Elemental Bromine
Phosphorus-Based Flame Retardants
Forest Fire Retardants
#1 Worldwide
Top 2 Worldwide
Phosphate-Based Food Additives
Top 3 Worldwide

22 ICL Corporate Review 2014

Focusing on Core Activities: Material M&A and Divestitures

As part of ICL's growth strategy, the Company seeks out opportunities to expand its activities in its core businesses, both organically and through acquisitions[1].

Significant M&A in 2014:

- In January 2014, the Company acquired Hagesud Group, a German producer of premium spice blends and food ingredients for meat processing.
- In February 2014, ICL signed a strategic agreement with Allana Potash, the shares of which are traded on the Toronto Stock Exchange, in connection with the development of a potash mine in Ethiopia. During preparation of this report, the Company offered to acquire all of the other outstanding shares of Allana Potash.
- In August 2014, ICL acquired AmegA Sciences, an innovative development company and industrial leader from England which manufactures products for specialty agricultural markets, including horticulture and turf & amenity, including wetting agents, water conservation and growth enhancement solutions.
- In December 2014, ICL acquired Fosbrasil (increasing its holdings from 44.25% to 100%), the leading manufacturer in Latin America of purified phosphoric acid for the food market and a manufacturer of secondary products based on phosphates.
- In December 2014, ICL signed a strategic partnership agreement with Yunnan Yuntianhua, the second largest chemicals manufacturer in China and the third largest phosphate manufacturer in the world, to operate a joint venture (50/50) under ICL control, of phosphate operations which includes a large-scale phosphate mine and manufacture of secondary products.

Divestiture of non-core businesses: in the fourth quarter of 2014, ICL signed agreements to sell its APW (Alumina, Paper, Water) businesses, Rhenoflex, which produces components to reinforce shoes, its Anti-Germ businesses, and Medentech. For the most part, these transactions were completed in 2015.



[1] *For additional information about ICL's material mergers and acquisitions in recent years, see: ICL 2014 Annual Report, "Part I, Item 4. Information on the Company, B. Business Overview— Our History" (pages 40-43). Available on the Company's website: www.icl-group.com/investors/reports/financialreports/Pages/default.aspx*

ICL Corporate Review 2014 23

Chapter 1: About ICL

Financial Performance

Selected Financial Data

USD millions

	2014	2013	2012
Sales	6,111	6,272	6,471
Operating Income	758	1,101	1,554
Adjusted Operating Income	960	1,196	1,598
Net Income attributable to the Company's shareholders	464	819	1,300
Adjusted Net Income attributable to the Company's shareholders	695	1,012	1,339
Cash Flow from Operating Activities	895	1,127	1,727
Adjusted EBITDA	1,344	1,559	1,946
ROE	21.0%	28.8%	40.4%
ROIC	13.6%	18.2%	25.8%
Dividend Yield	3.4%	8.0%	6.4%

Additional financial information is available on the Company's website: http://www.icl-group.com/investors/reports/financialreports/Pages/default.aspx

Revenues, Operating Income, Net Income

USD millions

Sales | Operating Income | Net Income[1]



6,111
758
695
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

2003-2006 figures are based on Israeli GAAP; 2007-2013 figures are based on IFRS
Attributable to the Company's shareholders, adjusted

Direct Economic Value Generated (Revenues)

(USD millions)

6,111
USD millions

- Community Investments
- Payments to government
- Economic value retained
- Payments to Providers of capital
- Employee wages and benefits
- Operating costs



159
5
824
894
1,138
3,091

Segment Data

- ICL Fertilizers Potash
- ICL Fertilizers Phosphates & Fertilizers
- ICL Performance Products
- ICL Industrial Products
- Other



Sales
to external customers only
2%
27%
22%
25%
25%
Operating income*
adjusted
14%
13%
54%
19%

* Before inter-company eliminations & others activities

24 ICL Corporate Review 2014

ICL Corporate Review 2014 25

Chapter 1: About ICL



Segment Data

ICL Fertilizers

Revenues

$3,402 M*



*Including $260 million in internal sales

Operating income

$670 M



ICL Industrial Products

Revenues

$1,337 M*



*Including $20 million in internal sales

Operating income

$128 M*



* Adjusted

ICL Performance Products

Revenues

$1,614 M*



*Including $81 million in internal sales

Operating income

$197 M*



* Adjusted

26 ICL Corporate Review 2014

ICL Corporate Responsibility Policy & Guiding Principles

ICL places a strong emphasis on its corporate responsibilities to its shareholders, employees and investors, customers and suppliers, communities and other stakeholders. Throughout its history, ICL's understanding of corporate responsibility has evolved and deepened. It has led the Company to substantially increase its environmental, social and communal activities, and, most importantly, to internalize a commitment to responsible business practices that guides it on a daily basis.

The ICL Guidelines for Corporate Responsibility embody the Company's commitment to good corporate governance and ensure it conducts business in a way that will lead to sustainable growth while balancing the needs of its various stakeholders, and fulfilling statutory and moral duties. This commitment starts with ICL's CEO, ICL's Chief Compliance Officer and ICL's senior management and extends throughout the organization.

The Company's Board of Directors and the Group's management, take various measures to ensure ICL's businesses are conducted in accordance with the Guidelines. For example, the company has dedicated committees which monitor and enforce high standards of environmental and social responsibility. These committees regularly consult with independent experts to evaluate and reduce the economic, social and environmental impacts of the company and ensure compliance with all legal obligations.

The Company's Board of Directors appointed Asher Grinbaum, the Company's Deputy CEO and COO, to serve as the Company's Chief Risk Manager in charge of environmental, safety, occupational health and security issues of the Company. Mr. Grinbaum reports to ICL's CEO and, periodically on his behalf, to the Board of Directors, on activities in these areas.

As part of his role, Mr. Grinbaum is in charge of the Corporate Responsibility Report.

The ICL 2014 Corporate Responsibility Report, approved by the Board of Directors , outlines its Guidelines for Corporate Responsibility and documents the Company's continuing global progress in four key performance areas: Marketplace, Workplace, Environment and Community.



Risk Management and the Precautionary Principle

As part of the strategic planning required to implement sustainable business activities, an organizational risk management structure was established at ICL companies, including structured programs to promote the issue. In addition, the Company maintains an Ecology Center of Excellence which serves as the Company's arm for managing, reducing and controlling environmental risk at ICL companies. Through this structured process to identify risks and opportunities, ICL applies the precautionary principle to environmental and economic issues.

An Enterprise Risk Management (ERM) system to identify existing and future risks, created by ICL in cooperation with Ernst & Young, includes environmental aspects. The ERM identifies, measures, manages and reduces risks, including assimilation of procedures required to implement the policy. This system relates to strategic, operational, statutory and economic risks in all aspects of the organization's operations, including its impact on the environment, the economy and society at large. Regarding the environment, ICL's commitment to the principles of the Responsible Care Global Charter (see below in this section) serves to integrate the precautionary principles.

ICL Corporate Review 2014 27

Chapter 1: About ICL

Asher Grinbaum, "The Need to Integrate Sustainability Considerations and
Corporate Responsibility at the Core of Our Business Strategy"

ICL's Executive VP and COO writes about the company's environmental and social responsibility in an ever changing world:

"Humanity's needs in the present era go beyond the products
necessary for our physical existence. Companies, corporations and large organizations are now required to operate according to a responsible world perspective and to adopt strategies that include environmental and social considerations. When we say "needs evolve and so do we", we are also talking about changes in how the public, in general, and the industry perceive environmental issues and sustainability, and about the accompanying regulatory changes.

More than seven billion people live on this planet. The world is becoming more crowded, life expectancy is rising, the environmental damage caused by modern living is increasing, and we all worry for the world we will leave behind us.
Consequently, there is a growing global demand to focus on the environment and sustainable industry. A company aiming for business success and constant improvement must understand and internalize these changes; it must be committed to reducing its environmental footprint, and, of course, it must comply with regulatory requirements.

It is not sufficient to provide solutions for human needs with our products. We must also ensure that these products and their manufacture do not expand our ecological footprint, and that we contribute to the development of new products that will assist others to achieve these goals and minimize environmental damage.

Recent years have seen a wave of ecological legislation, leading to larger quantities of data to be reported and stricter demands to reduce pollution and emissions. We often hear the term "license to operate", meaning that the organization must constantly prove its leadership on sustainability issues.

We understood that needs evolve and we have decided to act accordingly. ICL has introduced a policy of sustainable development, and is making significant efforts to act responsibly while complying with all environmental regulations and laws. In many cases, it is a world leader in the chemical industry, for example, in its handling of greenhouse gases and its encouragement of activity to protect and save animals, etc.. ICL submits numerous reports -- voluntary and mandatory -- that increase its transparency, and is planning to implement a pioneering, advanced information system to report on sustainability, once again proving its leadership in this field.

Responsible values are part of our business strategy, and there is a growing awareness that these values must be an integral and primary part of our risk management system. Corporate responsibility must permeate all areas of our activity: finance, operations, procurement, facilities, human resources, supply chain, logistics, investor relations, marketing, communications and others.

We must remember that responsible conduct helps us to create added value for
ICL and the communities where it operates, while establishing a relationship of trust and transparency that is critical to our success."

12 Guiding Principles for Corporate Responsibility

1.       Work to maintain the highest standards of integrity and corporate governance, ethics and honesty in all of the Company's businesses.

2.       Operate in compliance with applicable laws, regulations and permits in all areas of activities and seek to voluntary adopt the industry's best practices and evolving global standards around the world.

3.       Constantly strive for excellence, quality, competency and efficiency, and encourage innovation and creativity throughout all of the Company's activities.

4.       Ensure all administrative and financial resources required to implement and assimilate the CR policy are in place to achieve outstanding CR performance.

5.       Establish procedures and implement advanced monitoring systems to identify, assess and control risks in the organization and throughout the product lifecycle (i. e.  Product Stewardship).

6.       Promote an ongoing dialogue and engagement with each set of stakeholders, maintained in a spirit of transparency and good faith and ensure that the Company's efforts match their priorities.

7.       Exercise utmost vigilance in using natural recourses and protecting the environment, and constantly seek ways to minimize environmental impacts wherever the Company operates.  Strive to exceed regulatory requirements in the
Company's environmental performance.

8.       Utilize Company's assets and know-how  to develop sustainable products and unique tailored integrated formulations, to add value to the Company's customers in end markets.

9.       Strive to provide lasting benefits to the communities where the
Company operates by supporting sustainable initiatives to develop their social, economic and institutional fabric.  Seek to maximize employment, business and economic opportunities for local communities from Company's existing operations and new ventures.

10.       Conduct all activities in accordance with accepted standards in the protection and promotion of human rights.

11.       Ensure at all times to provide health and safety work environment.

12.      Provide rewarding and meaningful livelihood to employees and strive to be an "employer of choice".

28 ICL Corporate Review 2014

ICL Corporate Review 2014 29

Chapter 1: About ICL

Material Issues

ICL constantly strives to understand, monitor and evaluate relevant issues for the Company and its stakeholders, trying to adjust strategies and disclosure accordingly. In 2014, the Company conducted a Materiality analysis in order to take a close and considered look at the economic, environmental and social issues that are of the highest concern to its stakeholders and that could significantly affect the Company's ability to execute its business strategy.

The scope of this report covers ICL's efforts companywide and globally, in relation to the material issues identified in the analysis.

The materiality analysis was based on the framework developed by the Global Reporting Initiative (GRI).

Process

Material issues were identified using a three phase process:


Phase 1
Identification
Phase 2
Prioritization
Phase 3
Validation
Internal and external documentation, analysis, studies and benchmarketing
List of relevant topics to be considered
Matrix of material issues by priority
List of material issues to be included in the report

Phase 1 Identification

1. Identification

In the first phase, a list of relevant topics was compiled from the following perspectives:

Perspective	Sources
Relevance for business	■ ICL's Enterprise Risk Management (ERM) ■ Corporate strategy ■ Stakeholders identifications through commissioned questionnaires
Relevance for stakeholders	■ Commissioned questionnaires completed by ICL's executives ■ Tracking publicly-available information ■ Regular engagement with key stakeholders ■ Monitoring questions submitted to the Company's Q&A website and to various ICL department (e.g. Investors relations, Sustainability)
Emerging issues for the chemical and mining sectors	■ Material issues for relevant organizations and reporting bodies (e.g. IFA, ICMM, GRI, CDP, MAALA) ■ Benchmarking of best practices by world-class peers
Local and national economic, social and environmental context	■ Media and social networks analyses

Phase 2 Prioritization

2. Prioritization

The topics compiled in the previous stage was evaluated to determine which were material to ICL, through qualitative and quantitative analysis and through discussions on whether, and to what degree, they reflect ICL's significant economic, environmental and social impact or substantively influence the assessments and decisions of its stakeholders.

The issues were then classified in a matrix with the material issues for ICL on an x-axis and the material issues for ICL stakeholders, on a y-axis. The material issues with high importance for ICL (X Axis) were defined and prioritized primarily using the Company's Enterprise Risk Management (ERM). The ERM, compiled by Ernst & Young, identifies risks at corporate, as well as company levels. Key sustainable concerns were selected from the identified risks, according to the principles for defining report content.

In addition, some level of importance was attributed to issues that were on the Company's agenda during the reporting period, i.e. issues that were addressed in a relatively extensive manner by the Board of Directors and the Company's executives; policies and procedures that were instituted or amended on the matter; or significant investments that were made or involvement by the Company related to the particular issue.

The material issues with high importance for ICL's stakeholders (Y Axis) were defined and prioritized, mainly, by evaluating and weighing the data compiled from the commissioned questionnaires completed by a group of ICL's executives with key stakeholder interaction, representing the Company's various activities, geographies and perspectives.

This evaluation was executed by a team composed of the Assistant to the EVP & COO, the Company's Carbon Footprint and Sustainability Coordinator and external advisors, in consultation with various corporate departments.

30 ICL Corporate Review 2014

ICL Corporate Review 2014 31

Chapter 1: About ICL

Matrix of material issues:

Market Competition and Demand Government-Takes (GT) Manufacturing and
Operations Governance and Ethics Natural Resource Availability Product RandD

Local Environmental Issues Energy Management Product Safety Biodiversity and
Nature Conservation Employment and Employability Compliance Occupational Health
and Safety Local Community Development

Phase 3 Validation

3. Validation

The matrix of material issues which resulted from the previous phase was discussed and analyzed by the team in accordance with Completeness and
Stakeholder Inclusiveness principles. The material issues in this report are the result of this final matrix.

32 ICL Corporate Review 2014

Transparency and Dialogue with Stakeholders

As a leading, multinational company, ICL has a wide range of stakeholders including investors, employees, business partners (e.g. suppliers and distributors), customers as well as governmental and regulatory authorities, standardization bodies and academia, local communities, the media and environmental, consumer, social and community organizations.

Although many of the topics pertaining to sustainability are global by nature, each type of stakeholder is characterized by its particular needs and interests concerning ICL and its operations.

ICL recognizes the importance of its stakeholders and the interests they represent, and therefore invests a great deal of resources to maintain honest, open and fruitful communication with them.

ICL's policy of transparency and
dialogue with its stakeholders is based
on four pillars:
I.  Operating in accordance with basic principles of open, sharing and active communication ICL initiates and nurtures meaningful dialogues with its stakeholders regarding significant matters concerning the Company's operations, including areas of dispute, and how to handle mishaps. In addition the Company is careful to provide its stakeholders with reliable and comprehensive information on its activities.

II. Transparency and dialogue through all fields of activities ICL operates in a transparent fashion and encourages dialogue with
stakeholders about the Company's development and production activities and their economic, social and environmental impact, and the proper use of its products and risks related to their use.

III. Initiating communication channels and developing tools for stakeholder dialogue

Due to the diversity of ICL's stakeholders, both in terms of interests and geography, the Company is careful to utilize a variety of communication channels and platforms to remain transparent, and in continuous dialogue, with its stakeholders around the world.

ICL Corporate Review 2014 33

Chapter 1: About ICL

Publications and Reports

ICL publishes financial reports, a Corporate Responsibility report (Global Reporting Initiative (GRI), Maala – Business for Social Responsibility); a Report to the Carbon Disclosure Project (CDP) (see details in the chapter on Reduction of Greenhouse Gases and Addressing Climate Change); and voluntary reports and professional publications issued by the Company on an ongoing basis.

ICL Q&A website

In 2014, ICL launched a targeted and accessible website in which the public can obtain information and ask questions about any ICL-related topic. ICL undertakes to respond to every question directly within 48 hours.

www.iclanswers.co.il (in Hebrew)

Communication via media

ICL publishes information on its website, a ICL Q&A website, in social media, through "Minute to 8" informative video clips, and through advertising campaigns.

"Minute To-8" video clips

Informative video clips aim to provide, in an approachable manner, reliable and comprehensive information on ICL's activities and products.

The video clips are available in eight languages via the Company's websites and on its YouTube channel.

Public campaign

In early 2014, ICL initiated a campaign in Israel aimed at providing the Israeli public with information regarding several of ICL's products and their vital contribution to the daily life of people in Israel and around the world. The campaign was broadcast on television and shared through the Internet.

34 ICL Corporate Review 2014

Face-To-Face Interaction

ICL initiates and participates in various conventions and events and encourages the general public, and ICL's stakeholders, in particular, to visit the Company's production sites.

> ***During 2014 about 25,000 people visited ICL sites located in Israel and experienced the full transparency present at all stages of the Company's production process.***

> ***During 2014, many visitors were given guided tours of the Company's facilities in Spain, both at its mining facilities in Cabanasses, Súria and the salt deposit at Cogulló in Sallent.***

Internal Communication within the Company

ICL communicates within the Company in a variety of ways: through ICL's brand site; its internal company newsletters distributed by segment, company subsidiary or site level and global newsletters distributed twice a year to all ICL employees; internal quarterly videos of the Company's CEO providing employees updates on the Company; managerial information-sharing panels; internal messaging system informing employees about executive appointments and pressing matters such as health or security issues.

ICL New Branding Site

On January 2015, ICL launched a unique website which details the thinking behind the Company's rebranding, displays its new graphic design scheme and illustrates how these combine harmoniously to symbolize ICL's vision and strategy. The brand site also introduces the new names of ICL's business units worldwide, and includes a "brand book" and video clips demonstrating ICL's essential role in Agriculture, Food and Engineered Materials.

The brand site available in seven languages and is primarily for ICL's employees.

www.iclbranding.com

"Unit Leaders"

A managerial panel consisting of 450 ICL executives representing the Company's various activities meets on a quarterly basis to share updates regarding projects and programs occurring in the organization.

ICL Corporate Review 2014 35

Chapter 1: About ICL

Professional and industry-related involvements

As a leading firm in its industry, ICL has significant resources at its disposal, including a substantial amount of professional information obtained over the years, and a highly experienced group of experts working for it. The
Company shares this knowledge with different professional and industry-related associations, organizations and forums, on both the international and national levels.

Furthermore, ICL recognizes the need to remain informed about the most up-to-date technology, processes, programs and initiatives occurring in the industry and administered by various industry-related associations, organizations and forums. For all of these reasons, ICL actively participates in the following forums and trade associations:

      ICL is involved in the Manufacturers' Association of Israel and participates in several of its committees including its environmental, hazardous materials, air pollution, waste and contaminated soil, climate change, health and safety and energy committees.

      A representative from the Company is currently the Chairman of the hazardous materials committee.

      The Human Resources manager of ICL Israel is a member of the Labor
Committee of the Manufacturers' Association.

      Three representatives from the Company are members of the Executive
Committees of the Manufacturers' Association, two of which are in the Southern branch and one is in the Northern branch.

      The deputy CEO and External Relations Director of ICL is currently the
Chairman of the Chemical, Pharmaceutical and Cleantech Society of the
Manufacturers' Association of Israel.

      The head of ICL's Advanced Additives business unit and the head of its
Global RandD Food Specialties are members of the sub-group "P-Saure Salze" of the German Chemical Industry Association.

      A representative of Industrial Products serves as a representative of the
Company on the inter-ministerial committee for the new chemicals law in
Israel.

      Representatives from ICL segments in Israel, participate in public committees, such as those organized by the Standards Institute.

      A representative of ICL Industrial Products represented the Standards
Institute of Israel on the international ISO committee for ISO 26000 Social
Responsibility, until the standard was approved.

      The COO of ICL Iberia, is Chairman of the "Sustainable Mining" Group of
the Spanish Standardization Agency (AENOR).

      In 2014, ICL Iberia has signed an agreement of collaboration with the
Official Chamber of

 Commerce and Industry of Manresa for the purpose of representing and promoting general interests of commerce and industry and providing services to support organizations operating in Bages County.

      ICL maintains an ongoing involvement in various activities administered by the International Fertilizers Association (IFA). For example, Company agronomists work in conjunction with the IFA and ICL Rotem and Dead Sea Works were awarded Product

 Stewardship certification with honors by the IFA.

      ICL maintains an ongoing involvement in various activities administered by the International Council for Chemicals Associations (ICCA), e.g. the
Responsible Care program.

      ICL Industrial Products, along with two other major flame retardant manufacturers, -- Albemarle and Chemtura, took the initiative to develop and implement a Voluntary Emissions Control Action Program (VECAP) for the flame retardant industry.

36 ICL Corporate Review 2014

Ongoing engagement with local communities

In order to provide transparency and participate in meaningful discussions with stakeholders, ICL continually invests and is involved in local communities in which it operates.

ICL's responsiveness begins with its participation in various Joint Community
Forums where it exchanges information and concerns. Through its employees, many of whom are residents of the community, the Company deepens its understanding of, and commitment to, the local community.

As a result of its intensive engagement, ICL obtains in-depth knowledge of the communities' wide range of needs and concerns. This knowledge informs the
Company's decision making process.

Joint Community Advisory Panel (CAP)

Joint Community Advisory Panels (CAP) include representatives of ICL factories, the community and green organizations at ICL's sites around the world. The purpose of these forums is to discuss environmental issues, develop joint programs for the benefit of the environment and the community, create a relationships between industry and various stakeholders, and to develop an intelligent and productive dialogue based on reliable information. ICL plants in Israel and abroad have been active in such joint forums for many years.

During 2014, CAP meetings of Dead Sea Works and Dead Sea Magnesium were held, generally once a quarter. Among the topics discussed were the P-88 pumping station, the salt harvest at Pond No. 5, the sea canal, the new power station, natural gas, the new Clean Air law, continual monitoring of stacks and the plan to build a new visiting center. In addition, discussions were held on ways to participate in generating local tourism for communities near the factories from tours of Dead Sea Works factory. Based on this cooperation, joint tours are now held at both the factories and in these communities.

Bromine Compounds Ltd. held CAP meetings bi-monthly in 2014, where the forum discussed reporting on environmental, health and safety issues, among other issues.

ICL-IP America participates in two CAP organizations. Its plant in Gallipolis
Ferry (GF) has a local CAP and Clearon is a member of a group of chemical companies in the South Charleston, West Virginia, area who hold joint meetings.
Both CAPs meet monthly and review incidents and injury statistics, production activities, construction, employment, etc. with CAP members.

Connection to Environmental and Social organizations

ICL is associated with a wide range of environmental and social organizations with whom it collaborates to promote environmental matters and provide support to communities. These collaborations are described in detail in the Social
Responsibility section of this report below.

IV. Tracking and documenting stakeholders' interests

Over the past eight years, ICL has been tracking stakeholders with whom the
Company and its subsidiaries have engaged in significant dialogue.

Thanks to this policy, ICL compiled a list of topics which were the most significant issues for stakeholders in 2014.

ICL Corporate Review 2014 37

Chapter 1: About ICL

2014 top issues in public dialogue concerning ICL:

1.       The Dead Sea and industrial activities there; 2.       Receiving
permits to continue these activities, including mining concessions; 3.
Preserving the environment and limiting ICL's environmental footprint; 4.
Paying fair amounts for the use of natural resources; 5.       The contribution
to the public interest from ICL's activities; 6.       Development and
production of a new generation of more environmentally-friendly  products and
following up on their impact after their use; 7.       Implementation and
establishment of openness and transparency by ICL, including the development of
communication channels with stakeholders; 8.       Provision of essential human
needs -- the contribution to humanity derived from ICL's products; 9.
Crisis and deceleration in markets in which the Company operates and the necessity to implement efficiency plans at ICL's plants, along with offering retirement packages and dismissing employees of the Company within the framework of the efficiency plans.

ICL Iberia, Spain -- Example of Transparency and Dialogue with Stakeholders

In 2014, ICL Iberia implemented a new communication plan with the goal of enhancing knowledge and awareness regarding the Company's operations and promoting transparency in its engagement with stakeholders.

The following actions which occurred in 2014 demonstrate ICL Iberia's efforts to provide the public with information related to its business, operating context, and social and environmental impact. Further social involvement is described in detail in the Social Responsibility section below.

Guided visits to facilities -- During 2014, the Company opened its facilities to many guided tours both at the mining facilities in Cabanasses, S[]ria, as well as the salt deposit at Cogull[] in Sallent. These tours allowed secondary school, high school and university students, business associations, media representatives, city councils and the general public to benefit from a first-hand view of the
Company's operations and processes.

Involvement in professional discussions - Several experts from ICL Iberia representing different departments, e.g., mining, geology, and environment, were involved in various discussions, forums and colloquiums that occurred in
2014 within Central Catalonia.

Provide information through the media - The Company maintains close relations with the local, regional and national media. In 2014, ICL Iberia issued more than ten press releases regarding the different projects of the company, managed numerous interviews and statements from corporate spokespersons and presented digital video reports on its facilities.

Redesign of the corporate magazine - Since January 2009, ICL Iberia has published a corporate magazine. The magazine is published on a quarterly basis and distributed to workers, leading suppliers, the media, councils (e.g., the
Bages regional council), General Directorate of Mines, EUPM, primary schools and high schools, libraries, Chamber of Commerce, Official College of Mines
Technical
Engineers, FFCC, Barcelona Port, Trade Promotional Organization and others. In
2014, the Company redesigned the magazine in accordance with the new ICL Group brand.

Production of a documentary "A Great Mountain, a Great Opportunity" -
The Company produced of a documentary film which explains the potash production process from the inside of the mine to its marketing, emphasizing the environmental management of its El Cogull[] mine. The documentary premiered on
World Environmental Day and is available on the new ICL Iberia S[]ria and
Sallent web site: http ://www.icliberia.com/page/link-documental

 New Media infrastructure - During 2014, ICL Iberia prepared a new media infrastructure, including a redesigned web site for the purpose of broadening awareness of the Company.

38 ICL Corporate Review 2014

Dani Chen: "Continuous and Transparent Dialogue with the Public is the
Foundation for Proper Conduct"

ICL's Executive Vice President, Corporate Relations, writes about the importance of public discourse in the era of the information superhighway:

                      "In a world of direct communications and the information
super highway, a company seeking success must maintain a dialogue with the public, with government, and with its stakeholders. We live in a world where most information is easy to obtain without delay, so we must be transparent.
Publishing reliable, clear and comprehensive information will help us gain public trust for our messages, intentions and actions.

The fabric of ICL's activity is woven from all its stakeholders, and we must not overlook them. Concealment leads to suspicion and ignorance about our contribution to the societies where we operate. No longer can a business focus only on profits, while disregarding social issues and the public mood.

As a modern, economic company, ICL believes that open dialogue with the public is the foundation for all proper corporate conduct, and, ultimately, it affects business aspects. Unless we adjust to the direction and pace of change, we'll be left behind. And being left behind is completely contrary to the spirit and history of this company.

The fact that our activity rests on natural resources made available to us by various countries strengthens, without doubt, our commitment to transparency and greater dialogue with the authorities, the public and stakeholders wherever we operate. The public has the right to know how we are transforming the natural resources they make available to us into products that serve the world community, and how we are meeting our responsibilities to protect humans and the environment. Even if they don't ask -- we'll provide answers. We see this as a moral obligation and not just good business practice.

The field of external corporate relations is relatively new, but it is rapidly developing and gaining in importance. Our activity in this field, and the resources we devote to it, will grow enormously in the coming years. We intend to maintain maximum transparency with all interested parties, and to share with them all information and decisions that concern them. That is our duty -- these are our partners, and our success is their success.

New trends and changes in the public agenda reinforce the need to develop fruitful relations with other organizations involved in social and environmental activity. We will continuously examine the reality around us, the changing needs, the developing social codes and emphases.
We will try to assess trends in our fields of interest and activity and make suitable preparations, and, if necessary, we will also initiate processes of change that contribute to individuals and to society. When we say that we will go where needs take us, that is exactly what we mean."

ICL Corporate Review 2014 39

Chapter One Two

Corporate Governance and Economic Responsibility

ICL's Activity Throughout the Lifecycle:

Chapter 2: Corporate Governance & Economic Responsibility

Corporate Governance



ICL is committed to practicing good corporate governance; close oversight of business strategy and fiscal accountability, ethical corporate behavior and fairness to shareholders and stakeholders. Accordingly, the Company abides by advanced principles of corporate governance that define the relationships between the Company's management, Board of Directors, shareholders and stakeholders.

ICL is incorporated in Israel and therefore, complies with various corporate governance requirements under the Israeli Companies Law, 1999. These are in addition to the requirements which apply to ICL as a publicly traded company in Tel -Aviv and New- York.

Furthermore, the Company has adopted, and will continue to adopt as necessary, voluntary rules to ensure maximum transparency towards all stakeholders, and an enforcement plan that ensures strict compliance with both the law and with internal regulations.

** For additional information about ICL's Corporate Governance Practices, see ICL 2014 Annual Report, "Part II, Item 16G. Corporate Governance" (page 226).*
Available on the Company's website: www.icl-group.com/investors/reports/financialreports/Pages/default.aspx

Corporate Structure

ICL is composed of three segments: Fertilizers, Industrial Products and Performance Products. Each segment manages a number of companies and production sites. This is a practical structure for management and evaluation. However, the segments are not their own legal entities.

Alongside the Fertilizers, Industrial Products and Performance Products segment structure, ICL has established geographically-based organizational headquarters which coordinate activities between production sites operating in the region. This increases efficiency and prevents duplication, while harnessing inter-segment synergies in the region.

ICL's Board of Directors establishes Company policy and monitors the execution of the policy by management. The CEO, who serves as the "head" of the ICL Group as a whole, is supported by an executive team that includes the CEOs of ICL Fertilizers, ICL Industrial Products and ICL Performance Products.

42 ICL Corporate Review 2014

Organizational Structure


ICL
ICL Finance B.V (Netherlands)
ICL Finance INc. Inc. (USA)
Twincap Forsakings AB (Sweden)
Rotem Amfert Negev
Dead Sea Works
Dead Sea Bromine Company Ltd.
Mifalei Tovala (Logistics)
Fertilizers & Chemicals
ICL Holdings The Netherlands Cooperatief U.A
Cleveland Potash (UK)
Bromine Compounds
Dead Sea Magnesium
Tetrabrom
ICL IP Europe B.V (Netherlands)
ICL Fertilizers Europe CV (NL)
Amsterdam Fertilizers B.V (Netherlands)
Everris International B.V (NL)
ICL Iberia SCS (Spain)
IDE (Desalination Engineering)
ICL (Shanghai) Investment Co.Ltd
ICL IP Terneuzen B.V
Sinoborm (China)
Iberpotash (Spain)
TAMI
Fuentes (Spain)
ICL IP Japan
ICL Holdings Germany beschränkt Haftende OHG
BKG Puriphos B.V
Pekafert B.V (Netherlands)
PM
ICL Brazil
Rotem Holdings
ICL Fertilizers Deutschland
ICL Asia Ltd.
Eurocil Luxembourg
ICL North America Inc. (USA)
BK Giulini (Germany)
ICL France
ICL Performance Product Inc
ICL IP America
Everris
Scora France
ICL Fertilizers
ICL Industrial Products
ICL Performance Products
Others
Finance and Services

ICL Corporate Review 2014 43

Chapter 2: Corporate Governance and Economic Responsibility

Board of Directors

Board Responsibilities and Practices

In addition to their legal responsibilities, ICL policy requires the Board to approve the Company's and its subsidiaries' operations, including investments that exceed a specified amount, organizational changes, and mergers and acquisitions.

 The Chairman of the Board and the CEO have distinct responsibilities and the positions are held by separate individuals. This is also true of Board of
Directors and the Company's officers who are not directors.

The Company does not have contracts with its current directors, excluding the
CEO.

Directors are elected each year at the General Meeting (except external directors, whose term is set by law at three years); New board members receive information about ICL and its operations, and all directors receive periodic training about issues when there are significant changes.

In 2014, ICL's Board of Directors convened 15 times.

Board Composition

12 - Directors
6 - Independent directors
3 - External directors; an additional director was designated as an
"independent director" under the Israeli Companies Law
10 - With accounting and financial expertise
9 - Over 50 years old
3 - Between the ages of 30-50 1 -- Female 0 - Minority group members
Board activities involving Corporate Responsibility and Sustainability
At least once a year, ICL's Board of Directors convenes a designated meeting to discuss corporate responsibility and sustainability, employee safety, ecology, etc.
In 2014, this meeting was held in May and included presentations on the
Company's environmental quality, ecology and safety policies, as well as the implementation of these policies.

Board Committees

Each Board committee operates in accordance with a written charter that sets forth the committee's structure, operations, membership requirements, responsibilities and

      authority to engage advisors. ICL's Board of Directors has established the following committees:

Audit and Finance Committee Committee Responsibilities
      Identify and address flaws in the business management of the company;

      Review and approve related party transactions, establish whistleblower procedures;

      Oversee the Company's internal audit system and the performance of its internal auditor;

      Assess the scope of the work and recommend the fees of the Company's independent accounting firm;

      Determine whether certain related party actions and transactions are
"material" or "extraordinary";

      Appoint, compensate and oversee of the work of the Company's independent auditors;

      Assist the Board of Directors in monitoring the Company's financial statements, the effectiveness of its internal controls and its compliance with legal and regulatory requirements.

44 ICL Corporate Review 2014
Committee Composition
5 - Directors
4 - Officers (including the internal auditor)
2- People qualified to serve as "audit committee financial experts" as defined by SEC rules

All committee members are over 50 years old 2 -- Female Board Members
The committee held 12 meetings in 2014.

Human Resources and Compensation Committee Committee Responsibilities

      Recommend to the Board of Directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria;

      Review modifications to, and implementation of compensation policy from time to time, and approve the actual compensation terms of directors and officers prior to approval by the Board of Directors;

      Oversee the Company's human resources strategy and key programs, including its "One ICL" program, senior leadership development, bonus and equity plans and top management evaluation and succession planning.

Committee Composition
4 - Directors
2 -- Officers
All co mmittee members are-- Over 50 years old 2 - Female
The committee Held 9 meetings in 2014.
Environment, Safety and Public Affairs Committee
Committee Responsibilities
Assist the Board of Directors in overseeing the Company's environment and safety policies and programs and its community outreach, public relations and advocacy programs.

The Environment, Safety and Public
Affairs Committee is not authorized to exercise any power of the Board of
Directors.
Committee Composition
3 -- Directors
3 - Officers
All members are over 40 years old 2 - Female
The committee held 6 meetings in 2014.
Operations Committee
Committee Responsibilities

Assist the Board of Directors in fulfilling its responsibilities with respect to the Company's equity management, business operations and strategy implementation, including MandA transactions and research and development strategy.

The Operations Committee is not authorized to exercise any power of the Board of Directors.

Committee Composition
5 -- Directors
5 - Officers
All members areover 40 years old1- Female

The committee held 7 meetings in 2014.

ICL Corporate Review 2014 45

Chapter 2: Corporate Governance and Economic Responsibility

Identifying Candidates for Management Positions

Potential candidates for senior management positions at ICL are reviewed using a professional process. During the first stage, there is an attempt to identify experienced candidates from within the Company or relevant corporate personnel.
For additional information, see the description of the Leadership Competency
Model, in the section on Work Environment. If suitable persons are not identified, the search is extended beyond the Company. The process includes receiving recommendations for candidates, formal testing and interviews with the
CEO and appropriate officials in ICL.

Executive Compensation

ICL offers its Executive Officers a compensation package that maintains a balance between fixed and variable components, using a profit sharing mechanism.

Pursuant to Amendment 20 of Israel's Companies Law, the General Meeting of
Shareholders of ICL approved the
Compensation Policy for ICL Office
Holders in December 2014.

The compensation package includes:

Base salary

The base salary may vary between the Executive Officers in ICL and is individually determined according to some or all of the following considerations:

      Educational background, qualifications, skills, specializations, prior professional and business experience, past performance and achievements
      Position and scope of responsibility
      Previous compensation agreements
      Comparable compensation agreements within ICL

In addition to the considerations above, and to ensure that ICL offers
Executive Officers competitive compensation packages so that it can attract and retain highly skilled professionals, ICL established a base salary that is competitive with the base salaries paid to Executive
Officers in similar positions, in both global and local companies, as appropriate for each position.

Fringe benefits

ICL's Executive Officers may be entitled to fringe benefits as mandated or afforded by law, or that are customary in the Company and that the Authorized
Organs deems advisable to provide a competitive employment package.

Annual cash bonus

ICL's Executive Officers are entitled to a cash bonus in accordance with an
Annual Bonus Plan. The Annual Bonus Plan aims to create an alignment between the compensation of the
Executive Officers and the Company's annual and long term goals.

Quantitative and qualitative performance indicators are used to determine bonus eligibility and the annual bonus for each Executive
Officer is calculated separately for each Measurable Category and for the
Competencies key performance indicators.

Equity-based compensation

From time to time, ICL may offer its Executive Officers equity-based compensation in order to retain them for the long-term. The amount of equity-based compensation granted to an Executive Officer is determined by each
Executive Officer's position, responsibilities, achievements and skills.

Equity-based compensation is subject to a vesting period of at least three (3)
years.

Retirement and termination arrangements

All of the Executive Officers are entitled to pension benefits and severance pay they accumulated while working for ICL. If there is a discrepancy between the money
Executive Officers have accumulated, and the amount owed the Executive
Officer based on his/her base salary and years of seniority at ICL, the
Executive Officer will be paid the full amount he/she is due.

46 ICL Corporate Review 2014

Procedure for Transactions with Interested Parties

On December 22, 2013, the ICL Audit and Financial Statements Committee approved a new procedure for conducing transactions where ICL stakeholders have a personal interest. This procedure was created as part of a comprehensive program for compliance with the Securities Law and the Companies Law. The provisions and guidelines for detecting, identifying and approving transactions where interested parties, such as controlling shareholders or executive directors, are concerned, include detailed processes for collecting the relevant information about the contracting parties and the reporting and disclosure requirements for these transactions.

This procedure is intended to add to, and not to detract from, any other legal obligation regarding the approval of such transactions. To implement this procedure, ICL has developed a computerized system that aids in the identification of transactions with interested parties that require this type of disclosure and reporting.

Officers and controlling shareholders are required to complete a semi-annual questionnaire to identify and list all the entities in which they have a personal interest. The list of interested parties is then entered into the computerized system. The ICL Controller marks the specified suppliers and customers as interested parties. The system issues a real-time alert before transactions (above a certain sum) are made with an interested party, enabling
ICL to follow the correct procedure for approving the transaction.

Moreover, ICL does not make contributions, financial or otherwise, to politicians or to political bodies.

Feedback and Control Mechanisms

External Audit

Control mechanisms at the management level:

Periodically, internal financial reporting audits, are themselves audited to ensure they are effective.
These high-level audits, are signed by ICL's management and the auditor.

"Field" level auditing mechanism:

ICL provides "Hotlines" through which employees can contact internal auditors to report issues, or events, they consider to be improper, problematic or deviating from the provisions of the law, procedures or the Code of Ethics.

ICL's hotlines are operated under the auspices of the internal audit system.
They are currently operated in ICL companies in the Americas and
Europe, as well as the Asia Pacific region and Israel. An ongoing effort is being made to expand access to the hotline to all ICL sites and companies around the world.

In 2014, the Company addressed 25 complaints through its internal audit unit.

Identity of complainant:

      8 complaints were filled by
Company employees;

      1 by a contractor;

      16 complaints were received from anonymous sources.

Nature of complaints:

      7 complaints concerned allegedly unethical or inappropriate behavior by managers;

      6 concerned allegedly preferential treatment or preferential recruitment of employees;

      5 concerned allegedly irregularities in engagement agreements with contractors and suppliers;

      5 concerned allegedly unjustified or unauthorized actions taken by employees in the course of their work (e.g. integrity in the process of sale, violation of safety policy);

      2 complaints concerned suspected corruption and fraud conducts.

      30 complaints were addressed during 2014;

      25 complaints were reported to the Audit Committee during 2014;

      6 complaints were received before 2014 and addressed during 2014.

ICL Corporate Review 2014 47

Chapter 2: Corporate Governance and Economic Responsibility

Internal Enforcement

ICL maintains compliance programs to ensure that employees follow the provisions of the laws in the locations in which it operates, and with the
Company's procedures.

These programs include antitrust, securities, ecology, occupational health and safety, labor, harassment prevention, trade compliance, and anti-bribery and corruption. Employees are also expected to act according to the ICL Code of
Ethics.

The compliance programs are presented to ICL managers and employees on an ongoing basis. In some cases, there is periodic assessment by external and internal entities to ensure the programs are being implemented. An officer is in charge of each program, and the Board of Directors of ICL and each ICL
Segment receive reports regarding the implementation of the programs throughout the Company. On June 4, 2013, Heather Luther, Esq., was appointed ICL Chief
Compliance
Officer to oversee enforcement in ICL companies.

Procedure for Authorized Signatories on the Company's Accounts

                 ICL has established a procedure for signatory rights and
authorization. According to Company policy, two defined, authorized signatories are required to bind the Company in any legal action. The authorizations are determined by the level of the signatory's position and according to the financial scope of the transaction. Some authorized signatories have limited signatory rights.

Compliance with Laws and Regulations

ICL's policy is to comply with all provisions of the law, statutes, regulations, treaties, instructions and permits in all areas of operations.

As a company that operates in the chemical industry, ICL is required to comply with a series of regulations and laws that apply to the entire life cycle of the product, both in the countries where they are manufactured and in the countries where they are sold.

These include: laws to protect employees and the public; manufacturing regulations; standards for classification; labeling guidelines for use and transportation; packaging regulations; rules for supplying material safety data sheets

(MSDS); labeling and registration rules for existing chemicals, and chemicals under development in particular countries or territories (for example, the
Registration, Evaluation, Authorization and Restriction of Chemicals (REACH)
Law in Europe); specific rules and regulations regarding special uses of substances that ICL manufactures (such as food or cosmetics); environmental protection laws relating to manufacture or the use of products and their environmental impact; and laws regarding the recycling of products at the end of their useful lives (such as electronic and electrical equipment and plastic, etc.).

Over the past years, there has been a significant increase in regulatory requirements for environmental issues in Israel, e.g. the Clean Air Law, the
Packaging Law, and the Environmental Protection Law (Pollutant Release and
Transfer Register--Duties of Reporting and Registration Requirements ("the PRTR
Law"). Further on in this report there are details regarding the efforts ICL is investing in to adapt its operations to new regulations on a regular basis using economically viable, state-of-the-art technologies.

The Packaging Law and the PRTR Law took effect only recently. These focus on demands for greater transparency and reporting on the industry's impact on the environment. In recent years, ICL has voluntarily invested in efforts to streamline its processes for collecting environmental data. As a result, the
Company is now better prepared to implement reporting procedures as required by law.

      No administrative or judicial sanctions have been levied against ICL for failure to comply with laws or regulations related to accounting fraud, workplace discrimination, or corruption.

      In 2014, the Ministry of Environmental Protection imposed fines totaling
NIS 6,000 on ICL-Fertilizers Logistics facilities at Ashdod port in respect of a relatively small paint residue that spilled into the sea (during a paint job related to construction work).

      The Company's subsidiary in Spain, ICL Iberia, is involved in legal proceedings concerning its potash production center in the town Sallent (by the
Llobregat river valley). In October 2013, the regional court issued a judgment disqualifying the Company's environmental mining license (contending that there were defects in the provision of the license by the government), and in
February 2014, its urban license (contending that the license does not comply with the required conditions for piling salt at the site). The court's determination is not final, and the

 Company and the government of

 Catalonia have filed an appeal in the Spanish Supreme Court.

For detailed information about the Company's involvement in Legal Proceedings, see ICL 2014 Annual Report, "Part I. Item 8. Financial Information, A.
Consolidated Statements and Other Financial Information, Legal Proceedings"
(pages 192-198). Available on the Company's website:
www .icl-group.com/investors/reports/ financialreports/Pages/defaults.aspx

Voluntary External Standards of Quality

ICL uses a variety of quality management systems in the operation of its subsidiaries in order to improve and streamline processes and performance, and reduce risks.

Management systems used by ICL companies include, but are not limited to:
      Quality Management - ISO 9001
      Environmental Management - ISO 14001;
      Safety and Health Management - OHSAS 18001;
      Food Safety Standards for the Food Industry - HACCP, ISO 22000 and
FSSC-22000;
      GMP Good Manufacturing Practices (Food);
      Good Manufacturing Practices (Pharma -- for Active Pharmaceutical
Ingredients);
      Standard for Security and Continuity Management - SI 24001 (at Bromine
Compounds Ltd);
      Responsible Care Management System (RCMS) - RC 14001
(certification received at most facilities in the USA the few remainder facilities in North
America are in final stages of the process);
      ICL began implementing a process in its plants for accreditation for ISO
50001 Energy Management System. In Neot Hovav, the Company passed an accreditation audit performed by the Israel Standard Institute and is expected to receive the certificate. In its other plants, the
Company expects to receive the certificate during 2015.

Methodologies for operational excellence assimilated by ICL includes, but not limited to:
      Six Sigma;
      Improvement teams;
      Risk management and lesson learning.
48 ICL Corporate Review 2014

ICL Corporate Review 2014 49

Chapter 2: Corporate Governance and Economic Responsibility

Organizational and Business Culture

The Company's culture is the foundation on which it operates.

Values such as quality and excellence, health and safety, environmental protection, fairness, transparency, accountability, mutual respect, trust and honesty -- are rooted in ICL's core business and facilitate sustainable prosperity and growth. Adoption of such values is a key element in realizing the organization's mission and is itself a strategy for improving organizational effectiveness and managing change.

The organizational culture is implemented continuously through personal example, explanation, enforcement, and training.practices, antitrust, safety and health,Code of Ethics environmental protection, and a safe working environment.

ICL's Code of Ethics incorporates the core values of the Company and establishes appropriate ethical guidelines for employees at all levels and positions.

The Code is global, uniform and serves as a framework and the foundation for compliance programs currently in effect with respect to securities, restrictive trade practices, anti-bribery and corruption

In August 2011, ICL approved and published a revised global Code of Ethics. In preparation for its listing on the New York Stock Exchange, in 2014, the Code of Ethics was once again slightly updated.

Goal: Expose all Employees to the Code of Ethics -- Achieved

All employees have received the ICL Code of Ethics, and can find it on the ICL
Internet site

ICL's Code of Ethics is available in 18 languages and distributed at all ICL companies around the world.

Measures taken to assimilate and steadily implement values embodied by the Code of Ethics:

      Appoint enforcement trustees for employees based in Israel
      Establish internal procedures
      Establish Compliance Committees designed to focus on the realization of an ethical culture consistent with the values stated in the Code of Ethics

      Use ICL's intranet as a work tool for all of ICL's companies' ethics committees

      Assimilate, through employee training, including periodic training, training conducted via computer learning for specific populations, a combination of training and discussion of ethical dilemmas in professional courses, and strive to expose all employees to the Code of Ethics

      Initiate discussions about ethical dilemmas in semi-annual focus groups and quarterly meetings on the subject

      Publish ethical dilemmas in a bulletin distributed to Company employees
(and make it available to those who do not have access to computers)

50 ICL Corporate Review 2014

The Code of Ethics Core Values and Overarching Principle Compliance with the law

ICL is committed to complying with laws, regulations, professional guidelines, procedures and enforcement plans in order to serve the interests of the Company and its employees in the best possible way.

Fairness in business

We will be honest and fair in all our business dealings.

Responsibility

We will take full responsibility for our actions and performance.

Excellence and constant improvement

We will always strive to be the best. We will encourage everyone who works with us to excel and deliver the highest quality. We are demanding of ourselves and others, and remain open to constructive criticism and suggestions for improvement.

Respect towards others

We will treat everyone with courtesy and respect, valuing different opinions, and embracing diversity, caring about people's well-being, and respecting the balance of life outside work.

Commitment to safety

We are committed to protecting the health and safety of all the people who play a part in our operations or live in the communities in which we operate.

Commitment to the environment

We will conduct our business with respect and care for both the local and global environment.

Fairness in business  Respect towards others Commitment to safety
Commitment to the environment  Excellence and constant improvement
Responsibility Compliance with the law

ICL Corporate Review 2014 51

Chapter 2: Corporate Governance and Economic Responsibility

Protection of Human Rights

ICL is committed to the protection of human rights and is therefore careful to maintain the dignity and rights of its employees, their families, the local communities in which it operates and all persons with whom it comes in contact.

Means of Human Rights Protection

      The Company supports human rights as defined in the United Nation's
Universal Declaration of Human Rights.

      The Company prevents violations of human rights as defined by the laws of each country and site where it operates.

      The Company initiates and participates in constant dialogue with communities and other stakeholders, in order to identify potential risks for human rights violations and minimize any adverse effects. For further details, please see the section on Transparency and Dialogue with Stakeholders.

      The Company adheres to its Guiding Principles for protection of employee's basic human rights, which includes support for equal rights and prevention of forced employment, child labor and discrimination. For further details please see the section on employment.

      The Company contributes to the economies and communities in which it operates and consequently, helps to uphold human rights (indirect means).

Relatively low level of exposure to human rights violations

      ICL's standard of commitment to the protection of human rights applies in all regions and areas of its activity, including the Company's production and logistics operations in China and Brazil.

      All active mining sites are located in developed countries where there is a low risk of human rights violations.

Business Conduct

       Financial Integrity

  ICL's financial records are maintained according to applicable local and international laws, standards and generally accepted accounting principles.

       Anti-Bribery and Anti-Corruption

      ICL respects its relationships with governmental and official authorities, and complies with all the laws, regulations and standards applicable to its operations.

 ICL does not tolerate any kind of improper influence on decision makers, including but not limited to offers of bribery or any other illegal activity, either directly or indirectly. ICL uses internal guidance and contractual requirements to ensure that its employees and agents do not engage in bribery or corruption in any form.

       Antitrust and Competition

      ICL is dedicated to ethical, fair and vigorous competition. ICL follows antitrust and competition rules and does not accept improper conduct or agreements with customers, suppliers, competitors or others. Amongst others price fixing, market allocation, bid rigging and refusal to deal are absolutely prohibited.

       Compliance Training

      ICL trains its employees regularly about legal and regulatory requirements and ICL policies including the Code of Ethics and the employee's responsibility to act in an ethical manner.

       Reporting

      To address fraud, abuse and misconduct in the workplace, ICL provides a formal and confidential reporting system for its employees.

       Trade

      To prevent the financing of terrorism and ensure compliance with global trade laws, ICL has procedures in place to review all of the Company's potential transactions and the identity of its potential customers against sanctions lists of the US, Europe, the UN and others.

Trade Compliance and the Prevention of Bribery, Corruption and Fraud

Integrity, fairness and prevention of bribery and corruption are central values in ICL's organizational culture. ICL does not resort to illegal methods to obtain and retain customers, suppliers, business, permits, licenses or concessions. ICL will not tolerate or participate in bribery, corruption, fraud or any other kind of unethical business behavior.

The Company establishes compliance policies and programs which are characterized by a high standard of caution, adopting the heightened European and American standards for these issues.

In February 2014, the Board of Directors of ICL approved two new compliance programs: a plan to prevent bribery and corruption, including anti-money laundering.

ICL is implementing a global Gift and Entertainment Policy, effective from
2014. The Policy requires all employees to obtain prior approval for gifts and entertainment for higher value items and that which involves government officials.

The Gift and Entertainment Policy applies to all ICL employees wherever located and has been widely distributed. As part of the roll out of this policy and to train employees, ICL has provided a short video and infographic about this concept to all employees who have internet/email access.

The Company's Code of Ethics clearly asserts the obligation to refrain from corruption and bans giving or accepting bribes.

In December 2014, ICL launched a Fraud Prevention Program that seeks to prevent various types of fraud at ICL, in accordance with ICL's Code of Ethics.

In addition, ICL has several control mechanisms to minimize regulatory risks and prevent corruption (e.g. prevention of money laundering, financing terrorism and providing or receiving bribes):

      As part of its Trade Program, it has implemented a control mechanism for the prevention of financing of terrorism and compliance with international commercial law -- a global computerized process which scans all of the
Company's potential transactions in order to check the identity of potential customers and vendors against the sanctions lists of the US, Europe, the UN and others. The system issues warnings and can even block a transaction with entities suspected of being on one of the above lists. All ICL transactions around the world are monitored by this new trade program.

      The Company educates its employees on "red flags" which assist employees with identifying potential high risks in their transactions.

ICL performs operation assessment for risks related to corruption. Through assessing the general risk for the entire company as a whole, the following significant risks related to corruption were identified:

      Employees interfacing with government agencies at Company's sites in their role for the Company (permitting, inspections, product registration, etc.).

      Employees contracting with government agencies for the sale of Company products.

      Employees attempting to gain sales with customers (other than government officials) through corrupt practices.

      Agents hired by ICL to act on ICL's behalf with respect to 1-3 above.

In 2015, procedures will be implemented to ensure proper controls are in place related to ICL's engagement of high risk third parties.

52 ICL Corporate Review 2014

ICL Corporate Review 2014 53

Chapter 2: Corporate Governance and Economic Responsibility

ICL's Impact on State
Economies Two Case Studies

To promote sustainable development, ICL leverages its resources and assets to enhance economic growth in areas in which it has extensive activities. This enables the Company to be a leader in providing employment opportunities to local residents and thereby improve the quality of life in those communities.

The first part of the report addresses ICL's influence on two state economies:
Israel and Spain, in terms of gross domestic product (GDP) and employment opportunities. These two cases demonstrate the Company's contribution to the quality of life in countries where it has extensive operations. It also demonstrates the connection between the communities where the Company operates, and the Company's employees, a large percentage of whom live in, and are part of, these communities.

ICL's impact on the Israeli economy*

As one of the three most important companies in Israel, ICL's contribution to the public interest is reflected in a range of aspects: every year, ICL invests huge amounts in developing the industry. ICL is an outstanding exporter which derives 95% of its revenues from exports. In so doing, it helps the State's balance of payments, ensures the livelihood of some 30,000 families across
Israel and serves as the economic backbone of the Negev. ICL invests some $390 million in Israel every year on top of its extensive ongoing operations.
Together, these investments help expand the economic activity in Israel and boost its growth.

ICL is the largest employer in the Negev, directly responsible for the livelihood of 5,000 families in that region and 30,000 families across Israel.

ICL's contribution to Israel's GDP totals $3 billion annually (of which approx.
$2.8 billion is in the Negev).

ICL accounts for 20% of the economic activity in the Negev, more than any other company.

ICL is one of the three largest exporters in Israel and is responsible for 6%
of total exports from Israel (excluding diamonds). This adds up to a significant contribution to Israel's balance of payments. For example, ICL's contribution is higher than the total exports of both the agricultural and textile sectors.
(Source: Israel Export Institute, 2014).

* Based on a study performed by Dr. Mosi Rosenbaum, Dr. Daniel Freeman and Dr.
Miki Malul of Ben Gurion University: 'The scope of ICL's economic influence on the Israeli economy as a whole, as well as on the Beer Sheva area, in particular'.

54 ICL Corporate Review 2014

WHAT IS ICL TO ISRAEL? 5,000 EMPLOYEES

GENERATOR OF OVER 30,000  JOBS 1% OF ISRAEL TOTAL WORKFORCE

ICL Corporate Review 2014 55

Chapter 2: Corporate Governance and Economic Responsibility

ICL's impact on the Negev

ICLs' impact on the economy and quality of life in the Negev is far reaching.
As the provider of some 30,000 families, most of them from the Negev, ICL is responsible for one fifth of the Negev's economic activity
(worth approx. $2.8 billion) , and the Company is vital for the economic soundness of this region and for its

continued growth. In addition, the impact of ICL's work and investment in the
Negev (approx. 20% of the economic activity in the Negev) influences all the communities of the eastern Negev in multiple areas, including small industrial enterprises, privately-owned businesses, commerce, welfare, education and culture.

The contribution of ICL plants in south Israel amounts to 19% of the GDP of the
Beer Sheba district and to 1.5% of the GDP of Israel (2012 figures. ICL's contribution to the GDP is $3.0 billion a year, of which approx. $2.8 billion in the Negev).

In addition to impacting the Negev's economy, ICL helps the development of tourism to the Dead Sea, enabling the creation of thousands of additional jobs.
Without ICL's work, the southern basin of the Dead Sea would have dried out completely, inflicting a deadly blow on the region (see elaboration in the
"Sustainable Management of Mining Operations in the Dead Sea" section, further in this report).

Stakeholder QandA

Scan QR code or press the QR code to read QandA concerning ICL's impact on the
Negev (currently available in Hebrew).

56 ICL Corporate Review 2014

WHAT IS ICL TO THE NEGEV?

ICL is responsible for approx. $2.8 billion of the South's economic
ICL contributes 20% to the economic activity in the Negev
$0.2 ICL Invests  billion A year in the Negev ICL Corporate Review 2014 57

Chapter 2: Corporate Governance and Economic Responsibility

ICL's impact on the State Revenues

The Israeli government's take out of ICL revenues is one of the highest rates in the world paid on the production and sale of potash. 'Government take'
refers to the total payment the State receives as a result of the Company's operations, including taxes, royalties and additional amounts.

As a result of various measures taken by Israel's government (exclusion from the Law for the Encouragement of Capital Investment, funding of the national project for rescuing Dead Sea Hotels, increase of royalties and royalties on industrial products, natural resources taxation, and the recommendations of the
Sheshinsky Committee II), the government take from ICL earnings from the production of potash at the Dead Sea will reach 46%-55%. In recent years, ICL has paid approx. $260 million every year and is expected to pay another $386 million a year as a result of the government's decisions.

The Government Take (GT) of ICL in 2014 was approx. $291 million (from which the amount of approx. $149 million in respect of royalties for prior periods).

These are the steps taken by the government to increase the State take from ICL from now until the end of the ICL franchise in 2030:

1.      Amending the Law for the Encouragement of Capital Investment: in 2011,
the State excluded the mining and quarrying operations from the scope of the capital investment encouragement law, thus increasing tax revenues collected from ICL. While many companies

in Israel which are also active in the periphery and channel most of their product for export continue to pay a reduced tax rate of 9%, the rate imposed on ICL's earnings will amount to as much as 26.5%  over the next few years
(excluding two ICL subsidiaries that qualify as 'Preferred Enterprises' and will continuing paying the 9% tax rate).

2.       The "Salt Harvest" agreement and doubling of royalties: in 2012, as part of the agreement between the State and Dead Sea
Works, ICL was forced to finance the lion's share of the project to rescue the
hotels on the Dead Sea whose total cost amounts to $1.8   billion until the
expiry of its franchise in 2030 (see elaboration in the "Sustainable Management of Mining Operations in the Dead Sea" section, further in this report).

3.       Under the same agreement, the royalties on potash mining was doubled from 5% to 10% of the revenues obtained for any quantity of potash that ICL sells every year above 1.5  million tons as of 2012.

4.       In November 2014, the economic social cabinet adopted the
recommendations of Sheshinski Committee II which reviewed the State's take from natural resources.  According to these recommendations, the tax mix on natural resources in Israel will consist of three elements: royalties, a tax on natural resources and corporate tax.

The committee recommended imposing a progressive tax at a rate to be determined in accordance with the level of the yield on the remaining depreciated cost of the fixed property used in the production and sale of the mineral in that year.
The first tax bracket for the natural resource tax will be 25% with respect to a Yield on the Depreciated Cost between 14% and 20%, and the second tax bracket will be 42% with respect to a Yield on the Depreciated Cost over 20%. In addition to this progressive tax, the Committee recommended imposing a uniform royalty of 5% on all natural resources as of 2016 (excluding ICL's subsidiary,
Dead Sea Works, for which the uniform royalty will be imposed as of 2017). As a result, ICL is expected to pay another $103 million a year, or a total of $1.3 billion until the end of its franchise.

Stakeholder QandA

Scan QR code or press the QR code to read QandA concerning ICL's impact on the
State revenues (currently available in Hebrew).

58 ICL Corporate Review 2014

WHAT IS ICL TO ISRAEL?
ICL CURRENTLY INVESTS
NIS 2 BILLION IN ISRAEL ANNUALY
NIS 1.5 BILLION IS INVESTED IN INFRASTRUCTURE REPLACEMENT
DIKES, POWER PLANT, PUMPS AND ENVIRONMENTAL INSTALLATIONS
$291 MILLION
ICL'S GOVERNMENT TAKE FOR 2014
ICL Corporate Review 2014 59

Chapter 2: Corporate Governance and Economic Responsibility

ICL's impact on the balance of payments

As one of the three largest exporters in Israel, ICL is responsible for 6% of total exports from Israel (excluding diamonds). The export value of the
Company's products was approx. $2.65 billion in 2014, helping Israel's balance of payment and reducing the State's trade deficit. ICL's contribution is higher than the total exports of both the agricultural and textile sectors.

ICL's impact on the public saving

The public is the largest shareholder of ICL. In fact, most Israeli citizens have a direct and indirect share in ICL through their pension and provident fund savings plans as well as other saving and investment channels. As one of the strongest pillars of the Tel Aviv Stock Exchange, ICL shares are an anchor in many stock portfolios and the trading volume of its shares is one of the highest in Israel. Over the past decade, all Israeli citizens have had a share of ICL profits. Over the years, the Israeli public has earned tens of billions of shekels by investing in ICL shares.

WHAT IS ICL TO ISRAEL?

THE PUBLIC HOLDS 70% of ICL 35% HELD BY FOREIGN INVESTORS 35%
HELD LOCALLY ICL'S STOCKCONSTITUTES 7% OF THE TEL AVIV 25 INDEX
60 ICL Corporate Review 2014

ICL's impact on the Spanish economy

ICL Iberia, a business unit of ICL Fertilizers, is a producer and supplier of potash fertilizers for agriculture and industry uses. The potash is produced from its two mines in Catalonia, Spain -- S[]ria and Sallent.

ICL Iberia is the economic engine of the County of Bages (where ICL Iberia headquarters is located, 60 kilometers from Barcelona). It is a leading company in terms of revenues, presenting one of the largest turnovers of the 2,700 companies that operate in Bages. In addition, through its two mines, ICL Iberia provides work for over 1,270 people.

In order to maximize its positive impact, ICL initiated a study to measure ICL
Iberia's contribution to Spain's GDP and employment rate. The study, performed by the world renown professional services network, Price Waterhouse Coopers
(PwC), used a robust, internationally proven, input-output methodology and delineated ICL Iberia's contribution to the Spanish Economy at three distinct levels.

ICL's Impact on Spain's GDP

Direct economic impact - 40% of ICL's direct economic impact, equaling [] 111 million, is generated directly by the company itself, primarily through corporate profits and employee salaries and wages.

The Company's economic impact constitutes 0.011 % of Spain's GDP and 11% of the value added by the nonmetallic mineral extraction sector.

Indirect economic impact - In 2014 ICL Iberia bought products and services from more than 132 suppliers and made investments in Spain worth more than []66 billion in 2014.

ICL expenditures and investments generated an additional [] 146 million for
Spain's GDP, which constitutes 0.015% of GDP.

Additional economic impact -- both wages and salaries paid by ICL Iberia increased consumption of goods and services which had a subsequent impact on the economy totaling [] 19 million.

ICL Iberia's contribution [] 276 million to the Spanish economy equaled  a year, which constitute 0.03% of Spanish GDP.
ICL Corporate Review 2014 61

Chapter 2: Corporate Governance & Economic Responsibility

ICL's Contribution to Spain's GDP in 2014

- Additional economic impact
- Direct impact
- Indirect impact

Type of impact	M €	% in GDP
Direct impact	111	0.011%
Indirect impact	146	0.015%
Additional economic impact	19	0.002%
TOTAL	276	0.029%


7%
40%
53%

ICL's impact on the employment rate in Spain

Impact on State Level

In 2014, ICL Iberia generated 4,075 full-time positions (FTP), which accounts to 0.025% of full-time employees (FTE) in Spain.

In addition to the 765 workers employed directly, ICL Iberia is responsible for the creation of over 3,300 additional jobs in Spain - around 2,900 jobs are generated through the activity of the company's suppliers which include 840 direct contractors; and around 400 jobs are a result of increased consumption from ICL and contractor employees. Therefore, every job in ICL Iberia creates an additional 5.3 jobs in the Spanish economy.

1 + 3.8 + 0.5 = 5.3



1	3.8	0.5	5.3
Worker employed directly by ICL Iberia	Jobs created through the activity of ICL Iberia's suppliers	Jobs created as a result of increased consumption	Total jobs created through the direct employment of a single ICL Iberia worker

62 ICL Corporate Review 2014

ICL's Contribution to Spain's employment rate in 2014

- Additional impact on employment
- Direct impact
- Indirect impact

Type of impact	Number of Jobs	% in FTE Employment
Direct impact	765	0.005%
Indirect impact	2,927	0.018%
Additional impact on employment	383	0.002%
TOTAL	4,075	0.025%


9%
19%
72%

Impact on Local Level

- Workers employed directly by ICL Iberia
- External workers (contractors/ providers)


+12%
1,300
1,396
1,508
1,516
2011
2012
2013
2014
2015
2016
2017

- ICL Iberia accounts for 28% of all employment in the towns where it operates - Suria, Balsareny and Sallent, and 69% of employment in the mining and chemical industries in Bages County (two industries which are known to provide high added value and employ professionals with high rating).
- 98% of the company's employees were born in the three county's surrounding the company's facilities (Bages, Berguedà, Solsonès).
- Since 2011, there has been a constant increase in the number of employees ICL Iberia employs and the company plans to continue this trend in the coming years by adding staff and contractors to its operations.

ICL Corporate Review 2014 63

Chapter 2: Corporate Governance and Economic Responsibility

ICL's impact on municipal revenues

ICL Iberia's total payments to municipalities due to taxes, royalties and licenses, increased by 18% during the 2011-2013 period and are a source of recurring revenues for local governments.

During the 2011-2014 period, the tax grew by 15% in the municipalities of
Suria, Sallent and Balsareny:

  Municipality  Total taxes 2011-2014
  Town of S[]ria        [] 2.333.323
                  ---------------------
  Town of Sallent        [] 1.097.614
Town of Balsareny          [] 320.271

ICL's impact on the balance of payments

The export value of ICL Iberia's products is [] 193 million (for 2014) and constitutes 0.32% of exports in Catalan and 27% of export value of the non-metallic mineral mining Sector in Spain.

Export value of products - 2014
([] Million)

ICL Iberia
Others in the non-metallic mineral mining Sector in Spain
193  518
64 ICL Corporate Review 2014

ICL Corporate Review 2014 65

Chapter Three

Environmental Responsibility

ICL's Activity Throughout the Lifecycle:

Chapter 3: Environmental Responsibility

Environmental Policy

ICL prides itself on being a skilled, responsible company that strives to minimize its environmental impact wherever it operates. The Company meets its environmental responsibilities in a manner that demonstrates its commitment to industry-wide leadership and accordingly, it has established an environmental policy that sets high standards for performance.

The Company manufactures products on four continents and markets them to thousands of customers in more than 180 countries, meeting the evolving needs of millions of people around the globe. To accomplish this, ICL is required to use various natural resources such as raw materials, energy, and water. Some of its products are potentially harmful to the environment and the health and safety of the public as a result of the effluents, air emissions and waste that are generated during their production. These substances can cause pollution that necessitates remediation, clean up or other preventive or responsive actions. In addition, some of the Company's products may be hazardous to those who are exposed to them during their production, transportation, storage or use. Consequently, some of ICL's operations and products are subject to environmental, health and safety regulations.

First and foremost, ICL operates with a clear commitment to full compliance at all times with corporate standards, applicable laws, regulations and permit requirements. As part of this commitment, the Company ensures that the required resources, procedures and controls, training programs, and responsibilities are in place to achieve the required environmental performance. The Company routinely monitors its performance to verify compliance with performance standards and regulatory requirements and reports them in a transparent manner.

As an international chemical company with a range of activities that cover all stages of the product life cycle, from the production of raw materials through their final use in end markets, ICL considers, develops and maintains within its projects plans and designs, the requirement for environmental protection at all stages of activity, i.e. "Product Stewardship".

The Company's environmental policy takes a proactive approach characterized by voluntary adoption of advanced international environmental management principles and programs, e.g. participation in the "Responsible Care" program administered by the International Council for Chemicals Associations (ICCA) and founded on principles of Product Stewardship. It also participates in the VECAP program for the flame retardants industry.

ICL promotes an ongoing, honest dialogue with its stakeholders to define environmental priorities and implements, on a regular basis and as a policy, initiatives that address its various environmental impacts, in the following fields. Each initiative is further detailed in this section.

- Responsible use of land and natural resources.
- Conservation of biodiversity and restoration and preservation of mining regions.
- Reduction, at the source (in terms of the flow) of the quantity of effluents and waste produced by ICL companies and increased recycling of treatable waste.
- Increased energy efficiency and transition to natural gas.
- Reduction of air pollution.
- Reduction of greenhouse gas emissions and the Company's carbon footprint.
- Development of sustainable, value-added processes and products aimed at reducing environmental impact.



In 2014, senior executives of ICL companies undertook a sustainability workshop led by the Heschel Center for Sustainability. The workshop dealt with development trends in the Negev (Southern Israel, where ICL's largest facilities are located), sustainability and business, the potential for developing "Green" industry in the Negev using innovative models, energy use at ICL, working with environmental organizations, cooperation with the public and other related topics.

Merquel®

A line of products that prevents mercury emissions into the air.

Scan QR code or press the QR code to watch the video.

Aquatabs™

A world renowned brand in effervescent tablets for water disinfection Aquatabs is present in over 15 countries worldwide. Major NGOs prefer Aquatabs for disaster relief measures across the world.

Scan the QR code or press the QR code to watch the video.

Salona™

Low sodium sea salt product that can be used in many food applications to replace up to 50% of sodium chloride and as a full replacement for potassium chloride. This product delivers acceptable flavor in diverse food products.

Scan QR code or press the QR code to watch the video.

Stakeholder Q&A

Scan QR code or or press the QR code to read Q&A concerning ICL's environmental impacts (currently available in Hebrew).

68 ICL Corporate Review 2014

ICL Corporate Review 2014 69

Chapter 3: Environmental Responsibility

Investments and Expenses

ICL routinely invests in environmental protection as well as health and safety projects for which it bears significant costs.

Total Expenses and Investments in Environmental Protection
In USD millions

Current Expenses Capital Investment

Total Expenses and Investments in Environmental Protection
Breakdown by segment

Total $112 Millions

Industrial Products Fertillizers Performance Products Other

Sustainability for Product Lifecycle

ICL's activities cover the entire value chain and it is committed, at every stage, to reducing the impact of its activities on the environment, today and for the benefit of future generations. For this reason, ICL has incorporated sustainable practices and principles into the core of its activities.

Responsible Care([R])

Responsible Care is the chemical industry's global voluntary initiative under which companies, through their national associations, work to continuously improve their health, safety and environmental performance, and their communication with stakeholders about their products and processes.

The Responsible Care program is the global chemical industry's flagship program and is administered by the International Council for Chemicals Associations
(ICCA), in which associations from 55 countries are members, including the
Manufacturers Association of Israel.

All ICL segments have adopted the principles of Responsible Care. In October
2008, ICL's CEO signed a commitment to the principles of the Responsible Care
Global Charter of the ICCA. The principles include product stewardship, responsibility for environmental risk management along the supply chain, increased transparency along the supply chain, contribution to sustainable development, increased dialogue with stakeholders, third-party validation and more.

The Company applies the principles of Responsible Care throughout the product life cycle (Product Stewardship). In this framework, ICL undertakes several on-going activities, including among others: the identification of environmental impacts and health concerns when using raw materials and when developing products; operation of efficient and safe production systems;
appropriate package marking that complies with the law and meet consumers'
needs; marketing and sales that include training programs; provision of informative guides to products and technical support for customers.

Foundation of Responsible Care in ICL

Product Stewardship

Reduction of greenhouse Community awareness gases (GHG), savings and accountability and Regulatory issues clean energy emergency preparedness

                                                     Ecology and Occupational
Quality and Security Safety recycling hygiene excellence

ICL Corporate Review 2014 71

70 ICL Corporate Review 2014

Chapter 3: Environmental Responsibility

Voluntary Emissions Control Action Program (VECAP)

VECAP is a globally recognized product stewardship program designed to reduce the environmental emissions of flame retardants. The program operates under the principles of Responsible Care®.

VECAP was established 10 years ago by the Company's Industrial Products segment along with two other major flame retardant producers – Albemarle and Chemtura. In Europe, the program is administered by the European Flame Retardants Association (EFRA).

Currently, VECAP includes four main brominated flame retardants (BFRs), Deca-BDE, TBBPA, EBP, and HBCD.

The program demonstrates the industry's, and specifically, ICL's, commitment to the environmentally sound management of BFR. VECAP operates according to the following principles:

- Increasing understanding of chemicals management in the value chain;
- Promoting and facilitating open and constructive dialogue with all interested parties, such as industry, regulators and other stakeholders;
- Raising awareness among all those involved in the process, from site personnel to company top management;
- Applying and promoting best practices identified through the program.


VECAP Commitments
USER PROCEDURES
USER SELF-AUDIT
SUPPLIER SUPPORT
External Reporting
EMISSIONS REPORT
Third Party Audit
IMPROVEMENT PLAN
IMPROVEMENT IMPLEMENTATION
VECAP PROCESS

Over the years, VECAP has evolved from its original concept, as a tool to control emissions during handling and use of brominated flame retardants, into a system for more efficient management of chemicals which can be applied to a much wider range of processes and raw materials.

The program has received recognition from external stakeholders as a successful, sustainable approach to safe handling of chemicals. In the past decade more and more users in Europe and worldwide have adopted it.

Over the years, ICL has secured commitments from customers, primarily small and medium-sized enterprises (SMEs) in the plastics and textiles industries, to join the program.

As a result of this program, ICL customers using flame retardants in the manufacture of their end products, now review their production processes, quantify the loss of material using a mass balance model, diagnose the reason for the loss and the destination of the emissions (into air, water or soil), and prepare an improvement plan to prevent environmental emissions in the future.

Since 2009, VECAP certification is given by an independent third-party auditor. There are currently 11 VECAP certified manufacturing and user sites worldwide, including all the brominated BFR manufacturing plants of the three originators of the program (including ICL-IP plants in Israel, Holland and China).

72 ICL Corporate Review 2014

Achievements

In 2014, VECAP participation in Europe for the four common flame retardants included in the program ranged from 58%-98% of the products' total sales by the three participating companies, and 81% – 98% if Deca is not included (Deca was phased-out in 2013 by Albemarle and Chemtura in Europe).

The program was extended to North America and, recently, to the Asia Pacific region and Middle East, after it was shown to be very successful in Europe. ICL-IP is focusing on the implementation of the program in the Asia Pacific region where its sales volumes are the largest. During 2014, in addition to China, Japan, and Singapore, new countries were included like Malaysia, and Taiwan.

Following the success of the program for common BFRs, ICL-IP decided to extend the program to include all BFRs sold by the Company. ICL-IP's total sales volume of BFRs included in the program increased from 61% in 2013 to 65% in 2014. In Europe, the coverage for all BFRs in 2014 reached 85%. In North America it decreased slightly to 53% mainly due to the phase out of Deca.

The following figure illustrates the effectiveness of the program in Europe. The potential emissions for ICL-IP sales of the three products were calculated each year and compared to the baseline potential emissions in 2009. The reduction in the total emissions of the 3 BFRs between 2009 and 2014 was 98.3%. This significant reduction in emissions is mainly due to the implementation of best practices for empty packaging of the BFRs users.

Summarized emissions of Deca, HBCD and TBBA in Europe

Relative emission


100%
28.3%
15.7%
8.4%
6.8%
1.7%
2009
2010
2011
2012
2013
2014

VECAP is proven as a successful emission reduction tool and ICL-IP expects additional customers to join in the coming years.

ICL Corporate Review 2014 73

Chapter 3: Environmental Responsibility

Product Stewardship on the Ground

Product stewardship, that is the responsibility for minimizing the product's environmental impact throughout all stages of the products' life cycle, is central to responsible action by the chemical industry, and as such, it is an important pillar of Responsible Care®.

Product stewardship is an inherent part of the Company's behavior and applies to all activities throughout all stages of a product's life, from extraction of material through the end of product life. In order to allow flow of information up and down the value chain and to ensure that chemicals are used and managed safely throughout their life-cycle, ICL maintains a close, sustained dialogue and working relationships with its suppliers, customers and others in its value chains.

This Section of the report seeks to demonstrate the means ICL takes in order to maintain Product stewardship throughout the six stages of a product's life cycle:

Stage 1 Materials Extraction
Stage 2 Product Development
Stage 3 Production & Operation
Stage 4 Logistic & Distribution
Stage 5 Product Use Stage
Stage 6 End of product life

Stage 1: Materials Extraction

ICL extracts raw materials, mainly potash and bromine, thanks to exclusive concessions and licenses from the State of Israel for extraction of minerals from the Dead Sea, and for mining potash and salt under permits from local governments in the United Kingdom and Spain. The Company also has access to phosphate rock in the Negev Desert based on mining concessions from the State of Israel. Access to these assets provides ICL with a consistent, reliable supply of raw materials, which are then manufactured into products that fulfill essential needs of the world's growing population in the agriculture, processed food and engineered materials markets.

Mining is an extractive industry, and by its very nature it can have significant direct and secondary environmental and social impacts. ICL recognizes that its mining operation requires vigilance to ensure that the heritage of future generations – biological as well as cultural – is not adversely affected by today's activities.

ICL's environmental management system includes measures intended to conserve nature and protect biodiversity and the Company is careful to consider environmental factors when using the land and managing its operations, particularly in ecologically sensitive areas and areas with unique cultural value.

ICL pursues various opportunities to enhance its contributions to biodiversity conservation. This includes restoration, a standard consistent with liability that acknowledges the responsibility of a mining company to maintain the ongoing wellbeing – cultural and environmental – of the site during mining as well as to restore the site after mining has ceased.

The Company performs assessments, conservation, research, and development of unique flora and fauna. It also supports protected area site-management programs, and proactive community programs, to provide sustainable economic and social benefits even after mine closure.

Recently, ICL began the process of developing principles for biodiversity management, with the aim of addressing stakeholders' demands. The process includes the following steps:

1. Conducting an international benchmark survey to evaluate the position of biodiversity conservation organizations, including the Ministry of Environmental Protection, the Nature Protection Society and the Nature and Parks Authority.
2. Conducting an internal survey of the Company's major sites, where 80% of its mining activities are located, to evaluate the Company's existing biodiversity awareness and how the management of its sites in Israel, and large sites abroad, is performed.
3. Participation by managers in biodiversity training and presentation of biodiversity considerations at ICL's Forum of Excellence in Ecology.
4. Engaging with academic institutes that have interest and knowledge on the matter.
5. Preparing guidelines for biodiversity management at ICL.
6. Establishing a Biodiversity Center of Excellence.

The Biodiversity Center of Excellence's work has focused to date on mine restoration. The considerable size of the disturbed area makes restoration a difficult task. However, ICL has accumulated great experience in restoration practices, thus allowing the Company to achieve high-quality results despite the complexities.

Key Issues to be included in ICL's Biodiversity Management Principles

- Plan for all stages of ICL's activities from planning, mining and production through use and end of product life. Prepare a biodiversity survey at the planning stage for all new projects at ICL.
- Use land under ICL management in a responsible manner.
- Identify and implement solutions, and technological means, for biodiversity conservation.
- Prepare a best practice manual for biodiversity management at the corporate level.
- Commit to preserving indigenous and endangered species.
- Cooperate with stakeholders, and develop local and strategic partnerships, to promote the issue.
- Allocate resources and knowledge to build organizational capacity and processes to implement biodiversity policy.
- Control the Company's implementation of the policy effectively.
- Track developments, monitor biodiversity performance, and strive to develop effective parameters in the next few years

GREEN LEAF AWARD IFA



In 2015, ICL Rotem won second place in the 2015 Green Leaf award, a bi-annual competition arranged by the International Fertilizer Association ("IFA").

The Green Leaf award was established to promote and recognize extraordinary activity and innovation in sustainability throughout the global fertilizers industry.

ICL Rotem was awarded second place (first runner-up) out of 25 applications from global fertilizers companies due to its extensive and innovative activity in the reclamation of phosphate mines, which has been significantly upgraded and developed since 2009.

In addition, one of the preliminary conditions for achieving second place was conducting an external auditing process for responsible product stewardship of the company's products- a process which ICL Rotem completed with the highest excellence mark in recent years.

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Chapter 3: Environmental Responsibility

Below is information related to the Material Extraction Stage in ICL's operations, presented in line with the GRI G4 Guidelines G4-EN11 to G4-EN14, including MM1 Mining & Metal Sector Specific Indicator. Additional information is presented throughout this section.

The collection process of the information is fairly complex and ICL is constantly reviewing it in order to provide complete data in the future.

ICL operational sites in or adjacent to protected areas and areas of high biodiversity value:

Site Name	Geographic location of site	Land that may be owned, leased, or managed by the organization	Position in relation to area	Type of operation	Size of operational site	The attribute of the area	Listing of protected status
ICL U.K.	NZ 76497 18233	Planning Permission shows a mineral lease boundary	Adjacent	Extractive and refining	0.32 km2	terrestrial	Natural England has designated various sections of surrounding woodlands as Ancient Woodlands; Part of the mining area is scheduled as a wetland Site of Special Scientific Interest (SSSI); The National Park Authority has identified a number of designated conservation areas, including moorland, woods and coastal habitats within the mining area. There is a SSSI with a designation of ancient fossils within 1/4 mile of the site.
ICL Iberia, Suria Plant	Suria		2km	Production	0,58 Km2	terrestrial	Serra de Castelltallat (PEIN in Xarxa Natura 2000); Wet area Pla Reguant, into Serra de Castelltallat
ICL Iberia, Cabanasses Mine	Suria		3km	Extractive	0,056 Km2	terrestrial	
ICL Iberia, Pou IV Mine	Suria		1km	Extractive (inoperative)	0,019 Km2	terrestrial	
ICL Rotem, Zin site	Zin, Negev Desert				12 Ha		
ICL Rotem, Rotem site	Rorem, Negev Desert	Zero mining in nature reserves during 2014					
ICL Rotem, Oron site	Oron, Negev Desert						

Habitat protected and restored:

Name of habitat	Size of habitat	Location of habitat	Success of the restoration measure approved by independent external professionals	Status of area based on its condition at the end of 2014	Partnering with third parties to protect or restore habitat areas	Standards and methodologies used in matters of habitat protected and restored
Wildflower Meadow	3000 m2	On site grassland paddocks, U.K.	Yes	Enhanced habitat for species such as bumble bee, butterfly and hover fly	Have only done restoration in conjuction with a third party expert.	Use external advice from qualified personnel
Woodland Nest Boxes	0.42 Ha	Woodland owned by ICL U.K.	Yes	Enhanced nesting areas for birds and bats	Boxes constructed and installed by an employee with advice from a third party expert	
*Biodiversity Action Plan	0.42 Ha	Woodland owned by ICL U.K. and some site areas	Yes	Each year surveys take place to record species. ICL U.K. has some rare moth species, bats and some rare birds. None of these are red listed. The area also contains habitat for reptiles such as slow worm.		
Pla Santa Ceclia into Costa de Pla de Calaf (restored habitat)	10 Ha	Vilafruns (Balsareny)	Yes	The habitat is restored.	The restauration was done by the environmental authorities. Currently, ICL is in charge of the control and maintenance.	

Amount of land disturbed or rehabilitated:

Site name	Total land disturbed and not yet rehabilitated	Total amount of land newly disturbed in 2014	Total amount of land newly rehabilitated in 2014	Total land disturbed and not yet rehabilitated
ICL Iberia	155 Ha	155 Ha	No land rehabilitated during the reporting period	145 Ha
ICL Rotem, Zin Site	40 Ha topsoil is removed	20 Ha	55 Ha	
ICL Rotem, Rotem Site	55 Ha topsoil is removed	22 Ha	0	
ICL Rotem, Oron Site	39 Ha topsoil is removed	29 Ha	32 Ha	

- There are no locations of habitats affected by ICL U.K. and ICL Iberia operations that include species on the IUCN Red List of Threatened Species, and on national or regional conservation lists. The sites in Israel are yet to review the matter according to the GRI-G4 guidelines.
- The refining process at ICL U.K. site involves effluent disposal (mainly clay, silicates, salt and calcium sulphate) into the North Sea. The effect is a slight smothering effect of silt on the sea bed although it is proved through annual benthic studies that no species are harmed by this effect.

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Chapter 3: Environmental Responsibility

Sustainable Management of Mining Operations in the Dead Sea

ICL conducts its mining operations in the Dead Sea through its subsidiary, Dead Sea Works (DSW). The extraction of minerals from the Dead Sea, including potash, bromine, sodium, magnesia, magnesium chloride and metal magnesium, begins with an evaporation process facilitated by the hot and dry climate of the Dead Sea region.

DSW was granted a concession by the Israeli government to use the resources of the Dead Sea, and to lease the land required for its plants in Sodom, for a period ending on March 31, 2030. This agreement included the right to receive additional concessions after its expiration if the State is interested in continuing the arrangement.

The Dead Sea, which is the lowest place on earth, is divided into two parts: the Northern Basin and the Southern Area consisting of the Company's evaporation ponds. Over the years, two seemingly contradictory phenomena have occurred simultaneously in the Dead Sea - the water level is receding in the Northern Basin, while the water level of Company's salt pond in the Southern Area (known as Pond 5) is rising due to salt accumulation on its floor and the continuous pumping of water.

This phenomena in turn, affects the area surrounding the Dead Sea, for example, as the level of the Dead Sea drops, its surface area shrinks, sinkholes appear and courses of the streams that flow into the sea are deepening (stream erosion).

The Company is careful to ensure proper measures are taken in relation to this complex situation accruing in the Dead Sea, and accordingly, is investing major resources to deal with it. These investments are described as follows:

In 2012, 2013 and 2014, ICL, through Dead Dea Works, paid royalties to The Israeli government in the amount of approximately **$125 million, $110 million,** and **$84 million**, respectively.

Responsible Water Usage

ICL is aware that its extraction of water contributes to the receding water level of the northern Dead Sea basin. At the same time, it is important to note that the recession's primary cause is the policy of the Jordanian, Syrian and Israeli governments, which use a large portion of the fresh water from the Jordan River for household, agricultural and industrial needs, thus preventing it's flow into the Dead Sea catchment area. Projects such as the National Water Carrier, the diversion of the Yarmouk River, the King Abdullah Canal in Jordan and other projects claim more than 1,400 Million m3 each year that would otherwise flow into the Dead Sea. However, the water extraction actually prevents the decline of water levels in the southern basin of the Dead Sea, where the hotels are located.

Over the past 20 years, the efficiency of Dead Sea Works' operations has increased greatly. The net extraction of Dead Sea water has changed very little, even as potash production has risen. This improvement has resulted in the reduction of the environmental impact of the Company's potash production.

ICL is accountable for 9% of the total yearly decline of the Northern Basin's water level, with the remainder of the decline caused by the diversion of the water from the Jordan River and other industrial water usage.

1,657 MILLION CUBIC METERS OF WATER ARE DIVERTED FROM THE DEAD SEA EACH YEAR, INCLUDING:


1% LEBANON
DRINKING WATER, 20 MILLION M³
3% PALESTINIAN AUTHORITY
DRINKING WATER, 45 MILLION M³
6% JORDAN
POTASH PLANTS, 100 MILLION M³
9% ISRAEL
DEAD SEA WORKS, 150 MILLION M³
12% SYRIA
DRINKING WATER, 200 MILLION M³
33% JORDAN
DRINKING WATER, 560 MILLION M³
36% ISRAEL
DRINKING WATER, 600 MILLION M³

** Based on data provided by the Office for Environmental Protection and the Jerusalem Institute of Research, 2006*
** The salt harvesting project is described in details in the ICL 2013 Corporate Responsibility report (pages 92-94).*

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Chapter 3: Environmental Responsibility

A dredge will crush The slurry will flow    In the drainage area,     The dry salt will be      The barges will return
the salt and pump   in a floating pipe to a the salt will dry and the loaded onto a conveyor    the salt to the sea.
it as slurry.       drainage area near the  solution will precipitate that will transport it to
                    Pond 5 dike.            in the pond.              the Dead Sea.

Sea-to-Sea Canal

The stabilization of the Dead Sea's current water level and surface area requires an additional 800 million cubic meter flow of water
(approximate) to the Northern Basin per year. Over the years, the Israeli government examined several alternative scenarios for achieving this flow, including the creation of a canal from the Mediterranean Sea to the Dead Sea, the creation of a canal from the Red Sea to the Dead Sea, and the increase of the flow of fresh water to the Dead Sea by returning a significant amount of the natural flow to the southern portion of the Jordan River.

At the same time, the Jordanian government initiated, together with the Israeli government and the Palestinian Authority, a feasibility study of a Red Sea-
Dead Sea canal. This study was conducted by the World Bank which drafted a detailed

report concluding that in principle it is feasible to establish such a canal
(although in a modular fashion to monitor the effects on the sea).

Following the aforesaid report, Israel, the Palestinian Authority and Jordan signed an agreement in principle to implement stage A of the project, involving construction of a pipeline from the Red Sea. Recently, Israel and Jordan signed a detailed agreement triggering the first stage.

The targets underlying the World Bank's report on the construction of the canal are to aid countries in the region (particularly Jordan) with water for desalination, to stabilize the level of the Dead Sea and to contribute to regional peace. Such a canal would likely change the chemical composition of the Dead Sea, which could negatively impact the production of ICL plants.

Salt Harvesting Project - Permanent Solution for the Rising Water Level in Pond
5

Over the years, ICL has established temporary defenses to protect hotels located at the Southern Dead Sea area from the rise of water level in Pond 5.
On July 8, 2012, the Company reached an agreement with the Israeli Government to enact a permanent solution, according to which, ICL will harvest all the salt from the floor of the pond. Upon completion of the salt harvesting, the process of production of the raw material will no longer require ICL to constantly raise the water level in the pond. Planning and execution of the salt harvest will be performed by ICL. The cost estimate for this project is several billion NIS. This project is considered an Israeli major national infrastructure project that will be supported by the Israeli Committee for
National Infrastructures.

80 ICL Corporate Review 2014

The salt harvesting project is described in details in the ICL 2013 Corporate
Responsibility report (pages 92-94).

The project is expected to be approved by Board of National Infrastructures in
2015. While waiting for approval, the Company is moving forward with planning for the project.

Restoration and Rehabilitation of Mining Sites - Planning for Reducing the
Impact on Alluvial Material, Dead Sea Works

Dead Sea Works is aware of the environmental and ecological sensitivity of the alluvial fans that serve as a broad mining base for building materials (wadi material) for its dikes, and is searching for ways to avoid mining new alluvial fans, either by mining in disturbed areas or by environmental restoration during mining. Examples of such projects are the Ein Gedi date plantation project (described in details in ICL 2013 Corporate Responsibility report) and the master plan for the Nahal Heimar estuary. In addition, the Salt Recovery
Project, described above, will make it possible to reduce the need for wadi construction material required by tens of millions of tonnes.

Rehabilitation of Mining Areas after Mining is Completed -- Projects Status

Forming a Detailed Plan for the Nahal Heimar Estuary, South of the Dead Sea

Nahal Heimar is one of the largest creeks in the Judean desert. The creeks has interesting geological formations and a large variety of animals and plants, some of which are rare.

Extensive earthworks were performed in the alluvial fan of Nahal Heimar (Nahal
Lot and Nahal Pratzim), including damming and collecting flood water, regulating and diverting flow channels, and constructing protective dikes and mining operations. The work has also included an infrastructure system that serves Dead Sea Works' drilling and pumping stations. Despite the significant changes and extent of the work (existing and planned), the Nahal Heimar estuary holds high potential for nature preservation and for creating a system of hiking trails.

When evaluating restoration options for reversing past damage and options to expand mining, DSW created, alongside the Nature and National Parks Authority, a comprehensive master plan for the entire area that references a range of planning considerations. The plan upholds mitigation of damage to sensitive habitats and allows for the continued functioning of the ecological corridor.

In terms of restoration, integrated restoration was chosen, which includes a variety of possibilities,

amongst them restoration of some of the damaged areas to the original habitat, to the extent possible, and restoration of other areas to a wet habitat.

Of the development alternatives that were proposed, ICL selected minimum development which allows hikers to explore the area without causing significant damage or disruption to the habitat.

The proposed management method for the development plan is supervised by the
Israel Nature and Parks Authority.

This master plan has been translated into a detailed plan which is currently being reviewed by the Local and Regional Planning Committees. The objective is to turn it into a statutory plan that will allow mining activity to operate in parallel to regulation and restoration of the entire region.

The schedule calls for approval of the plan during 2016.

Master Plan for Open Spaces at Sodom, Dead Sea Works

The southern area of Dead Sea Works' onshore concession extends from Masada in the north, to Metzok Ha'atakim in the west, to Kikar Sodom and south of the
Arava junction in the south and to the Dead Sea to the east. This block covers
36,000 hectares and is located within the Judean Desert near the Dead Sea, extending to the industrial ponds in the Southern Basin.

The area has unique scenic, geological, and historical qualities. Over the years, some of these unique areas were disturbed by Dead Sea Works quarrying, mining and drilling activities (all carried out according

ICL Corporate Review 2014 81

Chapter 3: Environmental Responsibility

to its existing concession) and by other activities unrelated to Dead Sea
Works.

Four years ago, Dead Sea Works, in cooperation with the Tamar Regional Council and the Nature and Parks Authority, initiated a master plan for restoration, conservation and development of open spaces at Sodom, based on the principles of sustainable planning. The plan is based on three components of sustainability: Environmental: a policy to restore past damage and rearrange the disturbed areas Societal: preparation and development of open spaces for the benefit of the general public

Economic: the initiation and advancement of the plan by Dead Sea Works

The plan has three stages:

      Preparation of a master plan for open spaces in the southern concession of Dead Sea Works. DSW will outline the conservation, restoration and development policies that will guide its activities related to the region for several decades (until 2030).

      Initial planning of project dossiers prior to detail planning.

      Promotion of a pilot for immediate planning, including project dossiers on the operative planning level.

To date, initial planning has been completed and detailed planning by ICL and the Nature and Parks Authority, is progressing. The plan is to the implement the projects in the area around Mount Sodom so that the Sodom work camp, which will be converted into a visitor's center, acts as the central hub for the system of hiking trails in the area.

The site, located south of the Dead Sea, was used from 1934 to the early fifties as a work camp for Eretz Yisraeli potash factory workers, and then for
Dead Sea Works.

The Potash Company site at Sodom will be rehabilitated and restored as a museum and visitor and information center. It will reflect the way of life, and type of work, required of the people who live in the desert, and will celebrate the powerful vision and determination of these people, who, despite all the limitations, planned, executed and shaped the history of the Dead Sea and modern day Israel.

The center will include a range of attractions that will provide a diverse visitor experience for a wide range of audiences. The remaining permanent structures at the site will be rehabilitated and restored, as will several of the temporary structures, which will house original exhibits displaying the lifestyle of the camp.

The reconstructed Potash Company site will provide visitors with an emotional and thoughtful experience that will highlight the importance of the Zionist vision. The construction of the visitors' center will be executed in stages and spread over a number of budget years.

Restoration of Hazards from the Activities of Dead Sea Works in Open Areas within the Dead Sea Works Concession

The project for restoring open areas is designed to restore and rehabilitate violations and hazards created by the Dead Sea Works over decades, within the open areas of Sodom. The project was performed by the Company in cooperation with the Organization for the Rehabilitation of Dead Sea Works Sites headed by the Ministry of the Environment, and includes a list of sites selected after a field survey and in coordination with the Parks and Nature Authority.

The hazards are sites within the open areas of the concession where works disturbed the area, and include mining, collection of wadi material, collection of stone, roads, water drilling and drilling facilities, pipelines, signs and waste. Most of the hazards were created in the 1960s and 1970s when Pond 5 was created, primarily

82 ICL Corporate Review 2014

from work in the open spaces and from the collection of boulders which were used as a foundation for the pond. The collection of boulders begins at Nahal
Mishmar north of Dead Sea and extended south to Nahal Peres. Most of the stones were collected in areas west of Route 90.

It is important to note that such hazards cannot reoccur thanks to procedures established and enforced by the Company.

Rehabilitation activities refer to reconstruction and rehabilitation in mining areas in which mining has ended and will not be resumed. The work includes cosmetic improvements designed to integrate the infrastructure into the environment - for example: painting pipes, mending fences and pumping stations, blurring unused roads, waste disposal and restoration of temporary mining sites.

The first stage of the project occurred during 2010 with extensive restoration activities along the drilling axis near Nahal Amaziah, a region located south of the Dead Sea.

Dead Sea Works performed landscape rearrangement and restoration to eliminate the ecological, geomorphological, environmental and scenic hazards in the area.

The preliminary project survey, and the detailed project plan were prepared with the Nature and Parks Authority, and work was performed in full coordination with their staff.

The restoration project was carried out by a multidisciplinary team that included an ecologist, geomorphologist, landscape architect and environmental planner. The project included removal of hazards such as scraping dust and stone piles; blurring roads which constituted a

landscape hazard; reclamation of quarries and excavations; removal of waste;
and reducing night lighting around pumping and drilling facilities.

Before introducing heavy equipment to blur the roads, the area was scanned on foot to ensure that there were no spiny-tailed lizard burrows. Due to the diminishing open spaces in the Dead Sea area, it is important to restore damaged areas to conserve habitats and endangered animal populations. The restoration has high ecological, environmental, landscape and tourism importance.

During 2014, the project continued with the restoration of various sites located between the Zin River in the south and the Tse'elim River in the north
- where the Company previously had salt facilities.

All the hazards that were not restored during the first stage of the project were restored during the second stage. In the third stage the Company intends to develop and upgrade some of the sites that were restored, in order for them to begin receiving visitors.

Nahal Ein Bokek Restoration Project

Nahal Bokek flows to Pond 5 through the grounds of the Ein Bokek hotels. An annual average of 300-400 thousand cubic meters of water flows through the stream, though the amount varies significantly from year to year depending upon the amount of annual rainfall. In recent years, the stream water has become brackish, damaging the stream's ecosystem. The salinity has now risen from
500-600 mg chlorine per liter to 3,000 or more, and is continuing to increase gradually. The source of the salinity

is unclear although Adam Teva V'Din (Man, Nature and Law) and other organizations claim that its source is the industry at Mishor Rotem.

In 2007, Dead Sea Works committed itself, in a court deliberation regarding water, to cooperate with the Water Authority and other relevant parties to restore Nahal Bokek by introducing water with a quality similar to the water that previously flowed into the stream.

This commitment led to a joint project with the Nature and Parks Authority to introduce high quality water into the stream.

The project is executed and sponsored by the Water Authority, with Mekorot -
Israel's National Water Company, as the high quality water provider.

Detailed plans have been made for this project and in 2014, an agreement was signed between the Company and the Nature and
Parks Authority which defines the responsibilities of each side in carrying out the project.

By early 2015, quality fresh water began to flow into the river. In the first stage, the fresh water will be mixed with the brackish water in the stream and in the second phase, the brackish water will be replaced completely. The transition from the first stage to the second stage depends on Mekorot's ability to supply water.

This solution for Nahal Bokek provides a great model of voluntary and beneficial collaboration between industry and environmentalists.

ICL Corporate Review 2014 83

Chapter 3: Environmental Responsibility

Sustainable Management of Potash Mining in Spain

ICL conducts its potash mining operations in Spain through its subsidiary, ICL Iberia. The Company currently operates two mines - Suria and Sallent, which are both in the province of Barcelona and are located approximately 530 to 900 meters below ground.

Extraction of potash from underground mines in Spain is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines.

The Spanish government owns all of the underground mining rights and has granted ICL concessions to conduct mining operations under the Company's land.

Pursuant to the provisions of Spanish law covering environmental protection in connection with areas affected by mining activities, ICL has submitted a plan for restoration of mining sites for its two production sites. The restoration plan of the Suria site is designed to be conducted in an approximate period of 24 years. The restoration plan for the Sallent site is due to be completed by the end of 2017 (the planned site closure date).

Main environmental Projects in 2014

Suria Center

- The Company completed two reinforcement projects in the Súria complex: at the Cabanasses site it built a raft of reinforced concrete walls overflowing to another raft coated with High-density polyethylene (HDPE). In the Súria site, the Company built a raft of reinforced concrete walls covered with foil HDPE capacity of 5000 m3. These actions have been verified and accepted by ACA (Catalan Water Agency) on July 2014.
- Adding two new piezometers, to complete the net control piezometers around the salt pile in Suria. This action purposes to complete the network of groundwater monitoring around the salt pile.
- Completed the connection of the local sanitary wastewater system to the municipal sewage system – a 600m connection with PVC pipe Ø400 mm.

Waterproofed raft for the collection of saltwater in Salt pile Suria:



Cabanasses raft - Before the project



Cabanasses raft - After the project



Suria raft - During the project



Suria raft - After the project

In 2014, ICL paid approximately **€150 thousand** in royalties to the Spanish government.

Sallent Center

- Constructing the network perimeter channels for collection of water in the salt pile La Botjosa in Sallent and installing protective fences around the perimeter (Pic. 1, 2). This project involved the construction of more than 1200 meters of perimeter channels, two pumping stations, two networks of underground drainage and movement of materials over 110000m3. These actions were verified and accepted by the DGQA (General Direction of Environmental Quality) and ACA (Catalan Water Agency), in February 2014.
- Waterproofing work in the well of La Botjosa, including waterproofing of the general well of salt water collection in the Botjosa salt pile with epoxy resin treatment.
- Restoration and concrete lining of about 250 meters of collection channels of salt water in The Cogulló - equivalent to 10% of the entire network of perimetral channels of saline water collection (Pic. 3, 4).
- Constructing a covered waste area in Pou III, including concreting the area of tire repairs, preventing soil contamination by possible spills of oils and paints, equipped with a pit for waste collection.
- Concrete lining of various working areas in Pou III and Vilafruns center.
- Placement of oil tanks with all preventative measures for spills such as ITAS (technical instructions for action), sepiolite, retention ponds, fire extinguishers, etc.

Sallent Center



1. Salt pile La Botjosa - Before the project



2. Salt pile La Botjosa - After the project



3. Collection channels of salt water in the Cogullo - Before the project



4. Collection channels of salt water in the Cogullo - After the project

The Company estimates that the overall scope of the plan for restoration of these mining sites will amount to **$20 million (€17 million).**

84 ICL Corporate Review 2014

ICL Corporate Review 2014 85

Chapter 3: Environmental Responsibility

Sustainable Management of Potash Mining in United Kingdom

ICL mining operations in the United Kingdom are conducted by its subsidiary,
ICL UK. The Company's mine and processing plant are located approximately 340 kilometers north of London and approximately 40 kilometers east of
Middlesbrough, England in the North York Moors National Park.

Extraction of potash from underground mines in the United Kingdom is carried out by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt and from insoluble materials in processing plants located near the mines.

ICL mining operations in the United Kingdom are conducted both under land and under the North Sea, pursuant to mining leases and mineral extraction licenses.

    In 2014, ICL paid approximately [pound]2.6 million in royalties to the
United Kingdom (Crown Estates).

The ICL U.K. site at Boulby includes grassland areas within the boundary of the operational works which provide a haven for invertebrates such as bees, butterflies, moths and hoverflies; all of which are important as pollinators.

The company has created wildflower meadows adjacent to their office complex.
This was formerly a featureless area of amenity grassland, but careful preparation and seeding of it with a wildflower mix containing native plants which are appropriate for the site has resulted in a meadow which is both beautiful to look at and provides a biodiverse habitat.

These meadows contain at least
15 species of wild flower such as
Bird's-foot Trefoil, Ox-eye Daisy, Red Clover and White Clover, all of which provide a valuable nectar-source for the species using them, such as the Common
Blue Butterfly and the
Six-spot Burnet Moth. The grassland now supports many different animals including multiple species of butterfly, turtle and bumblebee.

The meadows require ongoing management in order to keep them in prime condition. This work is conducted by ICL U.K. Management involves mowing the meadow in the autumn and removing the cut grasses This action is important as the cut grass would otherwise feed nutrients back into the meadow, which would paradoxically lead to its demise, as nutrients encourage competitive grass species which would soon swap the desirable plant species within the meadow.

ICL UK strives to minimize its impact on the environment and is working with organizations such as Industry Wildlife Conservation Association (INCA), the
Tees Valley Wildlife Trusts and local authorities, to ensure that the industry and the environment will continue to flourish together.
Mining at the mine is conducted a kilometer below the surface, allowing conservation of flora and fauna in the area.

Since 2008 ICL U.K. and INCA have worked closely to develop a site specific
Biodiversity Action Plan
(BAP) to identify the baseline status of the habitats and species living within the Company's woods and propose specific measurable actions to conserve and enhance biodiversity value.

The commitment of ICL and its subsidiaries to biodiversity allows areas, such as these meadows, to flourish within the heart of the operations site. This example illustrates the possibility of having wildlife thrive alongside operational uses of the site

86 ICL Corporate Review 2014

Sustainable Management of Phosphate Deposits in the Negev

ICL operates, through its subsidiary, ICL Rotem, large surface phosphate mining sites at Oron, Rotem and Zin in the Negev Desert.

The plan for mining phosphates in Barir (South Zohar) is in the planning approval stages. Further details about Sde Barir are provided below in this section.

The method of mining in the Negev is by conventional open pit or quarrying methods, using drilling and blasting where necessary, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front-end loaders and trucks for mining phosphate.

The Company has long term leases for all the land on which its Israeli facilities are located, but it operates under mining concessions and licenses granted to it by the Israeli Minister of National Infrastructures and by the
Israel Lands Authority.

In 2012, 2013 and 2014, ICL paid approximately
   $6 million, $4 million and $3 million,

     respectively, in royalties to the Israeli government.

ICL currently operates large surface phosphate mining sites at Oron, Rotem and
Zin in the Negev Desert. The Company is careful to ensure a balance in the utilization of existing deposits through responsible planning and reclaiming of phosphate mines during mining.

ICL's outstanding accomplishments in the field of reclamation during mining was recognized by IFA (International Fertilizer Industry Association). In 2015, ICL
Rotem won second place in the 2015 Green Leaf award, due to its extensive and innovative activity in the reclamation of Phosphate mines, which have been significantly upgraded and developed since 2009.

Reclamation Target

2015 Target: Reclamation of 250 Ha 2021 Target:
Reclamation of 2,500 Ha - historical mining areas (annual average target: 350
Ha)

The Company works according to a long-term strategy for managing its mining of phosphate deposits in the Negev. This policy includes conducting comprehensive geological surveys, examining alternatives to mining, defining long-term goals for mining, and sustainable mining that includes comprehensive planning for the restoration of the area before beginning to mine. The three leading professionals involved in this planning include a landscape architect,

a mining engineer and an ecologist to ensure that the process is completed optimally. The process includes site tours of the area to be mined with representatives from the Society for the Preservation of Nature in Israel,
Israel Nature and Parks Authority, the Ministry for Environmental
Protection and other official agencies, for purposes of control, learning and transparency.

ICL Corporate Review 2014 87

Chapter 3: Environmental Responsibility

Barir Field (Sde Barir)

Occupying the smaller part of the Arad Valley, Sde Brir is the only phosphate reserve in Israel that can be mined. In fact, experts of the Israel's Ministry of Environmental Protection, Ministry of Energy, Ministry of the Economy and
Ministry of Interior Affairs have all concluded Sde Barir is the only alternative for currently active phosphate fields which will become depleted in
6-8 years.
Considered of high quality, the phosphate reserves at Sde Barir could provide the raw material for essential products for humanity for approximately 25 years. The landscape around the field is not ecologically sensitive, which means it is sufficiently distant from population centers while relatively close to the processing plants at Mishor Rotem. The field's yield per square kilometer is the highest in the Negev, offering the added ecological benefit of disrupting a relatively small area for large quantities of produce.

If mining in Sde Barir is not allowed, the existence of Israel's phosphate industry, as we know it, will no longer be economically justifiable. This would have far-reaching implications on life in the Negev and the livelihood of some
7,500 families.

In April 2014, Prof. Jonathan Samet, an international epidemiology expert retained by Israel's Health Ministry, submitted a detailed report in which he ruled out the health risk associated with radioactivity in the area. Another concern that has been refuted following in-depth checks pertains to wind-borne dust particles from the prospective mining area. The study concluded that the added dust generated only under special, uncommon extreme mining scenarios would be negligible, amounting to one thousandth of the dust regularly present in the air around Arad. ICL Rotem undertakes to prevent even this miniscule impact by avoiding these unlikely extreme scenarios and by regularly employing a range of tools and measures (see list below).

Despite the findings of Prof. Samet's review, the Health Ministry persists in its objection to the mining in Sde Barir and has handed over the final decision on the matter to other authorities in Israel.

Israel's Clean Air Act establishes standards for measuring the environmental impact of plants and industries. The mining plans prepared for Sde Barir, the comprehensive environmental survey submitted and multiple preliminary tests held in the area have all concluded that mining in Sde Barir would fully comply with the standards and requirements of the Clean Air Act.

In October 2014, the National Planning and Construction Council held a discussion on Sde Barir. Most of the participants in that discussion supported the mining, including the Ministry of Environmental Protection, the Ministry of

Finance, the Ministry of Interior Affairs and the Prime Minister's Office. Only
the
Health Ministry objected to the mining.

ICL has undertaken to fulfill the following conditions in respect to mining atin Sde Barir:
      A one year pilot before taking the final decision on mining across the entire field;
      Assuming personal accountability down to the mine's manager level
      Cessation of mining during unusual meteorological conditions;
      Authorizing the Environmental Unit of the Eastern Negev in Arad to
suspend mining works during difficult meteorological conditions;
      Ongoing monitoring of the field before and during the mining in the field;
      Applying the most stringent standards to the mining works at Sde Barir, including use of innovative dust-control technologies during mining and more.

88 ICL Corporate Review 2014

Reclamation of Phosphate Mines during Mining

Phosphate rock is found at a depth of several dozen meters below the surface.
Above it is a layer of "overburden" rock of variable thickness, and above that, topsoil. In ICL Rotem's reclamation-oriented mining technique, the Company removes the specific topsoil from the mined block when beginning to mine it and temporarily stores it in the adjacent block. The overburden layer is then also removed from the specific mined block's surface and placed in another block in which mining has been completed. When the mining of the block is completed, it undergoes topographical shaping and is then covered with the original stored topsoil. The reclaimed block surface is shaped similarly to its original topography. The design's slow runoff, creates microclimate conditions for local flora and fauna, and allows rapid renewal of vegetation.

Guidelines for Reclamation during Mining

      Limit the mining area: Efforts are made to minimize the area of the mining pit, the piling area of the overburden (the layer that contains no phosphate rock) and the mine access roads. Areas of high ecological or land sensitivity are avoided as much as possible.

      Reducing the amount of disturbed area at any given time: Dividing the mining area into small mining blocks, planning the direction in which mining progresses and using as much overburden as possible to fill adjacent excavated blocks.

      Reconstruction that is similar to the original topography: These actions are prescribed in the mine design stage. Topography reconstruction of the block is performed both during and after the conclusion of mining. The reconstruction process of the specific block is determined in the pre-mining mine design.

      Reconstructing the original ground texture as much as possible by storing and retrieving block-specific topsoil.

Reclamation during Mining -- Projects Status

In 2014 mining and reclamation were performed in the Koshesh fields and Sife in
Zin and in the 4a field in Oron. In the 4a field there are large areas of reclaimed landscape in which plant revival can now be seen.

In Tzinim field, Yorkeam north and the 4a field in Oron, topsoil is being removed according to a plan which combines reclamation during mining.

The 'Hatzeva South', 'Gov Field' and 'Hatzeva B' mines were reclaimed during and after mining was completed.

ICL Corporate Review 2014 89

Chapter 3: Environmental Responsibility

2: Stage
         Product Development

As a leading global specialty minerals company, research and innovation are the cornerstones of ICL's business. While focusing its research and innovation on developing production processes, new applications, formulations and products for its three key end markets (agriculture, food and engineered materials), ICL takes care to ensure that sustainable criteria are considered and addressed.

Over the years, ICL has developed and marketed many innovative products and solutions and accumulated significant expertise in the broad range of areas in which it operates.

In 2014, ICL significantly expanded its core research activities, in cooperation with outside entities. These activities are being managed mainly by
ICL Haifa (IMI), the Company's central research and development institute, and
ICL Innovation, a technological incubator which aims to identify and develop groundbreaking technologies for ICL.

In the first quarter of 2014, the ICL RandD Management Forum was established.
This
Forum, headed by the CTO, has established multiple cross segment development teams which work together to promote the application of new products and technologies.

ICL RandD Expenses
In USD millions

ICL Corporate Review 2014 91

Chapter 3: Environmental Responsibility

ICL has at its disposal a world-class research institute and highly experienced group of technical experts. These assets, along with its significant accumulated expertise, are leveraged by ICL and used as a driver for sustainable growth and to add value for customers in its three attractive end markets.

ICL Haifa (IMI)

ICL Haifa (IMI) is ICL's central research and development institute. Its facilities include some of Israel's most advanced research laboratories, a sophisticated mini-pilot facility, large pilot facilities and analytical laboratories equipped with state of- the-art equipment.

ICL Haifa (IMI) provides a broad range of services, including research and development, production, testing and a very large selection of analyses for customers from the chemical, pharmaceutical, food and environmental quality service industries. ICL Haifa (IMI) ensures that from the start to completion of a project, safety and the environment receive full consideration.

ICL Haifa's (IMI) most important asset is its human resources comprised of professional chemists, engineers, microbiologists, and analytical and corrosion chemists, all supported by trained and experienced technicians and technical support and service staff. Its professional teams produce the high quality work expected from a leading RandD institute.

ICL Innovation

ICL Innovation is the Company's technology incubator which identifies and develops innovative technologies from external sources in fields related to ICL operations in order to bring

outside knowledge to ICL using the "Open Innovation" methodology, and to assimilate this knowledge into ICL's business units.

ICL Innovation's activities are focused on discovering and examining new trailblazing technologies from universities, research institutes, technology incubators, startups and venture capital funds in Israel and around the world.

The subjects on which ICL Innovation focuses are defined by the needs of ICL business units and relate to sustainability and technological developments that benefit the environment and human society with goals such as increasing crop yields, improving the quality, quantity and availability of food and improving living conditions.

During 2013-2014, the first two years of ICL Innovation's operation, approximately 600 responses from outside entities related to business unit needs were submitted to the incubator. The projects are subject to a strict assessment process conducted by staff members of the incubator, researchers and business development managers from TAMI (IMI) and ICL companies, who weigh technological, business and environmental considerations as

92 ICL Corporate Review 2014

well as a product's potential contribution to humanity and the world's population, before determining which projects to pursue. In 2014 eight projects were initiated and an additional four projects were added in 2015. The current projects, which are expected to be operational in 2015, relate to controlled-release fertilizers, increasing crop yields, energy storage and solar cell technology.

The incubator invests major efforts to locate relevant and innovative technologies in order to keep ICL at the forefront of worldwide technological innovation. As a result, the incubator operates a worldwide network of scouts whose job it is to identify research projects that are suitable for a defined list of needs of the Company's business units. In addition, ICL Innovation contacts international financial and market research companies to locate companies with business potential in the areas of ICL's strategic activities.
In addition, the incubator engages outside companies to scan technologies either from internal databases or through the Internet.

Selected projects benefit from ICL's professional oversight, financing, research capabilities and infrastructure from the initial concept stage through implementation.

ICL Innovation is wholly-financed by ICL without any government or other external support. Its budget for 2014 was NIS 10 million. ICL Innovation Ltd.
is registered as a legal entity wholly owned by IMI TAMI, ICL's central research institute.

Sustainability Index for Product Development

In accordance with ICL's commitment to sustainable development, as well as its effort to reduce environmental impact along the value chain, the Company includes environmental and health criteria in analyzing its products beginning from the initial product development stage. This makes it possible to manufacture products with the minimum negative impact on health and the environment. Environmental and health criteria are included from the developmental stage, together with commercial and operational considerations.
All products under development are comprehensively and rigorously tested to specify their physical properties, their efficiency, their toxicity to humans and the environment, and more.

To assimilate environmental and health criteria, ICL Industrial Products has developed a Sustainability Index for products under development. In accordance with the Index, each product is assessed and graded during the development process according to defined parameters. Based on the results, changes are incorporated into the development process.

The Sustainability Index considers the impact of the product throughout its life cycle. It assesses everything from the properties of the material and raw materials used, to the use of solvents in the synthesis process, to the waste produced in the process. The objective is to develop products made of materials with a high molecular weight so that the molecules are too large to penetrate biological membranes, and thereby reduce the potential for the substances to be absorbed into organisms and to accumulate in the food chain. Furthermore, "no go" properties have been defined.
The development of any product having any "no go" characteristic is halted and the product is not commercialized.

In the ICL Industrial Products segment, the Sustainability Index is a tool that is used daily during product development. Various parameters of the index are evaluated throughout the product development process. If the final score is below the required score, appropriate changes should be made to improve it in order to continue with the development of this product.

The Company aims to introduce the index in all of the ICL's segments. It should be noted that, product stewardship management is subject to regulation in all regions were ICL operates, and ICL companies closely track relevant regulatory developments.

ICL Corporate Review 2014 93

Chapter 3: Environmental Responsibility

                       To fulfill the growing demand for
ecologically-responsible industry, ICL has chosen to look at its activity through "spectacles of sustainability", in the words of Eyal Ginzberg, Senior
VP and Chief
Technology Officer:

"Our sustainability strategy is not just a slogan - it is a way of life in all three markets in which we operate. In agriculture, it's not enough for us to increase productivity, and we're encouraging optimum use with a minimum of fertilizers and maximum efficiency. In the food market, we're aware of the growing reservations about industrial food and therefore are working on additional developments in the chain from field to plate. In the flame retardants' market, we're developing products that do not harm the environment, public health, air quality, water sources and land." Take, for example, the agricultural market -- it's not enough to increase yields. We encourage an ecological perspective and therefore work on optimal doses of fertilizer. In other words, maximum efficacy with minimum fertilizer.
Therefore, we are developing liquid fertilizers that can be drip-fed directly to plant roots or sprayed on foliage using formulae that offer efficient penetration of leaves. We are also developing slow release fertilizers with the emphasis on biodegradable, environmentally friendly coatings that are also financially beneficial for users."

Development of Technologies and Products with Limited Environmental Impact

Coated Specialty Fertilizers

ICL has developed a series of Enhanced Efficiency
Fertilizers with a coating that better protects them from the vicissitudes of the environment while preventing leaching effects, as compared to conventional non-coated fertilizers.

Controlled-release fertilizers gradually fertilize plants over time, providing plants with the nutrients they need over time and thereby, increasing output.
When using controlled-release fertilizers, along with the training provided by
Company agronomists, the amount of fertilizers needed can be reduced by 20%-50%
(depending on the crop, soil and climate), while actually improving harvests and making land use more efficient. This, in turn, prevents the need to convert additional forests or wetlands for agriculture.
As such, the use of controlled-release fertilizers has a beneficial effect on the global carbon balance. In addition to the increase in utilization of fertilizers, the coating prevents unwanted leaching thereby protecting the soil and groundwater from pollution.

The Company is currently the industry leader in controlled release fertilizers for plant nurseries and greenhouses, lawns and gardens, and in tropical regions where agriculture is intensive (for crops including vegetables, fruits, bananas and oil palm) and where climatic conditions increase the dissolution rate of regular fertilizers.

RandD is continuing in order to further improve the technology, reduce prices, create better products, and incorporate additional materials into delayed release fertilizers. These efforts will make it possible to increase the number of farmers and growers who regularly use these fertilizers.

ICL - Specialty Fertilizers

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94 ICL Corporate Review 2014

Water Treatment Solutions

ICL makes active ingredients, formulations and customized water treatment solutions for use by industries and municipalities. These chemical-based water treatment solutions reduce the demand for fresh water supply in water-challenged regions, thereby reducing the need to engage in energy-intensive, costly desalination projects.

The various water treatment solutions developed over the years by ICL offer increased energy efficiency at the consumption stage by inhibiting scale, corrosion and biofilm formation on heating or cooling equipment (like boilers or heat exchangers). ICL estimates that its water treatment products may save up to 40 - 50 % of process energy requirements (only 1 mm Calcium Carbonate scale causes 15 % heat transfer rate loss). In addition, some of ICL's water treatment products help reduce water consumption for customers by increasing the number of cycles in boilers and cooling towers. Additionally, some ICL products are directly used at waste water treatment plants to clean water.

Flame Retardants

Flame retardants, ICL Industrial Products' largest product lines, are a key component in reducing the devastating impact of fires on people, property and the environment. ICL's flame retardants are integrated into textiles and plastics products in the electronic, and other, industries to reduce the risk of fire, thereby, allowing many types of consumer products to be used safely.

ICL-PP's flame retardants portfolio consists of additives, polymeric and reactive products based on bromine and phosphorus. Additional FRs are based on magnesia and other minerals.

ICL brominated flame retardants (BFR), the main players by value in the flame retardants family, are known for their efficiency, are suitabilityle for use in most polymeric systems and are applicabilityed in a variety of industries, e.g.
.. electronic and electrical equipment, building and construction, textile and the automotive and transportation industries.

From a product-life-cycle perspective, and compared to other FRs, plastics treated with BFRs have an improved recycling profile because they retain a high proportion of their initial properties.

ICL - Flame Retardants

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ICL Corporate Review 2014 95

Chapter 3: Environmental Responsibility

ICL RandD Activities

In 2014, ICL significantly expanded its core research activities, in cooperation with outside entities. These activities are being managed mainly by
ICL Haifa (IMI), the Company's central research and development institute, and
ICL Innovation, a technological incubator which aims to identify and develop groundbreaking technologies for ICL.

In the first quarter of 2014, the ICL RandD Management Forum was established.
This Forum, headed by the CTO, has established multiple cross segment development teams which work together to promote the application of new products and technologies.

ICL RandD activities in 2014, include:

Fertilizers

      Improvement of the quality of the products being sold;

      Research regarding environmental protection, including development of methods for reducing and treating effluents;

      Development of controlled release products with coating materials of compositions and thicknesses unlike those currently available in the market and with the addition of micro nutrients;

      Development of controlled release fertilizers with improved environmental profile;

      Development of applications preserving water and improving availability of the fertilizers around the root;

      Examination of processes for improvement of the production of polysulphate on the Company's site in the UK.

Industrial Products

      Continued development of brominated flame retardants, which are destined to become the next generation of environmentally friendly flame retardants, and potential future substitutes of existing products such as DECA and FR 1410;

      Continued development of TexFRon, a series of textile flame retardant products - effective and environmentally friendly solution for diverse textile products, replacing DECA and offering a transparent, and laundry-durable, solution that is not currently available on the market;

      Continued development of bromine based solutions for storing energy using diverse technologies;

      Ecological research to improve sewage treatment systems, and to reduce air emissions and solid waste;

      Continued development of new materials for water treatment and prevention of biofilm (algae) in irrigation systems and refrigerated water for industry;

      Improvement of the formulation of a soil disinfectant product;

      Improving product quality and lowering production costs by changing and improving processes, while using the principles of green chemistry. There is extensive use of a "sustainability index" model for new products, which includes various parameters relating to product properties.

Performance Product

      Flame retardants based on phosphate salts for the automotive industry and for paints and coatings;

      Development of innovative formulations for modifying texture and stability of processed food;

      Environmentally friendly corrosion inhibitors for industrial boilers potentially replacing toxic hydrazine.

96 ICL Corporate Review 2014

Additional information on remarkable RandD Projects being undertaken at ICL
RandD facilities:

Phosphates recycling from ash and sludge

ICL is a pioneer in recycling nutrients from waste (mainly phosphorus) for agricultural uses. In collaboration with Wetsus in Holland, and partially funded by the Netherlands government, ICL continues to participate in the development of technologies for recovery and recycle of phosphorus from ash, sludge and municipal waste streams.

In Europe, ICL is one of the key movers on issues related to recovery-recycling of phosphate and other nutrients. Driven by the fact that rock phosphate --
like all natural resources -- is limited and, where available, derives primarily from countries with a high potential for political instability, a strong move towards recovery of such nutrients was launched over the last few years.

Despite the fact that recovery-recycling of waste phosphate competes with self-production from mined rock phosphate, ICL Fertilizers understands the importance of the fact that the EU's dependence on imported phosphate is an existential danger, as well as a "waste" of natural resources -- since the recovery and recycle of waste phosphates can reduce EU imports by 30%. ICL's plants in densely populated areas of Western Europe are actively supporting this effort by developing technologies to replace part of the rock phosphate feedstock in its Amsterdam (Holland) and Ludwigshafen (Germany) plants by secondary (i.e. recovered) sources.

Examples of materials that have been successfully incorporated into fertilizers to date are:

Struvite (both ammonium magnesium phosphate and potassium magnesium phosphate)
resulting from municipal water treatment plants and industrial water treatment units. Ammonium (or potassium) and phosphate containing water or manure is mixed with a magnesium source and the struvite - being very sparingly water-soluble -precipitates and is collected. It is converted at ICL plants into high-quality granulated fertilizers with improved solubility and crop availability.

Ashes from sewage sludge, meat and bone meal or wood and crop wastes --
produced by mono- incineration - are high in phosphate and potash content, but not in suitable form for use in fertilizers. ICL's plants convert these ashes into reputable EU fertilizers, with appropriate measures being taken to exclude
(or reduce) contaminants like iron, aluminum and heavy metals.

ICL has expressed an ambition to replace - during 2015 - 15% of its phosphate rock in Amsterdam by secondary (recovered) phosphate. Technically this is possible; however it requires an investment which is currently under discussion.

For the future, ICL expects to convert these phosphates wastes to higher added value products such as elemental phosphorus (P4) and purified phosphoric acid for use in ICL's business segments - ICL Performance Products and ICL
Industrial Products. In addition, a potential niche market for applications in slow release fertilizers is of interest to the ICL Specialty Fertilizers division.

The "One ICL" approach and a hands-on attitude will create real potential for these sustainability projects.

As a spin-off from this recycling experience, a special project was launched at
ICL Israel. At the fertilizer plants in the south of the country, various waste streams containing magnesium, phosphate, ammonium and potash are available. The challenge will be to combine the most suitable streams under optimum conditions into struvites (either ammonium or potassium) and recover the nutrients for use as raw materials for fertilizer production (either in Israel or abroad), thereby reducing waste at the Israeli plants. A dedicated cross-section team of
ICL experts, headed by Kees Langeveld, is working on this project

Continued development for Paint and Coating

Coating technology will become a significant activity in ICL future developments.

In fertilizers, coating enables control of nutrient release and so allows for high nutrient use efficiency. This reduces fertilizer waste and pollution of aquifers and water bodies by excess nutrients.

ICL Advanced Additives also develops anti-corrosive pigments for use in paints or coatings of metals. Fire retardant coatings for cables and wall paint are also part of ICL IP's product basket.

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Chapter 3: Environmental Responsibility

Reduction of Total Suspended Solids (TSS) / organic load in Aqueous waste streams

A novel technology for the precipitation of suspended solids in industrial and municipal farming wastes streams is being developed. This project is being conducted in collaboration with an external party and is one of ICL's efforts to develop solutions for adjusting wastewater to the quality required for agricultural applications, with or without use of ICL soluble fertilizers.

A risk assessment methodology for flame retardants -- the FR framework

ICL Industrial Products

As an integral part of its commitment to sustainability, ICL-IP has developed an assessment tool, the
FR-Framework, for evaluating flame retardant (FR) products in their intended application during the use phase. The framework improves upon existing hazard-based approaches by incorporating an estimated exposure component based on the anticipated level of contact and measurable potential emissions of flame retardants from the matrix in which they are incorporated (e.g. plastic, foam, textile's formulation). The combination of hazard and exposure provides a more complete assessment of how hazards translate into potential risk to humans or the environment during the intended use of the final product (e.g. TV, computer, upholstered furniture, building and construction material, etc.). The purpose of the FR framework is to provide guidance to users of FRs in making more informed decisions regarding flame retardant selection.

The hazard assessment:
The hazard assessment is based on the properties of the FR and its relevant degradation products. The properties of the substances which are evaluated include environmental fate and toxicity and toxicological end points, based mainly on the Global Harmonized System (GHS) for classification and labelling.

The Exposure assessment: The exposure assessment has a two tiered approach. The level of contact during the intended use (e.g.
T.V, computer, etc.) is first defined.
The potential emissions of the FR from the product due to either migration to surface (blooming), leaching or volatilization, are then considered. The potential emissions are based on actual measurements made during accelerated aging of samples prepared with the matrix that the flame retardants would be incorporated into, using the appropriate formulation. This approach to exposure assessment was developed and is unique to the framework.

98 ICL Corporate Review 2014

The following are key advantages of the ICL-IP's FR Framework:

      The FR framework evaluates FRs in their specific applications;

      The FR framework expands upon commonly used hazard-based approaches by incorporating new scientific measurements, allowing users of FRs a comparative way to assess potential exposure and risk;

      ICL-IP is using the framework outcomes to guide customers and internal decision making processes for existing and developmental flame retardants.

Although the framework was developed for flame retardants, the methodology may be applied to a range of chemicals that are used in different final products by adapting the exposure component to the relevant application.

Life Cycle Assessments - Flame Retardants

ICL-IP performs Life Cycle Assessments (LCA) for some of its products in order to assess their environmental impact throughout their life cycles. These assessments provide a tool to compare between systems with the possibility of identifying the main stages that contribute to specific environmental impact.
In addition, the different stages in the production of the ICL-IP specific products can be analyzed with actions taken to improve the environmental performance of their production processes.

LCAs were conducted in 2012 by the ICL Industrial Products segment which performed a comparative LCA on two television's (TV) back covers which contained flame retardants

manufactured by ICL-IP. The result of this LCA indicated that, for most parameters, the TV back cover made of High Impact Polystyrene (HIPS) with the
FR-245 flame retardant system exhibits better environmental performance than the one made of Polycarbonate/acrylonitrile-butadiene-styrene (PC/ABS) with the
BDP flame retardant system, in terms of air, water, and global impact.

The details and results of the LCA mentioned above were shared with stakeholders in the Company's 2013 Corporate Responsibility report (pages
81-84).

Life Cycle Assessments - Magnesium Alloy

Another recent LCA was performed by the Company's Magnesium plant which examined the environmental consequences associated with several products for the automotive and aviation industries that can be

produced using either a magnesium alloy or an aluminum alloy (the major competitor for this type of application). The findings of this
LCA indicate that magnesium is preferred over the total life cycle due to the reduced fuel consumption in the use phase, as a result of the product's lower weight. Of the stages in a product's lifecycle, production of the raw material carries significant weight in determining the product's environmental impact.
Therefore, it is important that the process for producing magnesium has a small carbon footprint. A study comparing the various production technologies concluded that the one used at the Sodom plant reduces greenhouse gas emissions by half compared to the processes used by Chinese manufacturers (who are responsible for 80% of world production).

The details and results of the LCA mentioned above were shared with stakeholders in the Company's 2013 Corporate Responsibility report (page 84).

ICL Corporate Review 2014 99

Chapter 3: Environmental Responsibility

3: Stage Product and Operation

Product Safety

The product safety policy established by ICL reflects its commitment to manage its products throughout their life cycle in a responsible way. The Company applies a rigorous and consistent approach to risk evaluation of existing and new chemical products at all stages of their manufacture, transportation and storage, use and disposal.

ICL allocates resources to investigate and collect sufficient information and data on its products to fully characterize the product's safety to human health and the environment. This is accomplished by performing or obtaining toxicological studies, environmental fate and toxicity and more.

The information is then used to classify each chemical and product according to the Global Harmonization System (UN) for classification and labelling and its adaptation by numerous countries across the globe, or other relevant regulations.

All ICL's relevant chemicals have been reclassified in line with the European
CLP Regulation (Classification,
Labeling and Packaging of substances and mixtures), that took effect in
Europe in December 2010. ICL has classified all its chemicals produced or imported into the USA in accordance with the Global Harmonized System (GHS)
implementation by OSHA, effective June 1, 2015. ICL companies are also in full compliance with GHS implementation by other individual

countries around the globe, mainly in Japan, China, Korea and more.

An important part of product safety is projected in documentation which provide the information on the chemicals to workers, customers and the general public.
ICL has a sophisticated system for preparation and distribution of Safety Data
Sheets and labels, as well as preparation of a variety of other hazard communication documents in many formats and languages. All these documents are aimed at providing guidance on the safe use of ICL chemicals and products in the value chain.

As a leading global chemical company, ICL is particularly careful to ensure that the chemical

100 ICL Corporate Review 2014

substances it produces and sells are handled through their life cycle in accordance with all relevant rules and regulations. ICL is therefore implementing procedures to accommodate compliance with global regulations which are relevant to its business lines: Regulations for food, pharmaceuticals, pesticides and biocides, fertilizers, chemicals in general as well as regulations protecting the environment (air, water, soil), regulations for storage and transportation and many more.

One of the important chemical regulations is the European Regulation for
Registration, Evaluation, Authorization and Restriction of Chemicals (REACH).
All of ICL segments are implementing REACH and are registering their chemicals as required by regulation, i.e. submitting dossiers containing detailed information of chemical substances manufactured or imported into Europe, in quantities of more than one ton per year.

All of ICL segments submitted applications for registrations for all the chemicals relevant for their businesses in Europe (production and sale) within the timetables set in the regulation (2010 and 2013). The Company has volunteered to lead and prepare about a third of these files for the entire industry (acting as a "Lead Registrant"). ICL is now preparing for the third deadline of the regulation, which is in 2018.

Under REACH Regulation, the European Chemical Agency (ECHA) publishes, and regularly adds to, a list of substances defined as "substances of very high concern". As of the date

of this Report, this list includes several products in ICL Industrial Products segment's portfolio.

Apart from higher production and raw material costs following implementation of
REACH, under the regulation, ICL's subsidiaries incur costs in the field of control and implementation of product stewardship programs with customers.

ICL is also in compliance with other global chemical regulations, which are currently being established or amended in countries such as Japan, China,
Korea, USA, Canada, Australia, Turkey, Taiwan and others.

In addition to the registration of chemicals, ICL companies employ a system for comprehensive management of hazardous materials based on a dedicated Enterprise
Resource Planning (ERP) system that deals with emergencies, as well as safety and access control management systems.

The ERP system is used to:

      Control hazardous material inventories at Company sites according to quantities allowed by their poisons permit;

      Prevent deviation from permissible quantities when ordering, receiving or transferring hazardous materials within the Company by blocking such actions;

      Produce applications for renewing poisons permits and revisions of permits in existing databases;

      Facilitate immediate access to material safety data sheets (MSDS) for hazardous materials in the system.

Some of the companies also use a computerized system to control shipments of hazardous materials, performing all the checks required to ensure that materials are shipped only when all approvals have been received and validated.
For example, ICL Industrial Products operates computerized systems to approve shipments. All materials, quality, packaging and country of destination are approved by a qualified professional, thus ensuring that each shipment meets the legal requirements of the destination country. Moreover, the label (or labels) is adapted for each shipment, and packaging and shipping documents are prepared according to the label. The system can also be customized for a specific customer, if required. The process is implemented globally at each site. At ICL Rotem, if non-compliance with permits and licenses of the transport company or customer is discovered, a shipment will be stopped at the exit.

ICL performs constant monitoring of recovery time objective (RTO) and focuses on reducing its score over all of its sites by identifying where the major risks are and taking action to increase its defenses to minimize the risk of incident/event. The Company also works through compliance auditing programs to ensure plants are ready for regulatory inspections.

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Chapter 3: Environmental Responsibility

ICL-PP America

In 2014, the performance of ICL-PP sites in America continued to improve and show an impressive decline in their RTO (Right to operate) index. This index measures events such as permit and regulatory deviations, community complaints, reportable spills and significant transportation incidents.

ICL Fertilizers and Chemicals, Haifa

In 2014, the ICL Fertilizers and Chemicals plant in Haifa, reinforced the
Ammonia storage tank and its surrounding spill containment pallet against earthquakes. Two layers of polypropylene balls in the bottom of the spill containment pallet were added to prevent evaporation of Ammonia. These actions reduce the potential of damage to the Ammonia storage tank during earthquakes, thus reducing the possibility of leakage and environmental damage.

Methyl Bromide and the Montreal Protocol

Methyl bromide (CH3Br) is a compound of carbon, hydrogen and bromine used in the past as an agricultural pesticide, effective against insects, nematodes, fungi and parasitic plants. It is still used to date in applications for fumigating, buildings and stored agricultural produce (Quarantine and
Pre-shipment uses). Methyl bromide has been included in the list of controlled substances under the Montreal Protocol (Montreal 1987, Copenhagen 1992), and
its use in fumigation of soil, crops and goods is being phased out internationally until it is completely terminated in 2015, other than for critical uses where there is no available alternative (to date mainly in the
USA). ICL's Industrial Products segment has two methyl bromide production plants. The amount of methyl bromide produced at Bromine Compounds is reported to, and controlled by the Ministry of Environmental Protection. ICL is
investing great efforts in developing alternatives for methyl bromide and assessing other existing solutions. Its development activities are aimed at increasing the effectiveness of the substances, while minimizing damage to the environment and complying with the registration requirements of target countries. Over the past decade, ICL has reduced its production of methyl bromide by 70%.

102 ICL Corporate Review 2014

ICL Corporate Review 2014 103

Chapter 3: Environmental Responsibility

Clean Industry Certification

In 2014, ICL's Monterrey site in Mexico received a Clean Industry Certification from the Mexican Environmental Agency, PROFEPA

The Clean Industry certification is the result of a joint audit by PROFEPA and a group of independent auditors accredited by the Mexican Entity of Compliance and approved by PROFEPA. The certification recognizes the work performed by the
Company in compliance with the environmental laws of Mexico (state, local and federal) and lays the groundwork for an improvement in its environmental performance.

Internal Green Plant Certification

As part of instilling a green approach and sustainable policy, ICL decided to gradually certify all the Company's sites and plants using an internal process.
Although the Standards
Institute of Israel does not grant green certification for production plants,
ICL has voluntarily elected to apply the green standard to its all of its production plants using an "ICL Green Plant Standard." The ICL Green Plant
Standard is based on strict parameters, such as activities to conserve non-renewable resources (such as water, fuels and paper), waste recycling and management, establishing green areas, encouraging employees to find green solutions and green building. The process for implementing this green standard requires a material change in the perception, values and behavior of Company employees and of the Company as a whole.

As of the report date, all ICL plants in Israel have been certified according to this standard along with plants in
Terneuzen, China, plants manufacturing phosphate-based products in the US and
Germany, and the Clearon factory.

Green Building

ICL maintains an advanced green construction policy based on a Company decision that any new building or significant renovation project must comply with green building principles.

The Company has established a binding procedure for evaluating green building standards for each new building and renovation based on the Israeli Green
Building Standard, IS 5281, and is in complete compliance with the following principles of green construction:

Energy conservation: shape and location of building, energy-efficient air-conditioning systems, energy-saving light fixtures, building controls, use of natural lighting, thermal insulation and double-glazed windows.

Water conservation: water-saving landscaping, dual-flush toilets, collection and use of rainwater for irrigation.

Waste: separation of waste and recycling areas.

Air quality: ventilation systems and emission identification equipment;
Radiation treatment.

In August 2014, ICL U.K. plant completed work on a new gatehouse which has air source heating, LED lighting and solar panels. The construction allows the plant to consume at least 10% of its energy from renewable sources, as required by the local authorities in England.

104 ICL Corporate Review 2014

Improvement Teams

ICL has established Improvement Teams designed to increase efficiency and find solutions by utilizing the knowledge and experience of employees working in the field. The Improvement Teams' goal is to resolve problems, faults, deficiencies and bottlenecks in the work environment. Outputs are expressed in financial savings, improved environmental performance and an improved corporate culture.

The Improvement Teams' work includes:

      Identifying issues that require improvement;
      Selecting and defining a topic on which to work;
      Analyzing and investigating the subject;

      Creating solutions and improvements;
      Obtaining the approval of relevant parties;
      Implementing and integrating improvements;
      Monitoring and control of these processes.

 The Improvement Teams select issues to focus on based on their importance and significance, the time and resources required to address the issue, and the measurability of the improvement, monitoring potential and control of the issue over time.

The Improvement Teams that have completed their work, and proven that their work can indeed be implemented in the field, are considered for rewards by the
Incentives Committee subject

to the following guidelines: Incentives Committee procedures for compensation, their place in an annual competition to select outstanding teams, and their participation in national competitions.

Proposals related to safety and ecology are approved by the Committee on Safety and Ecology and receive incentives at the discretion of the committee.

The work of the Improvement Teams promotes employees' creativity, cross-fertilization, in depth analysis, methodical investigation of various subjects that contribute to employees' feeling of satisfaction, their commitment to the workplace, and the success of the various projects.

Environmentally Preferable Purchasing

As part of ICL's sustainability policy, ICL companies have adopted a green purchasing policy. The Green Purchasing Committee of the Purchasing Center of
Excellence (operated mainly in Israel but to be expanded globally) evaluates new green products to replace products that have a greater impact on the environment. The Executive Steering Committee discusses the recommendations of the Green Purchasing Committee and approves the introduction of green products in the companies.

The Company is currently in the process of establishing a global procurement organization (GPO) and the Green Purchasing Approach and procedures will be developed on a global level within the next few months.

The green purchasing policy is used for a variety of products, including office equipment and materials, lighting, vehicles, packaging materials, and production equipment and facilities.

Criteria for green products:
      Preference for products with green standard certification;
      Preference for products with high energy efficiency;
      Approval of products according to recognized standard certification
(Israeli standard or certification from a recognized international organization);
      Preference for products/materials that can be reused or disposed ecologically;
      Priority to producers who have an environmental management system;
      Preference for products manufactured by companies to act according to ethical standards.

ICL Corporate Review 2014 105

Chapter 3: Environmental Responsibility

106 ICL Corporate Review 2014

Stage 4:

Logistics and Distribution

One of ICL's assets is its extensive global logistics and distribution network with operations in over 30 countries. The Company aims to reduce its environmental impact throughout the supply chain, including during both stages of logistics and transportation: material processing and product distribution.
Towards that end,
ICL invests significant resources in developing efficient logistics with advanced capabilities for monitoring and control in order to reduce negative impacts on the environment and reduce costs.

ICL Logistics and Distribution in a nutshell

Israel

Most of the output of ICL's Dead Sea facilities to Ashdod is transported by a conveyor belt that extends for 18.1 kilometers to the railhead located at Tzefa in Mishor Rotem. The Company transports the output from Mishor Rotem to the port of Ashdod, mainly by train. ICL built, owns and operates the conveyor belt. It also transports some of the output from ICL Dead Sea facilities by truck, mainly to the port of Eilat.

Most of ICL's products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road or rail to either the port of Ashdod or
Eilat. From Eilat, the products are transported by ship to markets in the Far
East, and from Ashdod, they are transported by ship to Europe and America.

ICL subsidiary, Tovala, is responsible for transporting potash and phosphate rock from the Oron and Zin processing facilities in road going rigid trucks and trailers.

Spain

ICL Iberia transports the minerals from the Company's mines to production plants, and transports potash and salt from factories and mines to the port.
Ore is taken by trucks from the mines to the Suria and Sallent plants. Up to 40 trucks per day are dispatched from the mine to the port.

ICL Iberia owns and maintains 1.5 kilometers and 3 kilometers of standard gauge railway at Cabanasas and Vilafruns, respectively, that link to the national rail network. Each train is comprised of an 850 ton payload, or approximately
20 freight cars with two trains per working day.

The Suria and Sallent complexes have one rail system each for the rail to port transport systems.

United Kingdom

  The Boulby mine comprises a network of underground roads extending 15.5 kilometers from the mine entrance in the direction of the North Sea and over 11 kilometers from the mine entrance  in the inland area.

Transport by road from the site is limited to 150,000 tons per annum and 66 truckloads per day in accordance with the North Yorkshire National Parks agreements.

The mine has three separate integrated conveyor systems, one for each product.
The rail products are transported on an ICL U.K. owned rail line which extends approximately eight kilometers from the minehead to a junction with the national rail network, where the products then continue to the Company's storage and loading facilities before being exported by sea from the Teesdock seaport to European Union and other overseas customers.

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Chapter 3: Environmental Responsibility

Shipment by train has significant advantages over trucking in terms of greenhouse gas emissions and energy consumption.

In addition, given the scope of transport by a company the size of ICL, the transition to rail transport also eases road congestion and erosion, and even reduces the likelihood of traffic accidents.

2.93 Shipment by train in millions of tonnes

3.247 Total Million tonnes to the port of Ashdod

0.317 Shipment by truck in millions of tonnes

108 ICL Corporate Review 2014

Trains over Trucks

ICL prefers to use trains, rather than trucks, to transport its goods.
Trains have significant advantages over trucking in terms of price, greenhouse gas emissions and energy consumption. Also, given the scope of transportation a company the size of ICL uses, the transition to rail transport also eases road congestion and erosion, while reducing the likelihood of traffic accidents. ICL currently transports only a small portion of its products using trucks.

ICL Industrial Products' policy is to transport goods to ports by rail only, while truck transport is carried out only in exceptional cases and with prior approval, usually in the event of malfunctions, infrastructure projects, etc.
Such exceptional circumstances occurred in 2014, over the course of the military operation "Tzuk Eitan" that occurred in Israel, during which the
Company was forced to use trucks for safe transport.

The ICL Fertilizers segment has decreased the quantity of material it ships from factories to the port of Ashdod, by truck, by approximately 120 thousand tons, a savings of about 2,000 trucks a year.

In 2013, 3.37 million tonnes were transported to the port of Ashdod, of which
2.53 million tonnes was delivered by train (69.35%) and 1.02 million tonnes by truck (30.5%) . In 2014, 3.247 million tonnes were transported to the port of
Ashdod, 2.93 million tonnes by train (90.2%) and 0.317 million tonnes by truck
(9.8%) .

In 2014 there was an increase in the amount of material transported, but also an improvement in the

ratio between truck vs. train transport to the port of Ashdod. If the train/
truck ratio had remained the same as 2012 (36.9% transported by truck), there would have been an increase of 210,000 tonnes more in the amount transported by truck, requiring an additional 5,250 trucks on the road.

In 2015, ICL aims to continue increasing rail transport where possible, depending on the functioning of the railroad, allocation of train time, strikes and infrastructure work that halts train traffic.

     The ICL Fertilizers segment decreased the quantity of material it ships by truck from its factories to the Port of Ashdod by approximately 120 thousand tonnes, a savings of about 2,000 truckloads a year.

2014
9.8%  90.2%

2013
30.5% 69.5%

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Efforts to reduce environmental impact - 3 Examples

      ICL Fertilizers, through Mifalei Tovala, is constantly exploring methods to achieve diesel fuel savings and is a pioneer in the field with various actions taken on the matter, among them: implementing traveling methods to reduce wind resistance and improve aerodynamics, replacing engines with new frugal engines (Euro 6), replacing manual gearboxes for robotic gearboxes to ensure optimal transition of gears and ongoing monitoring and training for
Company drivers using the 'Trafilog' system being installed in trucks. The
Company estimates that implementing the various initiatives will lead to significant savings of at least 8% per kilometer of travel.

110 ICL Corporate Review 2014

      ICL Fertilizers is also pursuing an initiative to improve the air-
conditioning system in the buses which transport its employees in the Dead Sea.
This project requires cooperation with the transportation provider and is intended to significantly reduce emissions and fuel usage of the buses.

      In Spain, ICL Iberia's construction of a ramp at Cabanasses mine (as described above), allowed important improvements in the environmental footprint by eliminating the movement of 550 trucks per day across Suria, which in turn, enables the reduction of CO2 emissions to the atmosphere (200 t/y - estimated reduction of 2,56 t NOx/y , 1,54 t NO2/y , 0,05 t PM10/y).

Maritime Transport

In recent years, ICL Fertilizers has increased the size of its shipments, allowing it to transport quantities similar to those shipped a decade ago but eliminating 90 shipments a year. This, in turn, reduced fuel consumption by about 40 thousand tons of fuel oil a year and resulted in reduced emissions totaling 125,000 tons CO2e.

In addition, pursuant to ICL's leasing policy, ships are chartered only if they meet the high level vessel safety classification of the
IACS -- the International Association of Classification Societies. This
classification promotes maritime safety and security in maritime transport and prevention of pollution that may result from sea shipping. As a result of its commitment to lease ships that meet the most stringent standards, ICL ensures that

The main shipping lanes of ICL Fertilizers

Exports from Israel Exports from Spain Exports from England

the ships that it uses for transport are maintained, monitored and properly documented and that staff are competent and experienced in accordance with the highest international shipping standards.

   Savings of approximately 40

   thousand tonnes of fuel oil a year

    reducing emissions by approximately 125,000 tonnes of CO2e

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5: Stage  Product Use Stage

ICL practices best management for reduction of environmental emissions in the usage stage. For example, VECAP, which has been adopted by the ICL Industrial
Products segment, establishes, among others, best practices for the handling of used packaging that contains residues of products.

In addition, ICL applies its product stewardship policy to the customer's use of the product, by providing guidelines and training for customers about the efficient and sustainable use of its products.

The fertilizer industry helps to overcome agriculture challenges, facilitating increasing crop yields on existing agricultural land, thereby preventing the conversion of natural habitats to agricultural land. This can also be accomplished by promoting the correct use of fertilizers through teaching and disseminating information about effective and sustainable fertilization methods.

For this purpose, ICL Fertilizers has instituted a worldwide customer instruction and training program to promote safe and intelligent use of fertilizers.

ICL agronomists have been engaging for years in training farmers how to use fertilizers wisely and effectively. The agronomists provide guidance on the balanced use of fertilizers i.e. the application of plant nutrients in the optimum ratio and adequate amounts for sustaining high yields while maintaining soil productivity and fertility.

Dead Sea Works, in collaboration with the International Potash Institute (IPI), develops and encourages the use of balanced fertilization to achieve higher yields and better quality, while maintaining soil fertility for future generations and preventing the conversion of natural land to agricultural land.

Potassium (K), nitrogen (N) and phosphorus (P) are the three essential nutrients consumed in large quantities by plants. Potassium fertilizer increases the yield and quality of agricultural produce, improves plant resistance to diseases and pests, increases the plant's tolerance to drought and cold, and contributes to the development of a strong and healthy root system. The uniqueness of potassium is that it increases the efficiency of use of nitrogen and other nutrients. Therefore, the use of potassium results in better utilization of nitrogen fertilizer and prevents it from reaching groundwater or evaporating.

For over a decade, ICL has invested half a million dollars every year to carry out information campaigns by the Company's agronomists in developing countries such as Bangladesh, Sri Lanka, China, the Philippines, Brazil, Mozambique and
elsewhere. The goal of the program is to reach isolated and remote villages, and to spread the word about the importance of potassium as fertilizer for agriculture. ICL personnel work with agronomists, researchers and government agencies around the world to provide training services through the IPI.

In 2014, ICL launched two new programs, one in India - Potash for Life and the other in Ethiopia - Potash for Growth.

112 ICL Corporate Review 2014

India - Potash for Life and Ethiopia - Potash for Growth.

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For decades, ICL has researched, trained for and encouraged balanced fertilization in order to achieve larger and better-quality yields, while maintaining soil fertility for future generations and converting land previously considered less fertile into agricultural land.



Identify issues unique to the locale
Find a local partner – university or research institute
Local training
Training days for farmers
Publish professional papers
Hold local seminars
Hold international seminars
Concept Change
Farmers
Seeing is believing
Demo plots, Field experiments, field days
Research
Value illustration
Symposiums, workshops, publications
Policy Makers
Re-validate results for local conditions
Symposiums, workshops, publications
Dealers
Update, demonstrate, convince
Leaflets, brochures, demo plots

Projects led by ICL agronomists operate according to the stages depicted in the diagram

Commenting on the Potash for Growth program, Stefan Borgas, President & CEO of ICL, said:

"We are honored to play a role in Ethiopia's rapidly growing agricultural sector by contributing our broad expertise in helping farmers to optimize their agricultural output, as well as our financial support, to enable Ethiopian government agencies to boost the country's agricultural productivity. We believe that the Potash for Growth program will yield substantial benefits for the Ethiopian farming community, and, in the long-run, for food security in Ethiopia. By partnering with Ethiopia's Ministry of Agriculture, Regional Bureaus of Agriculture and the ATA, we hope to demonstrate the vital role of balanced fertilization in creating sustainable food production in Ethiopia".



Commenting on the Potash for Life program, Bhola Ram Singhrol, a groundnut farmer in Chhirah Village (Bilaspur district, Chhatisgarh), said,
"Potash boosted my farm's productivity and my income improved significantly".



इन्डियन पोटाश लिमिटेड
Potash for Life
IPL
इन्डियन पोटाश

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Chapter 3: Environmental Responsibility

6: Stage End of product life

Integrated Industry Approach
In order to minimize its environmental impact at the end of the product life, ICL has embraced the Integrated Industry approach. According to this approach, the industrial production process should shift from a linear process, in which resources and capital pass through the production chain and eventually become waste, to a closed process where waste can serve as input for other production processes.
ICL's highly-integrated value chains use sophisticated processes, and utilize by-products and waste products to enable the cost-efficient conversion of raw materials into higher value-added products. Below are some examples of how ICL uses the byproducts and waste
produced in one process as raw materials for another:
1.      The Company's bromine production begins with using bromine produced from the brine created as a byproduct of potash
    production. This brine has a higher bromine concentration than the water in the Dead Sea.
2.      The Company produces magnesia from solutions rich in
    magnesium chloride that are produced as a byproduct of the potash production process at Sodom.
3.      A byproduct created by the magnesium production process is collected and sent to the ICL Rotem Negev plant, where it is used as raw material.
4.      ICL Fertilizers uses sylvanite, a byproduct of magnesium alloy production, to produce potash.
5.      ICL Industrial Products uses the chlorine emitted in the production of magnesium alloys to produce bromine.
6.      ICL Rotem is using a byproduct from sulfur filter cake as a basis for concrete (for detailed information about this solution, see
    ICL's 2013 Corporate Responsibility report, "Environmental
    Responsibility - Treatment of Waste and Byproducts - Recycling
    Byproduct From the Sulfur Filtration Process as Road
    Infrastructure".

116 ICL Corporate Review 2014

Integrated Processes at ICL []

Integrated Value Chains Provide Significant Synergies and Logistics Advantages

Fertilizers Industrial Products Performance Products DSM Product Sold

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Chapter 3: Environmental Responsibility

Environmental Performances & Measures for Improvement

Energy Consumption

Performance

Total energy consumption at ICL (direct and indirect)
Million GJ


Indirect Energy
Direct Energy
26.8
23.3
26.8
26.6
27.1
27.8
28.0
5.2
4.4
5.9
6.4
6.7
6.3
6.0
21.6
18.8
21.0
20.2
20.4
21.5
22.0
2008
2009
2010
2011
2012
2013
2014



Direct energy: energy produced through conbustion of fuels at the company's owned facilities.

Indirect energy: purchased from external suppliers (ususally electricity and steam).

Direct energy consumtion at ICL (direct and indirect)
Million GJ


Other
Naphta
Diesel
Oil Shales
Fuel Oil (mazut)
Natural Gas
21.6
18.8
21.0
20.2
20.4
21.5
22.0
2008
2009
2010
2011
2012
2013
2014

In 2014 and for the first time ever, the great majority of ICL's Israeli facilities used natural gas for all year-long combustion operations. The now near-completed transition to natural gas brings both cost reductions and environmental benefits to ICL. Also, the self-electricity production capacity of the Sdom power plant continued to increase in 2014. This has resulted in a slight increase in the overall ICL direct energy consumption, but also created a parallel decrease in externally purchased indirect energy consumption. The electricity from ICL's own electricity generating facilities is preferable from its perspective, both in terms of cost and environmental consequences.

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Chapter 3: Environmental Responsibility

Energy per Potash production
GJ consumed / Metric ton produced


2.03
2.36
2.48
2.26
2.13
2.20
2.31
2008
2009
2010
2011
2012
2013
2014

Energy per Phosphate production
GJ consumed / Metric ton produced


3.87
3.90
3.81
3.89
3.93
3.70
3.33
2008
2009
2010
2011
2012
2013
2014

Measures for Energy efficiency

As part of its comprehensive approach to reducing environmental impact, ICL invests significant effort to increase the efficiency of its energy consumption and to reduce the amount of energy consumed at its facilities and sites. In early 2013, the Company launched a new global energy efficiency program, as part of a corporate-wide ACE (Ambition Creates Excellence) efficiency plan. The program is intended to become one of the Company's principle engines of efficiency over the next few years.

In 2014, the ICL-PP Ladenburg (Germany) site implemented ideas for energy savings taken from the "think-tank" of the ACE project and the Company's internal improvement contest. The main objectives of this initiative, executed within the framework of the annual "Energetic Evaluation", were to reinforce awareness of environmental issues and energy efficiency and involve employees in these matters, to get an overview of the individual energy consumers, to optimize energy efficiency in the Company's production processes and its buildings and eventually, to achieve cost savings and become even more competitive in markets in which the Company operates.

The main areas where efficiency projects have been implemented to date include optimizing the control and use of equipment used in production processes, re-using the residual heat in production plant stacks, greater efficiency in the production of compressed air and steam, and deployment of advanced systems for automatic shutdown of power, light and air-conditioning systems. In addition, ICL works to instill behavioral changes that reduce energy use.

The current ICL energy efficiency plan has reduced expenses by approximately USD 20.5 million overall in 2013-4. Cumulative energy savings since the Energy Center of Excellence began operating some ten years ago is currently estimated at approximately USD 70 million (not including the savings from the transition to natural gas, see below).



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Following is an overview of some of the new and ongoing projects and initiatives for energy efficiency, occurring at ICL companies around the world:

Site name & Location	Type of Initiative	Short description
ICL Dead Sea	Independent power production facilities	ICL Fertilizers operates its own power plant at Sodom, presently limited to about 60 MW. In 2012, construction of a new power station in Sodom fueled by natural gas was approved with a license to produce approximately 290 MW which will meet the electricity requirements of the production facilities at Sodom. Operation of the new plant is planned for the second half of 2015.
ICL Rotem	Independent power production facilities	The Sulfuric acid plants and PMA plant (which uses oil shale as a source of energy), have a total a production capacity of 40MW of electricity and 340 tons of steam per hour. These cogeneration power plants have a very high efficiency level, exceeding 85%. The power plants at the sulfuric acid facilities at Mishor Rotem also receive residual heat emitted from the sulfur combustion and conversion process.
ICL U.K. (Cleveland Potash)	Independent power production facilities	The cogeneration station operated by ICL U.K. currently has an electricity production capacity of approximately 5 MW and produces 12 tons of steam per hour. This installation has been in operation for many years and the re-engineering of the entire plant is currently underway.
ICL Germany Ladenburg	Independent power production facilities	In 2014, ICL-PP Ladenburg began operation of a new CHP (combined heat and power) plant with a production output of 2 MW of electricity, 1 MW of steam and 1 MW of hot water
ICL Israel facilities	Conversion to use of natural gas	In recent years, the Company has begun to use natural gas instead of heavy fuels (fuel oil, diesel and naphtha) to power its production plants in Israel. The process was near completion in 2014, with approximately 95% of ICL's facilities using natural gas. The economic savings created by the transition is approximately USD 200 million annually, allowing the company to take full advantage of the potential savings and increased energy efficiency of the natural gas.
ICL Germany Ladenburg	Energy saving system implementation	In 2014, the Company certified Energy management according ISO 50001 (Energy Efficiency Regulation) and it compiles all necessary descriptions in its integrated QHSE Management System.
ICL U.K. Nutberry	Renewable energy	The Company is currently exploring options for establishing wind farms on Company's land located on the edges of the Nutberry peat moors. Project planning and execution is estimated to require 3-5 years.
ICL Germany Knapsack	Energy saving system implementation	Installation of frequency transformers and direct heating systems, in place of indirect heating systems, and condensate use for reducing steam consumption. Reduction of electricity consumption by constant theoretical production between 2003 and 2013: from 2.4 to 2.1 GW
ICL Iberia, Spain	Energy efficiency improvements	Reducing radiation losses on Fluid Bed Dryers by covering the primary air intake and installation of a lighting control system and speed control in pumps.
ICL The Netherlands Heerlen	Energy saving system implementation	Implementation of an adiabatic cooling system that re-uses the heat of the incineration process. Expected decrease in CO2 output of 833 ton per year. Project was approved, implementation expected in Spring 2015.
ICL U.S. Lawrence	Plant-wide energy modeling for steam, gas, and power	Lighting upgrades: LED technology deployed with timers and motion detection; Steam system controls installed including timers and automation (saving $16k annually); VFD upgrades; SHMP heat recovery; HVAC upgrade to reduce city water use
ICL U.S. Indiana	Energy saving system implementation	Conversion of lights in the facility to low wattage CFLs and installation of movement sensors for easy on/off when not in use.
ICL Mexico Nuevo Leon	Energy saving system implementation	Equipment (pipe) insulation and redesign of compressed air lines. Conversion of fluorescent lamps to LED lamps.
ICL Iberia (Fuentes)	Energy saving system implementation	Replacement of diesel lift trucks and forklifts for electrical ones, involving greater efficiency in energy consumption and a reduced carbon footprint.
ICL U.K. Nutberry	Indirect energy reduction (Scope 3) initiative	Maximizing Load Size - Estimate 100 reduced lorry movements per year @ average mileage 320 per vehicle
ICL The Netherlands Heerlen	Indirect energy reduction (Scope 3) initiative	Commuting - Bicycle-plan: the Company offers employees the opportunity to buy a bicycle in a cost effective way.

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Chapter 3: Environmental Responsibility

Greenhouse Gas Emissions and Climate Change

Performance

Total ICL GHG emissions by categories
Tonnes of CO2e

Grand Total: 2,701,244

Scope 1 - Direct Emissions
Scope 2 - Indirect emissions from energy consumption Scope 3 - Other indirect emissions

ICL's GHG emissions were reduced by 8% between 2013 and 2014. The main reasons for the decrease were:

      Transition to purchasing most of ICL's external electricity in Israel from the privately-owned OPC Rotem power plant which is natural gas-based
(replacing IEC national Israeli grid electricity which is partially coal-based);

      For the first time in 2014: conducting full-year natural gas-based operations at the great majority of ICL's facilities in Israel;

      Increased independent power generating capacity at ICL's facilities
(instead of external electricity which is more carbon intensive).

Measures for Reduction of Greenhouse Gases

ICL strives to be a leader in the Israeli and global chemical industry in the effort to reduce emissions in general, and greenhouse gas (GHG) emissions, in particular. In accordance with this policy, the Company set a quantitative goal for reduction in GHG and is taking a variety of measures to meet it, including reducing GHG emissions in production processes (including the transition to natural gas, replacement of protection gas in magnesium production, reducing
N2O emissions in nitric acid production, and energy efficiency initiatives) and development of new products that contribute to GHG emissions reductions.

ICL's Goal for Reduction in Greenhouse Gas Emissions

In 2013, ICL's management decided on a new, updated reduction target: achieving a 30% reduction of 2008 emissions levels by 2017. This goal was designated to be achieved through the reduction efforts described in this chapter. However by the end of 2014 - ICL already met and even surpassed this target, as the 2014
GHG emissions were reduced by 35% compared with the 2008 base year. Therefore, a potential update of the reduction target is currently being considered. In addition, the target may be updated in the event of a substantial decrease/increase of production at the main ICL companies.

139,456   843,280  1,718,507

124 ICL Corporate Review 2014

ICL performs a comprehensive annual calculation of GHG emissions in the great majority of the numerous production facilities that it operates, and has analyzed the carbon footprint of over 60 of its products.

Carbon Footprint of ICL Industrial Products

The carbon footprint of ICL-IP products include calculations for 45 manufacturing processes.

These include: 21 flame retardants;
7 industrial solutions; 6 magnesia; 5 microbial solutions (former biocides) and the remaining intermediate materials used for production processes, including bromine.

SKM, a certified, professional company, oversaw the entire calculation process, which was completed according to the PAS 2050 standard.

The Company ensures operations are in compliance with regulations, e.g.
European restrictions and quotas for permitted volumes of GHG emissions. The
Company's factories in Israel report quantities of pollutants released into the environment according to the provisions of a new Israeli law regarding the duty to report polluting releases into the atmosphere (Pollutant Release and
Transfer Register--PRTR).

Some of ICL's projects to reduce greenhouse gas emissions are approved by the
Clean Development Mechanism (CDM), through which ICL has generated revenues of approximately USD 14 million over the years. During 2014, ICL did not begin any new CDM projects but it continues to implement the projects already operating in this framework, including the reduction of greenhouse gas emissions at ICL Dead Sea Magnesium and ICL Haifa.

The Company reports its GHG emissions annually to the voluntary mechanism of the Israeli Ministry of Environmental Protection, and submits to the Carbon
Disclosure Project (CDP), a comprehensive report on GHG emissions and corporate strategy on climate change.

Voluntary Reporting Mechanism for Greenhouse Gases

This is the fifth year in which ICL is reporting to the voluntary mechanism for greenhouse gases inventory reporting. The Company was one of the first to volunteer to participate in this reporting mechanism administered by the
Israeli Ministry of Environmental Protection, and is contributing to the development of the mechanism through continual contact with the authorities and participation in relevant forums.

ICL joins the Cool Farm Alliance

In late 2014, ICL became a member company of the Cool Farm Alliance
(CFA). The CFA is a non-profit collaboration between leading global companies from the food and fertilizer industries, and leading universities. The CFA's mission is to enable millions of growers globally to make more informed on-farm decisions that reduce their environmental impact. Focusing on greenhouse gases in the first phase, the Alliance provides the Cool Farm Tool (CFT) as a quantified web-based decision support tool that is credible and standardized.
The CFT has already been tested and adopted by a range of multinational companies who are using it to work with their suppliers to measure, manage, and reduce GHG emissions in the effort to mitigate global climate change. Through its involvement in the CFA, ICL hopes to contribute from its accumulated experience in the carbon footprint field, and to further examine, together with the company's customers, the carbon intensity of ICL's various marketed fertilizers, in relation to both the production phase and the use phase.

Carbon Disclosure Project (CDP)

Due to the high level of the transparency in its 2014 report to the CDP, ICL achieved a disclosure score of 98 (out of 100). This is the second consecutive year in which the Company was awarded this high score, despite the increasingly stringent reporting and implementation requirements. Furthermore, by virtue of its efforts to reduce emissions, ICL was, for the first time, awarded the maximum score of A in the performance index, and was included in the CPLI index: a short list of companies which were especially outstanding in emissions reduction and in addressing climate change. This score places ICL among the world's leading 150 companies, and is the highest score for an Israeli company, and the second best score of all fertilizer manufacturers in the world.

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Chapter 3: Environmental Responsibility

Air Quality

Performance

NOx
Thousands of tonnes per year

SOx
Thousands of tonnes per year

10.9

7.4

3.4 3.4
2.3 2.0 1.8

2008 2009 2010 2011 2012 2013 2014

9.1 8.3

             5.9 5.4 5.6 4.9 4.8

2008 2009 2010 2011 2012 2013 2014

6,066 5,355

(1,953) 1,761

(1,085) 866 (840) 834 738

2006 2007 2008 2009 2010 2011 2012 2013 2014

PM
Tonnes per year

126 ICL Corporate Review 2014

NOx emitted per production kg emitted / metric ton produced

Phosphate production Potash production

SOx emitted per production kg emitted / metric ton produced

Phosphate production Potash production

1.86 1.37

      0.40 0.45 1.12

0.74 0.81 0.73 0.17 0.22 0.17 0.44 0.50 0.37

2008 2009 2010 2011 2012 2013 2014

5.22 5.05

                   4.70 4.63 4.28 4.32 3.98

0.79 0.96
             0.27 0.20 0.3 0.10 0.02 2008 2009 2010 2011 2012 2013 2014

PM emitted per production kg emitted / metric ton produced

Phosphate production Potash production

      0.50 0.42

0.23 0.23
                           0.17 0.17 0.15 0.23 0.24 0.13 0.07 0.07 0.05 0.04
2008 2009 2010 2011 2012 2013 2014

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Chapter 3: Environmental Responsibility

Measures for Reduction of Emissions

During production, ICL's facilities emit air pollutants that could be harmful to people or to the environment if they were released into the environment in concentrations or amounts exceeding the permitted levels. The materials emitted include nitrogen oxides (NOx), sulfur oxides (SOx), volatile organic compounds (VOC's), particulate matter (PM) and others. The Company is careful to ensure all necessary measures are in place to prevent the uncontrolled emissions of these substances, in accordance with the provisions of the law and the conditions set forth in the Company's business licenses, through the use of accepted technologies. Moreover, ICL is taking steps to reduce air emissions of various pollutants in various ways, such as implementing innovative emission prevention solutions and switching to cleaner fuels. As a result, **since 2008 the Company's SOx emissions have been reduced by 47%; NOx emissions by 84% and PM emissions by 61%. Moreover, PM emissions have been reduced by more than 99% compared to 2005.** The specific decreases in all of these emissions (NOx, SOx, PM) between 2013 and 2014, in both absolute and relative terms, can be mostly attributed to the full-year operation of natural gas in the great majority of ICL's facilities in Israel, which was achieved for the first time in 2014. Further details on the methods applied to achieve these reductions are described below.

Over the past few years, ICL has invested significant recourses in adapting its production sites to the provisions of the Israeli Clean Air Law. As of the date of this report, ICL Magnesium and the ICL Industrial Products plant in Naot Hovav (Bromine Compounds) have received air emission permits, and other facilities that submitted applications (e.g. the remaining ICL-IP plants and ICL Rotem), are preparing to receive emission permits.



128 ICL Corporate Review 2014

Overview of several projects and initiatives for reducing air emissions that have taken place at ICL's facilities in Israel:

Site name & Location	Type of Initiative	Short description
ICL Fertilizers facilities	Emission reduction initiatives	A master plan is in place to reduce point source and fugitive emissions into the atmosphere. An additional master plan is being implemented to install continuous control and detection measures in the stacks.
Absorption system implementation	Independent power production facilities	In 2014, the upgrading of the absorption systems was completed and tested.
ICL Rotem (fertilizer facility)	Absorption system implementation	Upgrade of the absorption systems..
ICL Rotem Zin	Emission reduction system implementation	In 2014, a project for the installation of two large extraction and filtering systems to reduce emission of particle materials was completed.
ICL Dead Sea (DSW)	Emission reduction systems implementation	Dust extraction and filtering systems were installed in the potash production facility, a central dust extraction and filtering system was installed in the facility for production of granulated potash, and a system was purchased and installed for piling up potash, equipped with dust containment prevention systems.
ICL Rotem	Air quality monitoring system implementation	A placement of a detection system on the fences and the stacks was completed.
ICL Rotem and ICL Rotem Periclas	Air quality monitoring system implementation	Currently preparing to establish a system of air quality monitoring stations, in coordination with the local council and the environmental authorities.
ICL Haifa (F&C)	Emission reduction initiatives	An ammonia emissions reduction project is underway. A demister is being installed in the stack of the nitrate ammonia manufacturing facility.

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130 ICL Corporate Review 2014

Water Consumption*

Performance

Fresh Water
Grid/tap water and potable well water
millions of cubic meters

America Israel Europe

Non-Fresh Water
Brine, brackish water, river water and rainwater
Millions of cubic meters

America Israel Europe

17.1 17.4
             17.0 16.3 17.0 16.5 14.7

2008 2009 2010 2011 2012 2013 2014

57.8 56.7 55.8 53.5 50.8 49.1 46.7

2008 2009 2010 2011 2012 2013 2014

* All Figures exclude annual water withdrawal from the Dead Sea, which is regarded as raw material. For details of ICL's usage of Dead Sea water, see the
"Sustainable Management of Mining Operations in the "Dead Sea" chapter of this report.

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Measures for Efficient Water Consumption

Water is the most widely consumed resource by humanity and the single most essential foundation of our existence. Israel, where ICL conducts a significant part of its operations, is an arid country with a water deficit that has intensified over the years.

ICL takes various steps to use this precious resource efficiently and responsibly. In particular, ICL attempts to reduce its use of potable water in production processes and to find ways to use brackish water that is unsuitable for drinking.

The 3% decrease in fresh water consumption between 2013 and 2014 was mostly derived from ICL Rotem, which reduced its grid water consumption (mostly for washing phosphate rock) by 6%. The 5% overall decrease in non-fresh water consumption between 2013 and 2014 was mostly derived from ICL-Dead Sea (DSW) which decreased its brackish well water consumption by 11% between 2013 and 2014.

Overview of new and ongoing projects and initiatives occurring at ICL companies around the world for reducing water consumption and re-use of effluents:

Site name & Location	Type of Initiative	Short description
ICL China Lian Yun Gang	Water-saving and recycling system implementation	Water-saving facilities were used in the workshop, e.g. the methanol warehouse cooling water and cylinder cleaning water were recycled, water-saving valves were used. Recycled water: 2200 m3/year, percentage of total consumption:21.25%.
ICL Ireland Wexford	Water-saving initiative	Revised clean down procedures conducted to reduce the need for clean down (using water) between two similar formulations
ICL The Netherlands Tereuzen	Water-saving initiative	Recycling of up to 50% of internal water. Reduce waste water in all processes, e.g. re-use of effluents for use in water-treatment (app. 10%)
ICL Germany Bitterfeld	Water-saving initiative	The plant's technology allows for effective water conservation, e.g. use of vacuum technology with steam jets (indirect cooling). Additionally, several saving initiatives (e.g. erection of a condensate collector tank) and process optimizations (e.g. multiple use of water for the product washing process) were implemented in previous years.
ICL Germany Amfert	Water-recycling initiative	Rainwater retention system - rainwater to be used as washing water in the process.
ICL The Netherlands Amfert	Water-saving initiative	Re-use water in scrubbers as acidulation and granulation water (5 m3/hour).
ICL France Caffiers	Water-saving initiative	Revised clean down procedures to reduce the need for clean down (using water) between two similar formulations.
ICL Germany Knapsack	Water-saving initiative	Condensate used as replacement of freshwater.

Site name & Location	Type of Initiative	Short description
ICL The Netherlands Heerlen	Water-recycling initiative	Recycling of clean-out water - 13 cleanouts x 3 drums x 5 m3 = 195 m3 / year, to be used in wet dust collectors. The process starts with collecting the cleaning water in a basin, pumping it into a water buffer tank, and from the buffer tanks, feeding the wet-dust collectors.
ICL China Shandong	Water-recycling initiative	During production, cooled steam water is added to the recycling cooling water (total water volume of approximately 7,550 m3 per year).
ICL U.S. Lawrence	Water-recycling initiative	Recycled water includes cooling water returned from SHMP plants, compressors and rotary cooler. Estimated 35-50% recycling rate or 267,000 m3 per year.
ICL Canada Kamloops	Water-saving initiative	Since 2012, large amounts of waste water are used for lawn irrigation. The site discharges relatively small amounts of water, mainly from tank cleaning and storm runoff. This runoff is mixed with spec. retardant and used as fertilizer on the site's green space.
ICL Brazil Sau Paulo (SJDC)	Water-saving initiative	The ICL factory in Brazil initiated a dedicated process of reducing its quantities of wastewater. This process included a decrease in water consumption for cleaning operating equipment. In addition, collected rainwater is specially monitored to reduce its exposure to phosphates, so that clean rainwater can be released into the environment and not require external treatment.
ICL Dead Sea (DSW)	Desalinization facility	In Q4 2013, a desalinization facility with a capacity of 25 cubic meters per hour has begun operating, and now supplies water for drinking and showers, and water for the pure potash plant. DSW does not use any fresh water but rather consumes brackish well water not suitable for drinking and desalinates it for use by employees and the plant.
ICL Dead Sea (DSW)	Water-recycling initiative	DSW re-uses the treated water from the wastewater treatment plant for various facilities in the factory, such as scrubbers that reduce air pollution. In 2014 DSW recycled around 120,000 m³ of water, which were then returned into process.
ICL Haifa (F&C)	Desalinization facility	The Company operates a desalinization facility for brackish water extracted from wells on the plant's grounds, which are then used for production processes and in steam boilers in the Company's plant and neighboring plants and also discharges significant amounts of fresh water which is then used by the Israeli national water sector.
ICL Haifa (F&C)	Water-recycling initiative	The plant recycles wastewater for re-use as salt-free water in boilers; re-uses absorbed water for use in the fertilizer solutions facility, and when possible, the fertilizer solutions facility recycles leftover water from trucks and cleaning water for trucks.
ICL Haifa (F&C)	Water-saving initiative	In 2014, the liquid solution plant was upgraded – tankers are directly filled via gravitation without the use of pumps; these tankers require washing between fillings and the plant began recycling the reactor and tanker wash water for an extra washing cycle, thus reducing the amount of water used.
ICL Canada Kamloops	Water-saving initiative	Since 2012, large amounts of waste water are used for lawn irrigation. The site discharges relatively small amounts of water, mainly from tank cleaning and storm runoff. This runoff is mixed with off spec. retardant and used as fertilizer on the site's green space.

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Chapter 3: Environmental Responsibility

Solid and Liquid Waste and Byproducts

Performance

Wastewater
Millions of cubic meters

Wastewater per production
M(3) / Metric ton produced

Phosphate production Potash production

33.4 33.5 32.4
31.1 29.8 30.0 28.1

2008 2009 2010 2011 2012 2013 2014

21.84

19.16 17.65 15.79
14.07 14.41 13.47

0.43 0.96 0.93 1.08 1.00 1.03 0.96 2008 2009 2010 2011 2012 2013 2014

Note: All Figures exclude annual brine return to the
Dead Sea, which is regarded as a part of the raw material cycle. For details of
ICL's influence of the Dead Sea, see the "Sustainable Management of Mining
Operations in the Dead Sea" chapter of this report.

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Global ICL Solid Waste Output
(thousands of tonnes)

Non-hazardous Waste Hazardous Waste

Solid Waste treatment methods
(% of total ICL waste output of each year)

Landfill Recycling / Reuse Incineration Stored on site
19.5  90.1  20.0 25.5 68.0 59.0
2012 2013 2014

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Chapter 3: Environmental Responsibility

Measures for Treatment of Solid and Liquid Waste and Byproducts

During production processes at ICL's facilities, industrial solid waste and wastewater are produced. According to the discharge permits, wastewater is channeled into water sources or evaporation ponds.

As mentioned before in the report, ICL implements an Integrated Industry approach for which waste serves as an input for new production processes. In addition to the various projects listed in connection to the Integrated Industry approach, ICL takes various steps to reduce at the source (in terms of the flow) the quantity of waste produced in its companies, and to increase recycling of treatable waste.

In 2014, the total ICL wastewater amounts remained virtually unchanged compared with 2013 (+0.5%). Wastewater amounts have nonetheless remained significantly lower (-11%) than in the base-year of 2008.

The most significant reason for the reduction of the total ICL solid non-hazardous waste in 2014 (compared with 2013) was a major decrease in the amount of gypsum waste sold and evacuated for recycling purposes at ICL Haifa (F&C). This was also the main reason for the slight reduction in recycling rates in 2014. The previous major waste reduction in 2013 resulted primarilyfrom a significant decrease in construction projects (construction wastes usually form a dominant part in the total annual non-hazardous wastes of ICL).

The 2014 increase in hazardous waste output is mostly attributed to a major evacuation of hazardous wastes (that were stored in previous years) at ICL Neot-Hovav.

Zoom In - Wastewater Treatment in ICL Rotem

Since 2005, ICL Rotem has been implementing a comprehensive project to reduce the quantity of effluents, allowing it to streamline processes and recycle wastewater for two main uses: bringing them back to the process (production facilities), or for wetting of unpaved roads (dirt roads).

The benefits of using recycled wastewater are many, including the re-use of raw material, reducing water consumption in the process, minimizing the need for transporting wastewater out of the plant (sewage ponds) and wetting of unpaved roads which contribute to the reduction of particulate emissions (dust) caused by trucks and heavy vehicles riding these roads.

There are number of sources where wastewater recycling is carried out at ICL-Rotem facilities:

- Drainage pool - this is a storage pool for low acidity water transferred from the site. The water from the pool is then reused for both washing the phosphate facility in the enrichment plant and as low acidity water returned back to the processes in the fertilizer plant and in PAMA (Energy Resources Development) facility.

  Each year 383,000 cubic meters of water are recycled through the Drainage pool, of which 313,000 cubic meters are transferred in favor of the phosphate washing in the enrichment plant and then transferred to the 'Dekel' pool, and 70,000 cubic meters are delivered for reuse in the fertilizer and PAMA plants.

- 'Dekel' pool - this is a storage pool for water containing fine particles of phosphate coming from the process in the phosphate enrichment plant (313,000 cubic meters) and for plain clear water (approximately 727,557 cubic meters a year). Fine particles of phosphate sink in water.

  Approximately 1,040,557 cubic meters of water are recycled each year through the 'Dekel' pool and reused by ICL for wetting of unpaved roads in the mine.

- Calcium sulfate pools - these are storage pools for calcium sulfate coming from the Phosphoric acid plant and for wastewater coming from the fertilizer plant (drainage of 249,500 cubic meters of water per year from the fertilizer plant's absorption systems). The calcium sulfate sink in the pools and the water are all returned back to the Phosphoric acid plant to be reused in processes.

- Condensate water from the MAP facility at the white acid plant - water which contains ammonia and phosphorus oxide is transferred to, and reused in the phosphoric acid plant as raw materials. In 2014, 57,500 cubic meters of condensate water were transferred to the phosphoric acid plant for reuse.

136 ICL Corporate Review 2014

Overview of new and ongoing projects and initiatives at ICL companies around the world in regards to waste and wastewater reduction and treatment:

Site name & Location	Type of Initiative	Short description
ICL Dead Sea Magnesium	Pilot Facility for Filtering Solids	The plant is currently operating a pilot facility for solids filtering, designated to reduce the concentration of particles suspended in wastewater, using filtration sack technology. In this method, coagulants and flocculants connect the suspended particles to each other, forming heavier clusters that settle and can be filtered. This technology is currently in the pilot phase and aims to convert the wastewater to clean water, with a max concentration of suspended particles of 20 mg per liter, as required by the permit for discharging into the sea. During pilot operation, promising results were achieved. The pilot was approved, and preparations for full-scale facility are currently taking place. Due to some technical issues raised, the operation of the facility was postponed to end of March 2015.
ICL Neot-Hovav (Bromine Compounds)	Wastewater-treatment initiative	Imposing "ecological tax", an internal tool that includes the cost of wastewater treatment in product pricing.
ICL Dead Sea Bromine	Wastewater-treatment facility	In 2013, a new installation for breaking down solutions (produced as a byproduct of the chlorine production), began to function fully at the Dead Sea Bromine-Chlorine site. The installation, which began as a pilot in 2011, is used to neutralize all of the hypochlorite produced by the site and thus, to save inputs used to neutralize wastewater, improve control of wastewater in the chlorine plant, allow at-source prevention of nuisances from bromine and to increase involvement, and awareness, of workers
ICL Haifa (F&C)	Wastewater-reduction initiative	In 2014, the plant took action for directing the flow of the Ammonia water to the wastewater treatment facility. In addition, a number of biological pilots were conducted to find a solution for complying with standards related to treatment of a part of the plant's wastewater (which flows into the Kishon River), as directed by the Inbar Committee. The solutions were presented to, and discussed with, the Israeli Ministry of Environmental Protection.
ICL Rotem, Israel	Wastewater-treatment initiative	Since 2005, ICL Rotem is implementing a comprehensive project to reduce the quantity of effluents.
ICL Iberia (Iberpotash)	Wastewater-treatment initiative	A multi-year program is underway to restore salt piles while paying close attention to the issue of wastewater drainage and sludge treatment.
ICL Dead Sea (DSW)	Sanitary-waste treatment initiative	A project was completed for the restoration of 100% of the facility runoff water, to improve the treatment of the facility's sanitary waste. In addition, a detailed plan was approved for restoration of the bulky waste at the plant site.

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Chapter 3: Environmental Responsibility

Site name & Location	Type of Initiative	Short description
ICL Neot-Hovav (Bromine Compounds)	Facility for biological treatment of the wastewater	The ICL IP segment operates a facility for biological treatment of the plant's wastewater.
ICL Global	Wastewater-treatment initiatives	The ICL IP segment operates a special authorized laboratory for monitoring and analyzing wastewater quality. It is, among other issues, invested in developing a variety of processes for upstream treatment to increase recovery of materials and byproducts and improve the quality of wastewater while achieving significant financial savings. One example is the pilot process for treating wastewater from the production of FR-245, in which there are high concentrations of salt and organic materials (For additional details about this pilot, see ICL's 2013 Corporate Responsibility report, "Environmental Responsibility - Water Consumption").
ICL Neot-Hovav (Bromine Compounds)	Independent wastewater removal system	he independent wastewater removal system at the plant includes a local drainage system and the plant's own evaporation ponds. The system was built according to U.S standards, which include leakage monitoring and air monitoring. In 2013, construction was completed and beginning in late 2013 all the plant's wastewater is being transferred into the new evaporation ponds.
ICL Neot-Hovav (Bromine Compounds)	Sanitary facility	The plant operates a sanitary facility plant for the independent treatment of sanitary effluents. The treated sanitary water is used in its cooling tower, which is needed to reduce the heat of most production processes in the plant, and consumes approximately 600 cubic meters of water daily. Currently, approximately 10%-15% of the water used in the cooling tower is recycled, and used in employee showers and the kitchen.
ICL Rotem Periclase	Thickening and filtration facility	The ICL IP segment established a condensation and filtration facility to treat solid waste at the plant. The facility has completed its test run stages and commenced operation.
ICL Neot-Hovav (Bromine Compounds)	Waste- treatment initiative	In accordance to the requirements of the Israeli Ministry of Environmental Protection, the Company is required to treat the existing (historical) waste and waste produced in ongoing operations. The treatment will occur, in part, at a restoration facility at Naot Hovav of hydro bromine acid, and in part, will be sent out for external treatment. At this stage, the facility treats ongoing waste that is created in the production processes at the facility, and the facility is in the test run stages of commencing treatment of the historical waste.

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ICL Dead Sea	Wood recycling initiative	An Improvement Team initiated a simple solution for recycling wood waste that was previously transported to landfill - after unloading new wooden pallets, wood waste from prior shipments is loaded onto the trucks and transported by the construction contractor for recycling and reuse. This solution, which reduces the volume of waste at DSW, saves freight costs, landfill fees and levies and a credit is received on the deposit for this wood waste.
ICL Neot-Hovav (Bromine Compounds	Wood recycling initiative	Through a unique collaboration with the Summit Institute Foundation, which promotes the rehabilitation of young people with mental illness, the plant regularly contributes wooden crates in which factory equipment arrives to the carpentry shop of the sheltered workshop, where they are used as raw material.
ICL Iberia, Spain	Waste recycling initiative	Through several measures implemented in the last four years, the Company achieved an increase of 95% in terms of kg of recycled material per worker, with merely 5% total ordinary waste residue.

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4

Chapter Four

Social Responsibility

ICL's Activity Throughout the Lifecycle:


Raw Materials
Manufacture & Production
Transportation & Logistics
End Markets - Food

Chapter 4: Social Responsibility

ICL's strives to have a positive impact on all people with whom it interacts, or who are affected by its activities. This basic desire is a key factor in the Company's business strategy and is rooted in its organizational core values.

ICL's social responsibility is demonstrated in its corporate strategy which is targeted to fulfill essential needs of customers in its three end markets. Following the strategy, the Company identifies the needs that are most important for society and selects the ones that are most relevant for ICL. This enables ICL to develop products and solutions that address the world's future needs e.g. fertilizers that increase food yields to meet the demands resulting from a growing population and a shortage of arable land.

Further, ICL's commitment to social responsibility permeates every aspect of the Company. From promoting ethical business conduct and fair labor practices to supporting employee development and investment in the community, ICL has built a culture of integrity and purpose that unifies its employees around the world.

The Company's social responsibility guides it in its response to the challenge of sustainable development and the way in which it manages its operations to produce an overall positive impact on its employees and their families, as well as that of the local community and society at large.

This section of the report is divided into two:

The first part addresses ICL's responsibility towards its employees, i.e. providing a fair, safe and healthy work environment and investing in employee empowerment initiatives.

The second part addresses ICL's responsibility towards the communities in which it operates and where its employees live. In addition, this part addresses ICL's responsibility towards the general public, by supporting abundant initiatives that promote education and innovation, which in turn, benefit the entire public, create value and help build better communities worldwide.

Employmeny Responsibility

Geographic Breakdown of Employees

	2014	2013	2012
Israel	4,940	5,238	5,198
Germany	1,539	1,317	1,267
Spain	1,270	1,205	1,215
UK	1,203	1,156	1,062
Netherlands	494	462	450
USA	1,123	1,121	1,080
China	614	621	606
France	343	351	350
Brazil	234	132	96
Other	697	549	552
Total employees	**12,457**	**12,152**	**11,876**

142 ICL Corporate Review 2014


GEOGRAPHIC BREAKDOWN OF EMPLOYEES, 2014
Israel 4,940
Spain 1,270
UK 1,203
China 614
Netherlands 494
Brazil 234
USA 1,123
France 343
Other 697
Germany 1,539

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Chapter 4: Social Responsibility

Breakdown of workforce by employee attributes

The percentage of employees represented in the survey is above 60% of ICL's total workforce. ICL is constantly striving to improve the social data collected internationally and it plans to continue expanding the information collected and disclosed in the coming years.

Percentage of group in workforce	
Female employees	14%
Male employees	86%
Full time employees	86%
Part time employees	14%
Non-managers employees	85%
Managers employees	15%
Contractor employees	13%
Security personnel the organization employs directly	0.33%

Breakdown of employees per category according to gender, age group and minority group membership

Additional information concerning employment matters:

- No employees under the age of 17.
- No employees under age 21 at production sites.
- No risk of forced labor.
- Most employees, primarily in Israel, Germany, the Netherlands, the United Kingdom, Spain and the United States, are employed under collective bargaining agreements.
- Senior employees in special positions and members of management are employed under individual agreements. These agreements are for an indefinite period but can be terminated after giving the employee the requisite notice.

	Non-managers employees	managers employees
Percentage of female	13%	17%
Percentage of male	87%	83%
Percentage of individuals under the age of 30	19%	14%
Percentage of individuals between the ages of 30-50	50%	50%
Percentage of individuals over 50 year old	31%	35%
Percentage of individuals defined as minority group members	1.1%	0.1%

- Very limited seasonal employment (primarily used to reinforce the manufacturing workforce, when, for instance, there is a need to rapidly increase production of products to extinguish forest fires, or when employees must be replaced during summer holidays).


PERCENTAGE OF GROUP IN WORKFORCE
86%
Male employees
14%
Female employees
14%
Part time employees
86%
Full time employees

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Chapter 4: Social Responsibility

Over the past year, ICL has implemented a Company-wide culture and empower program, referred to as "One ICL". This key program, which is essentially strategic in nature, constitutes one of the Company's human resources strategies and is being overseen by the Human Resources and Compensation
Committee.

Under the "One ICL" strategy, the Company is working to harmonize its systems
(for example, by moving to a single global enterprise resource planning system)
and processes and to better share best practices across the Company to ensure that it provides the best products and services in its end markets.

The Company continues to enable its employees to thrive within the organization through implementation of the "One ICL" strategy and will continue to identify and reward top performing employees and promote them to the most appropriate locations within the organization where they can be most effective, while incentivizing them through appropriate remuneration and performance assessments that will help ICL to achieve its goals.

One ICL
One Purpose One Mission

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Chapter 4: Social Responsibility

Fair Employment

ICL is committed to providing equal opportunities to its employees. This commitment is embedded in its policies, procedures and practices and in its prohibition against all forms of illegal discrimination. By treating its employees fairly, and evaluating them solely on their merits, ICL can target the best candidates for career advancement. The employees, company and communities, all reap the benefits of these fair labor practices.

ICL observes all applicable labor and employment laws wherever it operates, including those laws that pertain to freedom of association, privacy, collective bargaining, forced, compulsory and child labor, and employment discrimination. Company's employees are employed according to the employment terms prevalent in the countries in which they are employed.

In 2012, ICL began to implement the first stages of its Labor Law
Enforcement Plan. The objective of the Plan is to ensure that all ICL operating activities are performed in compliance with labor laws (only in Israel). ICL will achieve this through employee training and refreshment courses, audits by labor attorneys, and documentation of all labor practices. The first stages of the plan have concluded. All gaps between labor legislation in areas where ICL has significant volume of activity and
ICL's operation on the ground have been mapped. No significant gaps were found, but a plan was designed in order to close the small gaps that

The Labor Law Enforcement Plan is currently ongoing and is expected to continue for a period of three years.

In addition to the Company's Code of Ethics, which defines rules for appropriate conduct for the Company and its employees (e.g. respect for others, equal opportunity), in early 2014, ICL issued its Guiding Principles, certifying its commitment to protecting the basic human rights of its employees, emphasizing the Company's position against forced labor, child labor, discrimination and ensuring equal rights.

The Guiding Principles includes the following subjects: the right to organize; prevention of forced employment; prevention of child labor;
encouragement of equal opportunities; and prohibition against discrimination and harassment of any type based on religion, race, ethnicity, nationality, gender, sexual orientation, age or disability; fair salary and labor conditions, as required by law or beyond; legal employment; and maintenance of a healthy and safe work environment, along with the Company's commitment to comply with antitrust, anti-bribery and corruption and trade laws around the world.

No discrimination suits were filed by employees in 2014.

Employees Long Term Incentive Plan

ICL deeply believes that each and every one of its employees, in whichever segment, geographical location or position, fulfils an important role in realizing the organization's strategy, and therefore deserves to be a partner in the Company's success.

To enable employees to become partners and obtain a real benefit from the
Company's profits, in 2014 ICL launched a
Long Term Incentive Plan designated for ICL employees who are not granted equity by the Company (approximately 11,800 globally).

The objective of this plan is to strengthen the engagement and commitment of
ICL's employees to ICL's growth by introducing a financial incentive. If the
Company meets its growth objectives, it will pay every employee a remuneration of up to $1,500 a year for their contribution to the Group's profits, (a total
ICL expenditure of up to $17M a year). This amount will come in addition to bonuses and remuneration already awarded to employees by the segment or company in which they work.

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Fair Employment for Contract Employees in Israel

ICL has agreements with subcontractors in Israel for outsourcing special services which are not within the Company's core business and for areas of expertise such as security, packing, maintenance, catering and cleaning, etc.
The Company attributes great importance to fair working conditions for all of its employees, including sub-contract employees who are not considered Company employees but are employed on Company premises.

All sub-contract employees receive information about ICL's Code of Ethics and are expected to respect it. The Company does not employ workers from contractors who are not committed to upholding human rights and fair employment criteria.

According to a resolution of ICL's Board of Directors and its subsidiaries in
Israel, from October 2004 forward, contractors employing workers at ICL plants in Israel are required to pay salaries higher than those required by the law.
According to the resolution, contractors are required to pay at least 5% more than the minimum wage, as well as providing pension and severance fund contributions, convalescent pay, appropriate uniforms and holiday gifts.

To help assure the rights of contract employees, in 2006 ICL's management team fully adopted the 'Goldschmidt Report' recommendations on the matter, and since then, significant efforts have been undertaken to implement these recommendations in

the Company's ongoing operations at all of its sites in Israel.

In 2011, ICL established a Goldschmidt Report Sub-Center of Excellence for the
protection of the rights, employment conditions and social benefits of contractors' employees at Company sites. The Sub-Center of Excellence is now the ICL focal point for all issues related to the Goldschmidt Report and its implementation. Accordingly, the uniform procedures developed by the Sub-Center of Excellence to implement and enforce the Goldschmidt Report, are executed in a similar manner at all ICL sites, allowing the Company to achieve maximum, long-term enforcement when working with contractors.

In order to ascertain that contracting companies are in compliance with the laws of the State and the recommendations of the Goldschmidt Report, ICL implements internal and external audits. The process consists of examining contractors' compliance with the threshold conditions laid out in the
Goldschmidt Report which are also embedded in the contracts with these companies. The internal controls require the contractor's auditor to check the employment conditions of a random sample of employees and submit a semi-annual report. In addition, ICL decided to have an external auditor take a random sample and conduct an independent audit of employment conditions. The audit is conducted in

accordance with standard auditing procedures in order to achieve a reasonable degree of confidence that the data presented does not contain any substantive errors.

The Law of Enhanced Enforcement Labor Laws, which came into effect during 2013, includes the enforcement mechanisms that ICL uses as part of its Goldschmidt
Report enforcement vis-[]-vis contractors. As part of the Company's enforcement plan, ICL audits its contractors who are subject to the Enforcement Law, namely cleaning, catering and guarding contractors. The audit findings, including details about the nature of the deficiencies, the names of relevant employees, the scale of the deficiencies found, and a request to correct the deficiencies
-- are all transferred to the contractor and the Company's supervisor for
iImplementing the Goldschmidt report procedures.

During 2014, two different Expansion
Orders were signed by the Israeli Ministry of Economy and the Ministry of
Finance. The Expansion Orders add new employment benefits to employees of cleaning and security contractors. Some of these benefits had already been included in the Goldschmidt Report and were included in the audits performed by the ICL Goldschmidt Center of Excellence. Following these orders,
ICL integrated the new benefits into the existing requirements under
Goldschmidt Report.

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Chapter 4: Social Responsibility

Employee Empowerment

Employee Training and Qualification



ICL regularly and methodically invests in the empowerment and development of managers and employees, through training programs, enrichment and guidance from the Company's personnel and funding support for external training.

Central to ICL's organizational development are the following initiatives:

Learning Center

An ICL Learning Center operates in Israel to coordinate the training and qualification of employees and managers. The center is engaged in several key areas: developing organizational solutions for subjects common to ICL companies, training and management development, professional courses, conferences, seminars and more. The center's management team consists of representatives from each segment. In addition, training and development managers have been recruited and will begin operating under a Shared Sservices Ccenter in Europe and the Americas.

The Learning Center and other units hold periodic trainings on ICL internal compliance programs, including restrictive practices, securities, safety, ecology, prevention of sexual harassment and ethics. Other activities aimed at raising the professional level of ICL personnel include hiring professionals in different fields, conducting preliminary screenings and training courses (for operating and maintenance positions), and preparation of detailed job descriptions (for operating, maintenance, safety, security, ecology and project personnel), etc. The Learning Center also conducts ongoing management development activities in a cross- segment format.

Development Program for Senior Managers

In 2014, ICL companies in Israel continued the implementation of several development programs for managers on different levels.

Approximately 185 senior managers have participated in 12 cycles of an ICL-wide program for the development of senior managers, 15 of whom participated in 2014.

Four cycles of development programs for managers occurred in 2014, with the participation of approximately 60 managers.

Concurrently, companies also hold team development programs for segment-level managers up to mid-management levels.

Executive Forum – CEO Communication

Once a quarter, since 2013, the Company's CEO addresses an Executive Forum by Webex. The forum members, approximately 350 managers on various levels, hear a review of the Company directly from the CEO. Participants are invited to ask questions online. This encourages a culture of internal communication and adds another dimension to the relationship between manager and employees, and provides managers with an opportunity to meet each other and expand their knowledge about the Company beyond their own operating environment. Managers, in turn, are required to disseminate the information to their teams. In this way, information can reach all of ICL's managers worldwide.

Talent Programs

In 2014, ICL began implementing the first stages of two pilot talent programs, one for ICL R&D personnel and the second for CAPEX personnel. The objectives of these programs is to make ICL an attractive employer ("employer of choice") for engineers and chemistry graduates and to develop suitable global learning and training programs for the enrichment of each group. Based on the results of the program, during 2016 ICL will expand this program to other parts of the organization.

150 ICL Corporate Review 2014

Women Empowerment

As part of ICL's goal of promoting women in the Company's executive management, in 2014 the Company began implementing an unique project to enhance women's integration into management positions.

The project's goal is to enhance diversity in the organization. It is managed by a Steering Committee led by the Senior Vice President for Global Human Resources, with support provided by external experts.

The first phase of data collection has been completed, including gathering the organization's processes and procedures, questionnaires and personal interviews with members of ICL's Global Management Committee, ICL's Senior Leadership Forum and ICL front line managers. The final presentation with practical recommendations was reviewed by the Senior Vice President for Global Human Resources and will be presented to the ICL CEO and ICL GEC, after which the Company plans to immediately implement the decisions.

ICL believes undertaking this organizational program, will enable the organization to better incorporate multicultural and diverse thinking in its planning, ongoing activities and work processes. In turn, this will allow ICL to better utilize its management's potential, promote diversity and independent thinking, and improve the effectiveness of the organization.

Global Leadership Competency Model

In 2013 ICL began using a global, uniform Leadership Competency Model as the infrastructure for long-term organizational development programs and as a substantive tool for developing the Company's human resources.



Shaping the Business
Leading People
Executing for Results
Applying Global Perspective
Living the ICL Values
Accountability
Lead by Example
Integrity
Deliver Value to Customer
Think & Act Strategically
Understand the Market
develop & Empower the People
Inspire & Motivate Teamwork
Create Personal Attachment
Drive Results
Act with Determination & Decisiveness
Generate Innovative Perspective
Manage Organizational Complexity
Promote Collaboration Across Boundaries
Initiate & Manage Change

The core Competency Model defines, in concrete terms, the main characteristics required of executives in order to successfully perform their duties in ICL companies around the world. It expresses the business' basic values and the way in which the organization expects its leaders to behave.

During 2013-2014, ICL assessed the individual abilities of all its senior executives for purposes of personal and organizational development based on the Leadership Competency Model. A feedback process was created based on these assessments and the information was transformed into personal development plans for senior executives and team development plans for senior management. In addition, this model was used to assess the training and development needs of employees and managers. Assimilation of the competency model will be an ongoing process. The goal is to tailor the model to other central managerial processes, such as managerial development at all levels and planning managerial reserves.

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Chapter 4: Social Responsibility

Organizational Changes



Structural changes in ICL companies are usually implemented with the consent of the workers' union. In all cases, activities related to human resources are addressed in accordance with local legislation in each area of operation.

Employee Churn Rate

ICL is proud to be a leading company in employment stability. Most ICL employees work for the Company for many years, and in many cases, for decades. ICL offers its employees excellent employment conditions, as well as professional and promotional tracks. Therefore, the churn rate of ICL employees is low compared to other sectors of the economy and to industry, in particular. Even when business declines, ICL makes an effort to protect its employees' rights and to keep them payroll. Nevertheless, certain business units ICL is facing major economic recession and must adapt its cost structure to make the units more competitive. Hence, at the end of 2013 and the beginning of 2014 ICL restructured its phosphate plant in Israel. This restructuring created a dispute between the management of ICL Rotem and the labor union in that site. After a 33 day strike, the sides reached an agreement.

Employee Turnover - Breakdown by employee age and gender

	Total number of new employees who joined ICL during 2014	Total number of employees who left ICL during 2014 (for all reasons including voluntarily, dismissal, retirement or death)
Female employees less than 30 years old	29	9
Female employees between 30-50 years old	60	28
Female employees over 50 years old	7	33
Male employees less than 30 years old	111	41
Male employees between 30-50 years old	145	63
Male employees over 50 years old	30	244

* The percentage of employees represented in the survey is above 60% of ICL's total workforce

152 ICL Corporate Review 2014

Preparing Employees for Retirement

ICL invests significant efforts in helping employees prepare for retirement. Some ICL companies in Israel hold a 6-14 day retirement preparation course covering various aspects of the transition from working life to retirement. The course includes lectures and workshops on a range of issues relevant to the new pensioner such as:

- The psychological aspects of retirement, the effect of retirement on family and marriage, and lectures by a family therapist about relationships and intimacy following retirement.
- A lecture by an attorney about family property arrangements, including wills and estates.
- Lectures on health, including proper nutrition and exercise, leisure and volunteering in the community.
- A lecture on managing family economics, including income tax and National Insurance rights.

The frequency of the retirement workshops is determined by need, or when early retirement plans are implemented. Some of the meetings are also attended by retirees' spouses.

In addition, some ICL companies provide the following assistance on career endings (retirement or termination):

- Severance pay measured also according to employee age and years of service;
- Assistance on transitioning to a non-working life;
- Other transitional assistance programs provided to support employees who are retiring or have been terminated;
- Early retirement programs in which employees have an option for early retirement at three exit points (age 58, 60 and 62).



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Occupation Health and Safety

The following graphs present data for accidents and absences in 2008-2014:

Total Days Missed due to Safety Incidents
Company employees only 2008-2014

Total Work Accidents
Company employees only 2008-2014

In 2014, there were no fatal accidents at ICL.

There were 168 people involved in nonfatal work accidents (131 ICL Employees and 37 Contractors).

ICL does not have workers involved in occupational activities who have a high incidence, or high risk, of specific diseases.

(1) Nonfatal work accident requires at least one day absence following the event

Measures for Maintaining Safe and Healthy Work Environment

Industrial production in general, and the chemical industry in particular, requires handling hazardous materials and performing processes involving high pressures and temperatures, which require taking special precautionary measures. Some ICL products, raw materials and production processes represent a high risk to anyone who deviates from the required, professional safety standards or from the mandatory means of safety.

To ensure the safety of workers, and others, in its plants, ICL complies with the strict occupational safety and health standards, prescribed by local, and international, laws and standards.. ICL invests extensive resources in training and mentoring, and in other safety measures, in order to constantly improve occupational safety and health, and prevent accidents.

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Goal - Zero accidents

ICL is aggressively pursuing a zero accident goal. Towards this end, ICL is constantly striving for improvement and excellence in safety at all sites.

In order to achieve this target, ICL is taking the following steps:

      Implementing focused processes including a Task-oriented safety program and a 'Safety on your Mind' program;

      Continued implementation of the Operative Risk Management methodology for managing and preventing safety risks;

      Comprehensive safety training and certification control systems for employees, service providers and contract employees;

      Conducting testing and environmental and hygiene monitoring of occupational work areas as required by regulations and company policy to ensure the health of employees;

      Conducting occupational hazard risk surveys to prevent employees from being exposed to dangerous

 materials and processes in plants. In 2013, the Company performed extensive work with the Ernest and

 Young consulting firm to define risk factors and measurable ways for further improvement;

      Offering periodic medical checkups for employees, and occupational medicine and preventative medicine programs, in cooperation with hospitals and experts in these fields, inside the plants;

      Conducting inter-company activities to assimilate safety awareness information, disseminate lessons learned, collect feedback, and encourage the plans and ideas of employees;

      Developing a computerized control system for safety and occupational health management in the companies with an emphasis on training all employees about the relevant safety information for their profession;

      Developing trained, skilled and well-equipped emergency groups in plants to ensure an appropriate response to industrial emergencies and natural disasters;

      Performing emergency drills with all kind of scenarios as per annual plan;

      Updating risk surveys of all events that may harm the Company if they were to occur, with the assistance of external consultants, in conjunction with the safety management regulations which took effect in

 August 2014 in Israel;

      Coordinating activities (harmonization) of safety management processes between all of ICL companies;

      Continued implementation of the "Safety at Home" program (outside of work hours) which has operated globally at ICL since 2014.

156 ICL Corporate Review 2014

Safety and health issues are included in the Company's employment contracts.
These agreements include provisions such as mandatory medical examinations prior to employment and subsequent, regular medical examinations, the frequency of which are determined by age and position. Work regulations consist, among other, instructions on a range of issues, including hygiene, as well as explicit disciplinary in the event of safety violations.

All health and safety topics below are covered by Company's employment contracts in Israel :

      Personal protective equipment;
      Joint management - employee health and safety committees;
      Participation of worker representatives in health and safety inspections, audits and accident investigations;

      Training and education in health and safety issues;
      Complaints mechanism - right to refuse unsafe work;
      Periodic inspections.

ICL's subsidiaries have safety committees that include equal representation of both management and employees. Each committee defines and implements safety instructions such as mandating the use of personal protection equipment, requiring periodic checkups for employees and collecting fines for safety violations, etc.

Some of the Company's subsidiaries award ICL and contractor employees for their safe behavior and other engage in annual safety contests between organization units.

The Company has established Improvement Teams that operate at plants to develop and implement

advanced and original ideas to improve safety. Contests with prizes for safety achievements are held annually.

Many managers of ICL plants in
Israel undergo a certification course for work safety established by the
Ministry of the Economy.

Safety and occupational health enforcement plans are implemented in all segments, in addition to regular internal and external audits, to confirm compliance with the law and
ICL instructions. Analysis of accidents and "near misses" is conducted at all
ICL companies.

In addition to the intense activities above, ICL implements tailored projects designed to address occupational health and safety matters with the objective of incorporating them within the corporate culture.

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Safety Culture Projects

Safety Leadership Project

ICL's Safety Leadership Project promotes mutual learning based on the understanding that ensuring safety is a function of a proper management culture.

At Dead Sea Works, managers were assigned to units other than their own where they conducted interviews and tests, and observed operations, to study the various aspects of management, including safety. At the conclusion of this phase, the 'embedded' managers met with the existing managers of the units, and discussed their assessments with them. Six months later, another meeting was held in which both managers examined the changes made over that period.
Managers were cooperative and the process was successful.

ICL Forum of Excellence for Global Corporate Safety

ICL maintains a Forum of Excellence for Global Corporate Safety which includes safety personnel from ICL companies located in Israel and around the world. The
Forum discusses ICL guidelines and policies and showcases events and activities held at various ICL companies.

ICL Fertilizers Safety Program

The objective of this program is to strengthen the managers' abilities and leadership skills, with the understanding that managers' abilities and leadership = Safety= Capacity= Quality.

The methodology used stands on three pillars:

      Routines: Managers must ensure operations according to procedures in three major areas:

      Management shop floor activities;

      Summary, communication and control;

      Learning.

      Common Language: Unify database for measuring, portfolio management and lasting improvement;

      Central Project Management
Office (PMO): In order to sustain the routine and implement a safety culture, a central PMO is performed. A PMO is a powerful tool for intermediate managers and senior management.

Human Performance Improvement

More than 150 learning and improvement working teams operate in ICL facilities in America. These teams operate under the basic assumption that safety is not the absence of accidents but rather the presence of defenses.

ICL U.K. Managers'
Performance Improvement Plan

The Managers Performance Improvement Plan implemented in ICL U.K. includes the following steps:

      Improve audit quality through coaching;

      Increase audit numbers;

      Improve shift debriefs: focus on 'how' work was done, not 'what' was done;

      Measure senior managers by the time spent out on site.

Safety @ Home

In addition to working to improve safety in the work environment, ICL promotes employee safety beyond work hours. During 2014, a "Safety at Home" program was implemented in order to reduce dangerous accidents outside of the work environment.
A Steering Committee was established with broad geographical representation
(Europe, US, Asia (China) and Israel) and surveys were conducted among employees to map the subjects deserving of attention. Fire, gas and electricity were found to be the first subjects of interest.
Employees were also instructed to download a local first-aid application to their cellphones. The application offers users tools for dealing with situations that might arise. In the next stage, various means will be used for transmitting information to employees about the subjects that emerged from the survey.

Moreover, as part of the effort to improve safety in employees' homes, informational materials, and family games to raise awareness and provide tools to minimize hazards in and around the house, were distributed in ICL plants.
For example, Bromine Compounds employees in Israel received a family card game on safety at home, and the Company's employees in St. Louis, US, received pamphlets about how to identify "black ice" and how to react to avoid accidents when invisible ice accumulates on roads. Dead Sea Works employees received a head flash light, gas detectors and fire detectors for Safety @ Home.

  At the Company's site in Germany, trainees of ICL came in third place at the
2014 German Work Safety Youth Competition due to their contribution through the safety program implemented at the site, "Safety Navigation -- Trainees Lead
Trainees".

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160 ICL Corporate Review 2014

Employee Health

Over the past four years, ICL has implemented a health program to improve employee performance and health (reduction of risk factors for heart disease and others, and reduction of sick days), and to increase job satisfaction. The
program includes three components: 1.      On the personal level: individual
guidance to encourage activities, fitness and nutrition.

2.      On the work environment level: raising awareness of an active lifestyle and healthy diet.

3.      On the service conditions level: improving catering and adapting the service to a healthy diet.

ICL is committed to its employees' health as well as the health of its contractors' employees. This commitment is part of the Company's efforts to implement the Goldschmidt report, which is discussed in the section on Fair
Employment.

Security

ICL plants contain hazardous materials and valuable equipment so the Company invests significant efforts and resources to maintain the security of its operating sites, neighboring communities and plant employees. The security policy of ICL companies is based on implementing strict Israeli and international laws and regulations. Security operations are conducted in full cooperation with local security forces in the Company's areas of operation.
Security issues are examined routinely as part of the Company's periodic internal controls around the world.

ICL has in place a three-level security network at each plant in Israel: an outer ring of physical security including a fence, an electronic security ring including sensors, and an inner ring of security management including control rooms, as well as operating procedures for dealing with evolving threats.

In addition, the Company has implemented significant improvements in the security of ICL plants:

      Improvements in the level of training and competency of officials in security to meet strict regulations;

      Establishment of a uniform standard for all of ICL which meets and exceeds relevant standards;

      Improved measures/technological security systems (peripheral cameras, motion detectors, radar, entry control for transporters, etc.);

      Improved security control centers for factories, some of which operate
24/7;

      Establishment of control procedures and security checks at the entrance to the Company's facilities;

      Arranged full cooperation between security and regulatory systems on all relevant security issues;

      Cooperation between security department and human resources as part of the recruitment procedures;

      The Global Excellence Center (Israel, Europe, America and the Far East)
advises, coordinates and distributes information to all ICL companies worldwide;

      Implementation of a global Fraud Prevention Plan;

      All security personnel at plants in Israel are guided by the police security division.

Responding to Information Security and Cyber Threats

In response to the steady increase in the number and severity of security and cyber threats, the Company has taken many steps in recent years. ICL is implementing a program to protect its IT and ICS (industrial control systems), which includes separation of information networks from computerized process networks, physical protection of computer rooms, servers and terminals, and employee training. IT security personnel have been appointed, an integrated policy for addressing the issue has been formulated and work plans have been prepared and implemented in ICL globally. In addition, risk surveys were performed in all plants in Israel and several plants in other countries.

These activities are managed and controlled by ICL CISO (Chief
Information Security Officer) and
ICL's global CIO. In 2014, 6,000 ICL employees passed CBT (computer based training) to deal with IT security threats. Quantitative goals were established for implementing a multi-year work plan to advance this subject and to adapt the Company's operations to the many threats it faces.

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Socially Responsible Actions towards Communities and Society in General

Vision and Strategy for Community Engagement

Sustainability

The Vision

ICL aims to be a significant engine for growth and to help develop the communities in which it operates. By initiating and investing in processes and projects, together with employees and local residents, organizations and leaders, ICL works to be a positive force both in Israel and around the world.

162 ICL Corporate Review 2014

Stakeholder QandA

Scan QR code or press the QR code to read QandA concerning ICL's community involvement (currently available in Hebrew).

Principal Goals

      Create shared value with stakeholders and maintain "Social License to
Operate" in targeted communities.

      Develop operational model, including employee volunteer framework, in order to create partnerships with communities in which ICL operates.

      Empower disadvantaged populations.

      Empower and develop local leadership by working with "change agents"
within communities, in order to further develop ICL's social circles of influence.

      Promote synergy between projects and activities, with an emphasis on
ICL's flagship projects.

      Promote innovation in the field of chemistry and its various components,
i.e. knowledge, learning, leadership development and human excellence.

ICL has a policy of involvement and investment in the society and the community, which was formulated and approved by its Board of Directors in 2001 and amended in 2014. As part of this policy, ICL sets aside an annual budget for community service.

ICL focuses its investments on the communities in which it operates and is taking steps to deepen and broaden its community activities outside of Israel and to bring them up to a scale similar to those in Israel.

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Chapter 4: Social Responsibility

Social Involvement in Israel

In 2014, ICL charitable contributions in Israel totaled approximately 5 USD million (approximately 19 NIS million)Ⓐ. This amount does not include the numerous work hours that Company employees spent volunteering, partly at the expense of their work hours.

ICL's main activities are in communities in Israel's southern region, namely: Dimona, Yerucham, Arad, Beer Sheva and the Bedouin settlements in the South.



Flagship Projects

Afternoon Club Project



The Afternoon Club Project supports safe spaces throughout Israel for at-risk children. These clubs act as a home-away-from-home for children between 6 and 13 whose parents have difficulty caring for them during the day. The supportive and home-like atmosphere creates a therapeutic environment for these children; provides homework assistance, enrichment, extra help, social activities and computer skills for its members. Some clubs adopted by ICL also have programs for adolescents.

The Afternoon Club Project is operated by municipalities throughout Israel in cooperation with the Ministry of Welfare and Ministry of Education who also contribute to their funding. The Company's involvement in the project includes providing financial support needed to develop and maintain the clubs together with volunteer staffing by ICL employees and retirees.

Each employee volunteers in his residential town and the coordinators operate on a corporate level (as opposed to the previous situation in which volunteering was segment or company based). The connection is built on a warm personal relationship: employees serve as mentors, friends and leaders.

In 2014, ICL continued its **support for approximately 60 clubs located near its factories. This support totaled NIS 3 million in 2014 and thousands of volunteer hours** which were donated by employees, retirees and their families in their spare time. Contributions went toward building repairs, physical work, landscaping, equipping the Clubs with computers, purchasing kitchen appliances, games and books, and organizing enrichment activities, trips and social activities during holidays and vacations.

Empowering Bedouin Communities in the Negev

ICL actively supports the Bedouin communities of the Negev. In 2014, the Company's **contribution to activities in the Bedouin communities totaled approximately NIS 1.5 million.** Mifalei Tovala, an ICL subsidiary, leads these projects and is joined by many other ICL companies.

To advance the volunteer activities, ICL is assisted by several professional organizations to whom it provides financial support, among them: Sustainable Development for the Negev, Beit Issie Shapiro, Liali Association for the welfare of children at risk, the Information and Counseling Center for Higher Education, the Mother and Child Health Station in Rahat, the Nature and Parks Authority and others.



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Examples of projects carried out under the program include the following:

Welfare

Operation of clubhouses for children from families with special needs. The clubhouses serve as a warm environment that provides homework assistance, enrichment, extra help, social activities and computer skills.

Provision of individual therapy for children with developmental challenges, speech therapy and physical therapy.

Support of the Children-at-Risk project to meet the needs of children from families in distress, including psychosocial intervention.

Support of an occupational rehabilitation center for people with emotional disabilities.

Provision of educational services, for children with special needs, in their natural environment.

Operation of and assistance in kindergartens.

Employment and Higher Education

Encouragement of a business environment providing equal employment opportunities for college graduates from Bedouin society, based on their training and skills.

Operation of a job placement center that connects employers to applicants, including a preparation and support process for applicants, workshops and an assessment center for screening and promoting applicants.

Training center for career and business skills.

Encouragement and support of young people as they continue to higher education and select a profession.

Operation of two education and consultation information centers to increase accessibility to academic education, system-wide support in coping with barriers in the community and academic requirements.

Seminars, tours of educational institutions, assistance and guidance in preparatory courses, psychometric courses and English classes.

Enrichment, Classes and Trips

Diverse enrichment activities, such as sports, music, arts and crafts and games.

Trips and activities, ecological summer camps, parties, children's birthday celebrations and more.

Classes in dental hygiene and proper nutrition.

Operation of the Chen Program to improve the attitudes of children and teenagers towards people with disabilities and developmental disabilities.

Creation of social infrastructure for activities and work within the community.

Identification and assimilation of children within enrichment programs through the Weizmann Institute of Science.

Conservation of Nature and the Environment

Long-term process to change environmental management through education, and municipality, neighborhood, and community activities.

Conservation of biodiversity, landscapes and ecology through the education system in the Bedouin settlements.

Training of Authority employees, support for ISO-14000 certification.

Joint project with Eshel Hanassi to offer practical educational experience for students in Bedouin society, linking environment, economy and agriculture.

Development of local young leadership and raising awareness of the need to protect nature while respecting their heritage and lifestyle (e.g. shepherding, dispersing waste and using all-terrain vehicles).

ICL also supports the Bedouin Desert Reconnaissance Battalion. This Battalion
monitors the borders with
Gaza and Egypt and is staffed by
Bedouin people from the Negev. The Company contributes resources to equip the battalion's special school, including the installation of Internet infrastructure.

166 ICL Corporate Review 2014

Support of Health and Welfare

ICL supports a variety of welfare and health organizations and institutes with financial and cash-equivalent donations. These organizations and institutes include:

      MASLAN - Crisis Center for victims of sexual assault and violence in the
Negev

      Ran's place - Adolescent club and community garden in Arad

      Eden Foundation

      ALUT - The Israeli Society for Autistic Children

      Kindergartens for autistic children

      Yated -- Association for Children with Down Syndrom

      'Tsad Kadima' (A Step Forward) - Association for Conductive Education in
Israel

      'Ladders' Project administrated by MATAN -- Investing in the Community
Association

      Enosh- The Israeli Mental Health Association

      'Heart to Heart'

      Soroka Medical Center

      Akim clubs (Akim -- National Association for the Habilitation of the
Mentally Handicapped in Israel)

      Loving homes for adolescent girls in distress in Beersheba, Dimona, Arad, the Bedouin sector in the Negev and Isfiya.

      Foster families

      Club for the blind people

      Senior centers

      Kfar Rafael Remedial Community

      Dimona 'Welcoming' soup kitchen

Each year, ICL companies re-allocate the budget formerly used for holiday gifts
(traditionally distributed to employees at the Jewish New Year and Passover) to purchase hundreds of food parcels and gift vouchers for needy families in the
Negev development towns and candy packages for children with cancer who are hospitalized at Soroka Medical Center in Beersheba or who are undergoing daily treatment at a Soroka outpatient clinic (in conjunction with the Hayim
Association). In 2014, ICL's contribution of Food Parcels in holidays totaled approximately NIS 800,000

In 2014, ICL contributed NIS 500,000 to evacuate disadvantaged families from the conflict zone during the military operation "Tzuk Eitan". The Company's efforts included transporting and relocating the families to safe areas in
Northern Israel, while offering them entertainment activities.

ICL Water Solutions works year-round with the humanitarian help organization
CARE, enabling better access to clean water and constructing systems for water sanitation. Additionally, ICL funded the construction of new classrooms in the world's largest refugee camp in Dadaab (Kenya) in order to improve the access to education for the children.

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Support of Education and Science

ICL strives to promote education, especially in the fields of science, sustainability and technology. Towards this end, ICL operates two flagship programs to offer educational activities and engages in additional activities to develop and support other educational programs. In 2014, ICL's contributed
NIS 5.5 Million towards education.

ICL also sponsors various scientific, academic and professional conferences, such as the Israeli
Environment Conference 2050, as well as annual conferences in Ecology,
Hydrology, Geology Geography, and Urban Planners. In 2014, ICL's contributed
NIS 400,000 to conference sponsorships.

Rotem in the Desert Project

Since 2011, the ICL Group, in cooperation with Israel's Nature and Parks
Authority, has operated an educational program in southern Israeli towns. Its goals are:

To embed the values of conservation, respect for the environment and cultural heritage among students.

Disseminate information about industrial plants in the vicinity.

Provide information about the complexity of the Sustainability Triangle: man, environment and the economy.

Develop the student's ability to think critically, express opinions and identify viable solutions.

The program, which extends over a school year, includes class lessons, training days and special activity days. In its four years of operation, thousands of students from various Negev communities, and educators,

have participated and together learned about complex environmental issues which impact to their lives.

Training for instructors of this course was held in 2013-2014 in cooperation with Kaye College. Its subject was "Determining the Negev's changing needs."

Employment of High School Students and Cooperation with Vocational Schools

ICL encourages vocational studies among high school students in

168 ICL Corporate Review 2014

collaboration with industrial schools that operate under the auspices of the
Ministry of Industry and Trade. ICL employs 12th-grade students from four schools in the Negev. Each week, the students study in school for four days and work for two days at the plants, mainly in the maintenance and electricity departments and in warehouses. At school, the students study, and earn certificates in electricity, welding, mechanics, automotive and machining. Each student is assigned a Company employee who serves as a mentor who helps them navigate school and their job at ICL.

In addition, as part of its collaboration with vocational high schools, ICL purchases goods worth hundreds of thousands of shekels annually from the factory at Zur High School in Arad and employees cooperate with students from
ORT Arad by working on geography projects and providing tours of the Company.

ICL employees and managers are proud that most of these students serve in the army after graduating from high school, and some return to ICL companies after their army service. The Company believes that this program is very important, contributes to the community significantly, and also helps to build a pool of skilled future employees for the Company.

"We Have Chemistry" - Encouragement of Chemistry Studies in Collaboration with the Weizmann Institute

For the last six years, ICL, the Center for Relations between the Chemical
Industry and the Educational System, and the Department of

Science Education at the Weizmann Institute have led a joint initiative to encourage high school students to study chemistry called, "We Have Chemistry."
The purpose of the project is to use diverse and unusual learning methods to expose students to chemistry, emphasize its importance and contribution to everyday life, and demonstrate the relationship between chemistry and industry, the environment, society and the individual.

Students are advised by a team that provides students with close supervision and connects them, when necessary, with scientists and engineers from academia and the chemical industry.

Taasiyeda ('Industry Knowledge')

ICL works in conjunction with Israel's Manufacturers Association to promote the study of industrial and environmental subjects in 40 schools in the Negev, through the Taasiyeda (industry + knowledge) program.
As part of ICL's cooperation with Taasiyeda, ICL has run workshops at schools for the past five years.

Workshops were held in schools in Beersheba, Arad, Dimona, Kuseife, Segev
Shalom and Yeruham. The workshops are designed to expose high school students to the study of chemistry and Israeli industry. During the workshops, students learn about the connection between chemistry and industry, and the impact of chemistry on everyday life. The students learn about chemistry in general, and its use at ICL's plants in southern Israel; about bromine, potash and phosphates as raw materials and the outputs and

products of ICL's Dead Sea Works, ICL Rotem, Bromine Compounds, Periclase and
Dead Sea Magnesium plants.

In each workshop, representatives of ICL companies describe the plant where they work and include a chemical experiment associated with the plant. The uniqueness of the activity lies in the active involvement of ICL managers,
RandD, marketing and environmental personnel, process engineers and geologists.

In addition, ICL's Bromine Compounds unit, the Ministry of Education --
Southern Region and Taasiyeda joined together for a three-year project in elementary schools, giving enrichment lesson on many subjects related to the chemical industry and the importance of bromine, in particular. The project focuses on fourth graders in schools in Beersheba, the Bedouin sector, Omer and
Lahavim. In addition, other learning channels were established, such the Bromi website (www.bromi.co.il) which has learning and educational games for children and the Bro-morim website for teachers, which features lesson plans, presentations, movies, etc.

Junior Achievement

ICL Bromine has been part of the Junior Achievement program for more than a decade, and participates in a Skills Day each year. The day is intended to expose students to professionals, researchers, entrepreneurs, executives and business people. During the day, they learn about success stories in the area of business administration, and the connection between business management and entrepreneurship. Skills Day is designed to increase high school students'
knowledge of

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entrepreneurship and to prepare them to manage the companies they establish as part of the program, efficiently and successfully. On Skills
Day, senior executives from Bromine lead a variety of workshops for students, including a CEO workshop, as well as workshops in financial management, negotiations, sales and marketing, public relations and more.

Skills Day is part of Junior Achievement's "Doing Business" program which offers high school students (grades 9-12) the

opportunity to develop and manage real businesses through groups organized in their schools, community centers or other organizations. Students experience the complete lifecycle of a business, from raising capital, developing an idea for a product or service, appointing officers, developing and producing the product, marketing, advertising and sales. At the end of the program, the
'company' is dissolved and the profits are divided.

The products and services are

the fruit of the students' initiative, planning and development in a process modeled on industry. The groups are guided by a teacher (or college student)
and a business executive who volunteers his/her time to the project. In this context, ICL-IP executives volunteered their services as business coaches for
Junior Achievement, guiding groups in the greater Beersheba region.

Support of Community Enhancement

ICL is committed to improving the quality of life in the communities where it operates and to constantly developing and supporting a wide range of activities designed to enhance the fabric of the communities and provide local residents opportunities in the fields of sustainability, science and innovation. ICL's commitment is realized through the important programs described below, some administrated and managed by the Company in cooperation with third party organizations, and some through ICL employee volunteer work and ICL charitable contributions.

'Thinking Doing':
Community-Environment Ventures

ICL, along with the 'Community
- Environment and Society' firm, is leading the establishment of community/environmental ventures in Negev communities in order to create an active and independent community that promotes society and

the environment. ICL contributes both money and employees' work hours to these various community projects.

During the process of creating the 'Thinking Doing' project, local residents select areas to concentrate their activity. These include education and community and local economy and environmental resources. Each area of activity/venture is assigned a

170 ICL Corporate Review 2014

community representative who leads this process.

In the first year, 2014, the 'Thinking
Doing' project was implemented in Yeruham, and in coming years, ICL expects that more communities will begin this process, including Arad, Dimona, the
Bedouin community, the Tamar Regional Council and the Ramat Negev Regional
Council.

By creating communities that operate independently, ICL believes that there will be a strong human infrastructure of local area professionals working to establish a center in their communities and strengthen local economies.

12 Ventures were realized through 'Thinking Doing' in Yeruham

'Art in Space' - Community Gallery, artists' workshops and unique projects encouraging dialogue about art and aesthetics in Yeruham's public space.

'Tikkun Olam' - Community action workshop for local residents, to use manual labor to create new items out of local, reused raw materials to promote esthetics in public spaces.

'For the Spirit' - A venture conceived by a local book lover which aims to enable all residents' free access to books by stationing street libraries around the town.

'Garden Parks' -- Renovation of kindergartens and a community garden courtyard in order to make a meaningful, ecological space for children and parents. The venture is carried out by a group of youngsters in cooperation with the
Department of Parks, teachers and parents.

Greenhouse in 'Sound of Jacob'
School - In order to address constraints derived from the year of Shmita (the
Sabbatical Year for the Land of Israel), the teaching staff at the school, in consultation with professionals, initiated a greenhouse within the schoolyard where students grow spices and organic vegetables.

'Shade Trees' -- The town of Yeruham is sunny almost all year round. This venture seeks to encourage the planting of shade trees on town streets and kindergartens, nurturing and raising them for the benefit of the community. The venture operates in cooperation with local residents and members of the town council.

'Youth Travel Israel National Trail'
- A joint venture for religious and secular youth which gathers seventh and eighth grade students from all schools in Yeruham. The venture initiates meetings throughout the year for social, and team building, activities and during school vacations each group of participants sets out to hike a different part of the Israel National
Trail.

'Traveling Community' - a venture administrated by 'Otzma' Center (Forte
Center), which provides underprivileged families ways to travel in Israel by organizing trips guided and planned by 'Otzma' Center activists, in collaboration and with the support of, Yeruham's Field Studies Center.

'Give a hand in Haredi Yeruham
Community'- As part of the venture, a group of 25 girls was formed and trained to enrich the social life in the Haredi community through non-formal education and social and environmental change.

'Artists Create in Yeruham Park' - Work program for artisan workshops established for the benefit of the public. These workshops are led by local artisans and inspired by Yeruham lake and park.

'Community Gardens in Town' - Yeruham community gardens were established with the purpose of bringing residents closer to their environment, generating community get-togethers and promoting environmental sustainability in public spaces. During 2014, an ecological gardening course was initiated for the benefit of residents.

Yeruham's Sustainability Forum -- Established as part of the 'Thinking Doing'
project, the forum consists of representatives from various ventures. The forum meets on a monthly basis to discuss and solve the challenges faced by different ventures.

8200 Social Program

The 8200 Social Program is an accelerator program for social-technological ventures, created with the goal of harnessing the human capital of the IDF's
8200 unit alumni and invest it in Israeli society. Led by 13 entrepreneurs, the
8200 alumni community, mentors and speakers from key positions in the nonprofit sector and the business sector, the program is designed to promote technological solutions for social challenges in the fields of education, women empowerment, disability management, social businesses, elder care, participatory democracy, collaborative economy, healthcare and Haredi employment.

ICL Corporate Review 2014 171

Chapter 4: Social Responsibility

ICL supports this project as it finds the project's goal - to contribute new solutions to society through technology - is aligned with the Company's strategy. In 2014, ICL provided half of the sponsorship for this exclusive project.

Five solutions, out of thirteen developed by entrepreneurs through this program, are: 'Voiceitt' - An app that enables those with speech impediments to communicate using their own voice by utilizing an instant conversion of the impeded speech into non-impeded speech.

'EyeControl' - Accessible, affordable glasses that, using a camera, a microprocessor and an open source app, allow eye movement based communications.

'Vitalitix' - A support platform for the elderly, which connects family members to the person they support through wearable devices that communicate with a dedicated app and alert them when their help is required.

'SheCodes' - A venture with the goal of getting female software developers to make up 50% of the software development sector in Israel in accordance with their percentage in the population.

'Blink' - A series of innovative sight enhancement products aimed at improving the quality of life of visually impaired people, both physically and mentally.

Establishing the Continuity Center at Neot Hovav

Since 1978, Bromine Compounds has been active in the Neot Hovav Industrial
Council and it is one the five largest factories there. The plant is used as a model green plant and hosts visits by VIPs to Neot Hovav. Over the last two years, there has been a major push in development activities for environmental projects, and in public relations initiatives, for Neot Hovav Industrial
Council to become an Eco-Industrial Park. The Continuity Center is one of these projects. When built, the Continuity
Center will be the first chemistry museum in Israel, and serve as regional center of excellence for chemistry and as a visitors' center

172 ICL Corporate Review 2014

for Neot Hovav. It will highlight the relationship between chemistry, manufacturing and sustainability. The Center will be a magnet for hundreds of thousands of visitors from Israel and abroad, and will offer tours for schools and chemistry students.

In addition, companies operating at Neot Hovav will create a display about themselves at the Continuity Center. This venture will provide a platform to demonstrate ICL's contribution to the Negev and to the global community, while also focusing on the world of bromine, its compounds, and its uses in creating essential products.

Community Environmental Initiatives

KfICL participates in initiatives to promote a culture of environmental protection and encourages its employees to volunteer in this area. In 2014, ICL continued its participation in:

      KfCreating refreshment rest-stops on the eve of holidays and during the
Sukkot and Passover holidays on the Arava road (Highway 90) in the area surrounding the Dead Sea Works plant;

      KfMaintaining roads within nature reserves and scenic areas in the Negev desert;

      KfEstablishing feeding stations for birds of prey, in cooperation with the Nature and Parks Authority to increase the number of birds of prey in
Israel;

      KfAssisting hikers in areas near plants;

      Supporting regional cultural events, including walks, bicycle rides especially of associations for people with disabilities, hikes, cultural activities etc.

Active Community Improvement Teams

In order to participate in social change, improvement teams from ICL-IP, in cooperation with Tze'ela, assist organizations and NGOs dealing with social problems. The idea behind the improvement teams is to break down complex problems into several small problems, and, having a dedicated team handle each problem, solve it in a structured, simple way.

ICL Employees with experience working on improvement teams, serve as mentors/group moderators in this process. In this way, ICL shares its personnel's professional knowledge to work on these important issues.

ICL for Outstanding Athletes

In recent years, ICL has joined with Hapoel Beersheba to lead three sports programs to support and advance children and youth: 'Red Heart', 'The Future of
Red' and the 'Mentors program'. Red Heart, and the Future of Red provide coaching to children from special schools in the city. Through the Mentors
Program, ICL employees and managers adopt and mentor teens playing in Hapoel
Beersheba. Employees encourage these boys to excel in all areas of their lives.

At a ceremony in January 2014, scholarships were presented to ten outstanding players from the youth department. The scholarships were awarded according to the predetermined criteria established by ICL and the management of Hapoel
Beersheba.

In addition, the Company supports professional swimming in Israel.

In 2014 it sponsored the Negev swimming championship and awarded Guy Barnea,
Israeli swimming champion, the ICL swimming scholarship.

ICL Corporate Review 2014 173

Chapter 4: Social Responsibility

Support and involvement in Other Social Matters

Support for Soldiers

'Adopt a soldier' - ICL companies, together with the Association for the
Wellbeing of Israel's Soldiers, adopts several IDF units and bases, organizes joint activities and contributes to the wellbeing of soldiers.

During 2014, ICL Fertilizers continued its support of the Bedouin Desert
Reconnaissance Battalion and ICL-IP continued its support of the Rimon
Battalion and Givati Brigade Headquarters. These segments have committed to an annual donation of NIS 100,000 for three consecutive years, in addition to organizing joint activities. They also plan to incorporate officers and soldiers into ICL and offer higher education and employment opportunities.

In addition, ICL adopted the Lone Soldier Center in Memory of Michael Levin branch in Beersheba, and contributes equipment, such as furniture, TVs, sound systems and kitchen equipment. Also, employees of ICL in the south were asked to host lone soldiers on weekends and for holiday and Shabbat meals -- an initiative which received a large and positive response from ICL employees.

Employing Employees'
Children in the Community

During summer vacation, the children of employees assist in various tasks in hospitals, nursing homes, clubs, and in community activities, in cooperation with the municipalities. They are paid by ICL companies for their time.

Social Engagement
Efforts

ICL continues to develop training content to deliver information to visitors at
ICL sites in the Dead Sea, including training instructors for the Company's visitor center in Sodom, which hosts approximately twenty thousand visitors a year.

174 ICL Corporate Review 2014

Social Involvement in Europe

Notable Contributions to the Local Communities of S[]ria and Sallent in Spain

ICL Iberia S[]ria and Sallent works with many local actors to practice good corporate citizenship, promote sustainability, and build strong communities.
The company collaborates with universities, research centers, corporation sectorial associations, European technology platforms, cultural, recreational and sports entities, nonprofits working with disadvantaged groups and the municipalities in which it operates. The company's goal is to contribute to the local community through its own operation by creating value and activating the local economy. To achieve this, the company hires local workers. 90% of the employees at the Sallent plant, and 94% of employees at the Suria plant, come from the Bages municipalities. All other employees come mainly from nearby counties, Bergued[], Solsona and Osona and the remainder from throughout the state.

Cooperation with Associations and Sponsorships

In 2014, ICL Iberia S[]ria and Sallent contributed [] 300,000to the local community through its operations, projects and sponsorships.

ICL Iberia Chair

The ICL Iberia Chair in Sustainable Mining was created in October 2007 as a joint initiative of ICL Iberia and the Superior Polytechnic school of Manresa
(Escola Polit[]cnica Superior de Manresa) from the UPC (Catalan Polytechnic
University). Its main objective is to promote knowledge and innovation in sustainability in the mining industry. Its focuses on disseminating research, advice and training, and fostering scientific communication, in the sustainable mining engineering field.

Over the past 4 years, this Chair has provided over 7,700 hours of training and written more than 34 documents, including, theses and published research papers. Also, more than 23 experts from the Chair collaborated with students on their research and doctoral thesis.

Kursaal
Since 2009, ICL Iberia has supported culture in Bages County through its collaboration with the Kursaal Theater in Manresa. In 2014 for example, the
Company paid tribute to the World Environment Day with discussions and debates held in the Manresa Kursaal Theater.

Basketball Manresa
ICL Iberia also supports one of Bages' most iconic sports clubs, Basketball
Manresa. ICL will continue to support this team through the 2014-2015 season.
In 2011, ICL Iberia signed an

agreement with Manresa Basketball SAE which shall continue during 2014 and
2015.

Geopark
In April 2011 ICL Iberia joined the Geological and Mining Park of central
Catalonia through an agreement with the regional Bages council and S[]ria city council.

Abad[]a de Montserrat Foundation
Since 2010, ICL Iberia has collaborated with the Abad[]a de Montserrat
Foundation 2025 (culture, nature).

Historic Cardona Foundation
In 2013 ICL Iberia worked with the Historic Cardona Foundation, an organization committed to maintaining and protecting the historical and mining heritage of the municipality.

Aula Taronja
ICL Iberia collaborates with the regional TV programme, Aula Taronja, which shares knowledge through the vision of young journalists.

AMPANS
ICL Iberia S[]ria and Sallent supports AMPANS in Central Catalonia, an organization dedicated to the wellbeing of people with intellectual disabilities, through financial

ICL Corporate Review 2014 175

Chapter 4: Social Responsibility

contributions and commissioning projects through AMPANS Special Job Center
(Centro Especial de Empleo CEE). AMPANS foundation, based in Santpedor (Santa
Mar[]a de Comabella), provides jobs for people with intellectual disabilities in industrial gardening projects at ICL Iberia facilities since the organization's founding in 1998.

Collaboration with Local Organizations

ICL Iberia collaborates with the Volunteer Association of S[]ria
(InfantS[]ria), the Children's fair of Manresa "Campi qui jugui", and the
Council of Manresa's literary initiative, "Tocats de Lletra".

Support for Local Events

ICL Iberia S[]ria and Sallent is one of a few companies that sponsor large local festivals in S[]ria, Sallent and Balsareny. Furthermore, the company supports a variety of cultural and educational activities that occur in these municipalities throughout the year. For example it is a sponsor and collaborates with the IGENIUM session (Institute of Engineers of Catalonia),
Meetings of Catalonian Engineers and the Mediterranean Trade Show in Manresa
since 2013.

Notable Contribution to the Local Communities of Ladenburg and Ludwigshafen in
Germany

ICL, with sites at Ludwigshafen and Ladenburg (both situated in the
Metropolitan Area Rhine-Neckar), is committed to the communities in which it operates. Accordingly,

176 ICL Corporate Review 2014

over the years it has taken various measures to enhance and support local residents, institutions, social organizations and selected cultural events.

As in previous years, one of the Company's main social goals was support of institutions and projects which help needy, sick or socially challenged children and young people. In this context, ICL sites in Germany funded programs, and bought equipment for youth sports groups, a children's hospital, a children's home, and the Ladenburg Township's "youth parliament" which aims to involve children in their community.

ICL sponsored two cultural events enhancing the integration of young people of multinational origin. The first event is administrated by the highly renowned philharmonic orchestra of the Rhineland-Palatinate which began a program to teach pupils how to play instruments together, an experience which creates an integrating effect. The second event occurs at the National Theater in Mannheim, where ICL sponsored the creation and performance of a show with multinational children. The show's title is "Multiple Languages" and its premiere is in January 2016.

ICL further financed the creation of a film, illustrating the story of
Ursula Michel, who was sent via various stations as a single child to
London, fleeing the Nazi regime ("The
Little Suitcase"). In this context ICL continuously supports the placement of
"stumble stones" made from bronze and showing names of victims of the Nazi regime.

For several years, ICL has cosponsored the Ladenburg triathlon event,
"R[]merMan", as well as "Knowledge Transfer Day" in the metropolitan area which is organized by the Management School at Heidelberg.

The Company also sponsors public events and local sports teams at Ludwigshafen.
For instance, it sponsored the "Family Festival" with its Kids Parade, and the
Ludwigshafen handball team "Die Eulen" (Owls) which play in the national league.

Notable Contribution to the Local
Community of Caffiers in France

ICL's subsidiary in France, Scora, is a member of an organization which helps launch or buy companies. Through this organization, the
Company's qualified employees support and guide a local entrepreneur through the process by sharing their knowledge in different areas such as sales, HR, finance, production, regulation.

In addition, Scora offers caps and scarfs for all Caffiers school children participating in their one week ski vacation. These vacations are a custom in
Caffiers schools and occurbi-annually.

Notable Contribution to the Local Community of Amsterdam in the Netherlands

ICL's operations in Amsterdam (ICL Fertilizers Europe C.V. and ICL- IP Europe
B.V.) sponsor a local initiative for cancer prevention and contribute approximately []20,000 each year to the Maritime Museum Amsterdam. In addition, the Company devotes approximately []7,500 each year to volunteer work performed by its employees in the local community in Amsterdam.

Notable Contribution to the Local Community of Terneuzen in the Netherlands

ICL operation in Terneuzen, the Netherlands, devotes approximately []50,000 each year to local community support and engagement activities.

In 2014, the company provided sponsorships of numerous activities in the
Terneuzen municipality, including regional cultural events such as the
Zeeuws-Vlaanderen Festival, the annual Terneuzen Jazz Festival and the annual
Graauw Rock Festival.
The company also sponsors a large number of regional sports events such as the
Zeeuws-Vlaanderen Marathon - an annual sporting event in which a number of the company's employees participate, Ride for the Roses -- a national cycling event in the fight against breast cancer, and other

smaller activities and sports events (organized with the participation of one of ICL's employees), e.g. cycling tours, local football teams, swimming for handicapped children, athletic events.

In addition, the company's health and safety environment education officer, and qualified employees called
'Technical Ambassadors,' attend school information events to promote technical studies at local schools and working in the chemical industry, and ICL in particular.

ICL Corporate Review 2014 177

Chapter 4: Social Responsibility

Social Involvement in Americas

ICL supports various charitable organizations in Americas through philanthropic efforts and community engagement. In 2014, ICL's charitable contributions in the Americas totaled $110,465, of which $58,215 was from the company and the rest were contributed by employees. The donations consist mainly of cash donations and food supplies provided to a range of charitable organizations, social services, firefighter and fire safety organizations. Some of these organizations include the St. Louis Area Food Bank, United Way and various social services in areas where the Company operates, e.g. Rancho Cucamonga site in California, Kamloops, in Canada, Carondelet plant site in Missouri, Lawrence plant site in Kansas, Dublin and Summerville, Ohio sites, Hammond, Indiana site, and Gallipolis Ferry and South Charleston plant sites in West Virginia.

In addition, ICL facilitates community engagement by organizing volunteer opportunities and programs for

employees. In 2014, the Company's employees gave hundreds of hours of their time in volunteer services which included various types of activities, such as adopting families for holidays, performing light yard work and painting for homes of those with disabilities, and distributing food to those in need. In
2014, ICL employees distributed 148 pounds of food which fed approximately 1200 disadvantaged people in America.

This community involvement takes place through numerous welfare organizations, such as United Way, St. Louis Area Food Bank, VA (Veterans) Hospital, Nurses
for Newborns, Lutheran Senior Services, Easter Seals Midwest, Winter Coat
Drive, Pancake Breakfast (Canada), Operation Christmas Child (Canada), Coats
for Folks (Canada), and Theme Basket
Raffle for charity.

In 2014, ICL employees also contributed their time to the
Environmental Beautification or
Cleanup project in the Community, and to the Canada Shore cleanup. They were also involved in a volunteer reading program in a local school near

Lawrence, KS site.

Each October, the Gallipolis Ferry plant hosts a Community Fun Day where they sponsor an open house for the community to come to the plant and enjoy food, games and fellowship. This day is done to thank the community for their support of the GF plant and to let them know that we are attuned to their concerns and needs. The GF plant is also a Partner in Education with a local elementary school; providing reading days, educational materials, rewards for academic excellence and a poster contest that is used in the lobby of the school and the plant.

The Clearon plant located in West Virginia, participates in South Charleston
Days by sponsoring a booth and providing volunteers for this day of celebration. The Clearon CAP also sponsors Shelter in Place drills annually to help teachers and students better understand the proper actions to take during an emergency. Clearon also partners with the South Charleston Fire Department for training and Emergency Response.

178 ICL Corporate Review 2014
Where needs take us People Agriculture Food Engineered Materials Cities

Chapter Five

About the Report GRI G4 Content Index

ICL's Activity Throughout the Lifecycle:

Chapter 5: About the Report

About the Report

This Corporate Responsibility Report of ICL describes the Company's approach to sustainability and the actions it has taken during 2014 to advance responsible and sustainable business practices. In all cases, data relates to the 2014 calendar year unless otherwise stated. For several of the indicators, data from previous years is presented as a baseline for comparison. Since the report is being published in mid-2015, it may also contain some data and events from the period between the end of 2014 and its publication date.

The report covers all of ICL's operations globally. A list of entities included in this report can be found in the Organizational Structure diagram on page 43 – as found in ICL's 2014 Annual report available on the Company's website (see "C. Organizational Structure", page 79 www.icl-group.com/investors/reports/financialreports/Pages/default.aspx). The quantitative information in this report relates to ICL's three segments: ICL Fertilizers, ICL Industrial Products and ICL Performance Products. The report does not include information about joint ventures outside of the segments.

Information was collected internally by departments that deal with matters related to the environment, human resources, and ICL Centers of Excellence, as well as by the Company's headquarters. Information about the environment presented in this report was also collected from 61 of ICL's sites around the world, which account for 95% of the Company's total sales. Social data was collected in a lower volume (as noted in the relevant section of the report) from tens of ICL's sites located in Israel, U.S., China, Turkey, Mexico, and throughout Europe (e.g. Spain, U.K. The Netherlands, Germany, Italy, France, Poland).

This report has been written in accordance to the GRI G4 Guidelines 'in accordance' option Core, and reports are in line with the principles for defining report content and quality. Additionally, the report addresses the GRI Mining and Metals Sector Guidance supplement. However, not all of the guidelines are applicable or appropriate to ICL's business, and they have been applied selectively to relate to the Company's mineral extraction activities.

ICL selected the content for this report by prioritizing material impact on sustainability following a process of evaluation through which a large group of ICL personnel, including ICL senior executives, were interviewed for the purpose of gathering and verifying data processes for this report. No significant changes have occurred during the reporting period with regard to its scope or boundaries.

The highlights in the report and its structure are based on the diverse composition of ICL's stakeholders. ICL includes its main impacts on a corporate level, as well as on greater levels of detail so that the report will be relevant for as many stakeholders as possible. All aspects addressed in this report are material within the organization. Where the issue has been identified as relevant within the organization it applies across all entities of ICL's business. Following is an outline of the materiality of each of the aspects outside the organization.

Material Issue / Stakeholder Category	Market Competition & Demand	Government-takes	Manufacturing & Operations	Governance & Ethics	Natural Resource Availability	Product R&D	Local Environmental Issues	Energy Management	Product Safety	Biodiversity & Nature Conservation	Employment & Employability	Compliance	Occupational Health & Safety	Local Community Development
Investors	√	√	√	√	√	√	√		√		√	√	√	√
Employees	√		√	√	√		√		√		√	√	√	√
Public Authorities and Regulators (international and local)	√	√	√	√	√		√	√	√	√	√	√	√	
Standards bodies			√			√	√	√	√			√		
Local Communities		√		√	√		√			√	√	√	√	√
Social and Environmental NGO's (international and local)		√		√	√		√	√		√	√	√	√	√
Analysts	√	√		√	√	√	√				√	√		
Industry/competitors	√	√	√	√	√	√	√	√	√		√	√	√	
Academic					√	√				√			√	√
Media	√	√		√	√		√			√	√	√		
Customers	√			√		√		√	√			√		
Contractors and partners (e.g. suppliers, distributers..)	√		√	√	√		√	√	√			√	√	

In order to maintain consistency with the Company's various international reporting standards, all information collected from ICL's sites around the world, including the Israeli sites, are presented in this report using international protocols (e.g. CDP, GRI) which ICL has used for the last few years. The reported information is a result of direct measurement of the issues under discussion and calculations when required (unless otherwise noted). There have been minor changes in some environmental data from 2013 as stated in the Corporate Responsibility Report for 2013, due to change in calculation methods.

This is the fifth successive year ICL has published a full GRI report and the first year that it is reporting using GRI's updated GRI G4 Guidelines – making it a year of transition. As ICL progresses through its second year of reporting using this framework, the Company intends to strengthen its data collecting and reporting practices, becoming more efficient in these systems throughout its operations.

ICL recognizes the importance of the periodic reporting process and of the transparency required in its activities. As a result, ICL attributes great importance to the assurance process, which constitutes a significant component of data and information transparency.

In order to meet this challenge, the company engaged in a gradual assurance process which includes internal preparation and the execution of an assurance process, respectively.

As part of this process, an independent limited assurance process regarding the specified parts of the company's report was performed for the first time (see page 2-3).

Limited assurance regarding the specified parts of the report was performed by KPMG Somekh Chaikin. The assurance was performed in accordance with International Standard on Assurance Engagements (ISAE) 3000, for performing Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board (IAASB).

That Standard emphasizes the need for comprehensive procedures for evidence gathering processes and assurer independence, and outlines the steps to be followed and conditions to be met by auditors, who provide assurance on behavior, processes or information.

ICL is undergoing a comprehensive process of upgrading relevant data gathering, reporting, accountability and transparency mechanisms of all relevant corporate responsibility activities.

The company is set to expand the scope of the assurance provided in future reports, in order to include in the process additional and material components, as part of a designed and gradual process of development in its corporate responsibility reporting.

The Company intends to seek external assurance of the entire report in the coming years.

ICL's Corporate Responsibility reports are published in English and Hebrew, in Israel and throughout the world, and are available on ICL's website located at icl-group.com.

182 ICL Corporate Review 2014

ICL Corporate Review 2014 183

Chapter 5

GRI G4 Content Index

ICL 2014 Corporate Responsibility Report

- GRI G4 Guidelines
- 'In accordance' option Core
- Mining & Metals sector disclosures, where applicable

Content Index
Israel Chemicals Ltd.
Jul 2015 Service

General Standard Disclosures

General Standard Disclosures	Page	External Assurance*
Strategy and Analysis		
G4-1	8, 9	-
Organizational Profile		
G4-3	13	-
G4-4	15-16, 22, 112	-
G4-5	13	-
G4-6	20-21	-
G4-7	13	-
G4-8	15, 17, 22	-
G4-9	13, 14, 16, 25	-
G4-10	144	-
G4-11	144	-

** See reference page for the specified parts included in the assurance*

184 ICL Corporate Review 2014

GRI G4 Content Index

General Standard Disclosures	Page	External Assurance*
G4-12	107, 109-110 The Company is currently in a process of establishing a new European headquarters in Amsterdam that will serve as one of ICL's joint global service centers (together with the existing service center in the United States and the planned service center in Israel) and will also operate as the Company's worldwide procurement (purchasing) center. Procedures for collecting relevant data for supply chain will be developed and implemented over the next two years.	-
G4-13	23	-
G4-14	27	-
G4-15	36, 49, 125	-
G4-16	36, 71-72, 125	-
Identified Material Aspects and Boundaries		
G4-17	43, 182-183	-
G4-18	30-32, 182-183	Yes, pages 2-3
G4-19	32	-
G4-20	182-183	-
G4-21	182-183	-
G4-22	182-183	-
G4-23	182-183	-
Stakeholder Engagement		
G4-24	33	-
G4-25	33-34, 37	-
G4-26	33, 35, 39	-
G4-27	38	-

** See reference page for the specified parts included in the assurance*

ICL Corporate Review 2014 185

Chapter 5

GRI G4 Content Index

General Standard Disclosures	Page	External Assurance*
Report Profile		
G4-28	182-183	-
G4-29	182-183	-
G4-30	182-183	-
G4-31	190	-
G4-32	184-189	-
G4-33	2-3	-
Governance		
G4-34	42	-
G4-36	27	-
G4-39	44	-
G4-41	47-48, 53	-
G4-42	44-45	-
G4-43	44	-
G4-48	27	-
G4-51	46	-
Ethics and Integrity		
G4-56	50-51	-
G4-57	47	-

** See reference page for the specified parts included in the assurance*

186 ICL Corporate Review 2014

GRI G4 Content Index

Specific Standard Disclosures

Material Aspects	DMA and Indicators	Omissions	External Assurance*
Category: Economic			
Economic Performance	G4-DMA: 16-18, 22-23		-
	G4-EC1: 24-26		-
Indirect Economic Impacts	G4-DMA: 54, 58, 61, 162-163		-
	G4-EC7: 82, 170-172		-
	G4-EC8: 54, 56, 60, 63		Yes, pages 2-3
Category: Environmental			
Energy	G4-DMA: 104, 121-123		-
	G4-EN3: 118-119		-
	G4-EN6: 119, 121-123		-
Water	G4-DMA: 68, 80, 84, 132		-
	G4-EN8: 78, 79, 131		-
Biodiversity	G4-DMA: 74-75, 80, 86, 87		-
	G4-EN11: 76		-
	G4-EN12: 77-78, 80-81		-
	G4-EN13: 77		-
	G4-EN14: 77		-
	MM1: 77		-
Emissions	G4-DMA: 68, 71, 104, 125, 128		-
	G4-EN15: 124		-
	G4-EN16: 124		-
	G4-EN17: 124		-
	G4-EN19: 124		-
	G4-EN21: 126-127		-
Effluents and Waste	G4-DMA: 68, 116, 136-137		-
	G4-EN23: 134-135		-

** See reference page for the specified parts included in the assurance*

ICL Corporate Review 2014 187

Chapter 5

GRI G4 Content Index

Material Aspects	DMA and Indicators	Omissions	External Assurance*
Products and Services	G4-DMA: 18, 91, 93-94		-
	G4-EN27: 19, 72, 95-96		-
Compliance	G4-DMA: 27, 42, 48-49		-
	G4-EN29: 48-49		-
Transport	G4-DMA: 71, 107, 109-110		-
	G4-EN30: 107, 109-110		-
Overall	G4-DMA: 18, 28, 68, 71		-
	G4-EN31: 70		Yes, pages 2-3
Category: Social			
Sub-category: Labor Practices and Decent Work			
Employment	G4-DMA: 142, 146, 148, 152		-
	MM Sector specific DMA: 149 (Policies, standards and practices applying to contractors).	Data is currently available for contract employees in Israel. ICL is reviewing its data collection processes to address this gap in the future.	-
	G4-LA1: 152		-
Occupational Health and Safety	G4-DMA: 155-158, 161		-
	G4-LA6: 154-155		-
	G4-LA7: 154		-
	G4-LA8: 157		-
Training and Education	G4-DMA: 148, 150-151, 153		-
	G4-LA10: 150-151, 153		-
Diversity and Equal Opportunity	G4-DMA: 27, 146, 148, 151		-
	G4-LA12: 44-45, 144		-
Labor Practices Grievance Mechanisms	G4-DMA: 47, 148		-
	G4-LA16: 47		-

** See reference page for the specified parts included in the assurance*

188 ICL Corporate Review 2014

GRI G4 Content Index

Material Aspects	DMA and Indicators	Omissions	External Assurance*
Sub-category: Human Rights			
Non-discrimination	G4-DMA: 27, 50-52, 148		-
	G4-HR3: 148		-
Child Labor	G4-DMA: 27, 51-52, 142		-
	G4-HR5: 52, 144		-
Forced or Compulsory Labor	G4-DMA: 27, 51-52, 142		-
	G4-HR6: 52, 144		-
Human Rights Grievance Mechanisms	G4-DMA: 47, 50-52		-
	G4-HR12: 47		-
Sub-category: Society			
Local Communities	G4-DMA: 162-163, 168, 170, 175		-
	G4-SO1: 164-165, 175-176		Yes, pages 2-3
	MM6: 80, 88		-
	MM7: 80, 88		-
Anti-corruption	G4-DMA: 47, 51-53		-
	G4-SO3: 53		-
	G4-SO4: 52-53		-
Compliance	G4-DMA: 42, 48-49, 52-53		-
	G4-SO8: 48-49		-
Emergency Preparedness (MM Sector specific Aspect)	G4-DMA: 161		Yes, pages 2-3
Sub-category: Product Responsibility			
Customer Health and Safety	G4-DMA: 93, 98-99, 112		-
	G4-PR1: 98-99, 125		-
Product and Service Labeling	G4-DMA: 27, 68, 100-101		-
	G4-PR3: 100-101		-
Marketing Communications	G4-DMA: 18, 68, 100-101		-
	G4-PR6: 102		-

** See reference page for the specified parts included in the assurance*

ICL Corporate Review 2014 189

Important Notes to the Reader

This document reflects the policy of Israel

Chemicals Ltd. The document is updated as of its preparation date, as specified.

We have done our best to ensure that this document is true and accurate.
However, as in any document, there may be generalizations, inaccuracies, errors or omissions. The complete and binding information for the public of Israel
Chemicals Ltd. is published in its annual and quarterly reports.

We will be pleased to answer questions and receive comments, suggestions or any response.

Please contact:

Mr. Tzachi Mor, Tzachi.Mor@icl-group.com

For ICL's website scan the QR code or press the QR code.

Printed on ecologic paper which contains fibers from managed forests (FSC) with a minimum 25% of recycled materials.

190 ICL Corporate Review 2014

Where needs take us

Millennium Tower, 23 Aranha St. (Headquarters) P.O.Box 20245, Tel Aviv 6120201,
Israel Tel +972 (0)3 684 4400 Fax +972 (0)3 684 4444 E-mail:
contact@icl-group.com www.icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: August 12, 2015